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Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Bacardi Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
AUG 10 2007
THOMSON FINANCIAL

FILE NO. 82- 04991 FISCAL YEAR 3-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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DAT : 8/7/07

BACARDI LIMITED ANNUAL REPORT 2007



145

ONE HUNDRED AND FORTY FIVE YEARS



Santuario de la Caridad del Cobre
El Cobre, Oriente, Cuba

Provenance

The discovery of alcohol can be traced back to modern-day Iran, where fermented grapes were referred to as *zher-e-khoosh*. In nearby India, a wild grass known as sugarcane grew tall. Containing a large concentration of sugar in its stalks, this grass grew in the warm regions of China and New Guinea. The sugarcane first arrived in Europe after the armies of Alexander the Great crossed the Indus River and conquered the Punjab in 322 BC.

The "reed which gives honey without the help of bees" soon spread to Egypt, where it was first distilled. Eight centuries later, it was brought to Spain by the Moors who fermented and distilled the sugary liquid through methods learned by the Saracens, a nomadic Middle Eastern people. By 719 AD, Islamic Spain and the Canary Islands had become the site for vast sugar plantations.

In 1492, Columbus set sail to the west in hopes of finding the ancient kingdom of Cathay. He landed first on San Salvador in the Bahamas. On his second trip he brought sugarcane from the Canary Islands, and by the 18th century Haiti had the most important sugar industry in the world. During the Napoleonic wars the French colony revolted and economic disruption forced the land-holding population to flee across the Windward Passage to the Cuban province of Oriente.

In Santiago on the 4th of February 1862, during the rise of Cuba's sugar economy, Don Facundo Bacardí Massó established the Bacardi Company. Starting with rum, his Company grew to manufacture vodka, whisky, gin, tequila, and fortified as well as sparkling wines. In addition to Cuba, his Company's products trace their origins to seven additional nations: France, Scotland, England, Italy, Georgia, Mexico and New Zealand. This fiscal year we commemorate the 145th anniversary of Bacardi Limited through a multi-sensory celebration of brand provenance.

Special Note to the Shareholders

This calendar year marks the 145th anniversary of the establishment of the original Bacardi Company by Don Facundo Bacardí Massó, Don José Bacardí Massó and Monsieur José León Boutellier in the colonial port city of Santiago de Cuba in 1862. To commemorate this milestone, this year's Annual Report cover is adorned with signatures from many of the men and women who have shaped Bacardi. These names honor the establishment of Bacardi, as well as those companies and brands that have joined the group. This year's Report celebrates our many founders whose contributions continue; products that endure and legacies that persist. The second commemorative item will be found in only 500 Annual Reports distributed to our shareholders and key executives. As the most basic way to communicate the Company's provenance – described as the origin or source from which something comes from – we have included small amounts from the land that Columbus called *"The Pearl of the Antilles"*. Enclosed in the small Plexiglas case on the top right hand side of each report are small amounts of copper mined in the village of *El Cobre*. This village is located in close proximity to Santiago de Cuba.

Bacardi Limited has completed another year of delivering record results. We continue to invest heavily in marketing support behind our core brands while funding significant organizational and operational initiatives that will place your Company in a stronger position to meet the opportunities and challenges of the coming year.



Report of the Chairman of the Board and the President and Chief Executive Officer

Dear Shareholder:

Bacardi Limited has completed another year of delivering record results. We continue to invest heavily in marketing support behind our core brands while funding significant organizational and operational initiatives that will place your Company in a stronger position to meet the opportunities and challenges of the coming year. In addition, we continue to further refine and develop our strategy to focus resources on our premium brand portfolio in order to create long-term shareholder value.

DIVIDENDS PER SHARE
CAGR 36%


$7.24
$11.92
$13.44
2006
2007
2008

The strong performances of our global spirit brands has allowed us to deliver on our high expectations for record results with Earnings from Operations increasing by 9% to $949 million and Reported Net Income increasing 11% to $730 million. Fiscal 2007 results include $47 million of one-off costs and expenses related to initiatives to improve the utilization of our manufacturing assets. The Board of Directors approved the increase in the annual dividend on Bacardi Limited common shares from $11.92 to $13.44 per share, an increase of 12.8%.

One of the key priorities for the Company remains BACARDI rum which was in line with the prior year in case sales due to good performances in the brand's principal markets of Mexico and the United States. BACARDI rum faced difficult conditions in the key markets of the European Union. Overall we were able to raise prices in line with the brand strategy and these increases more than offset the impact of volume decline in those markets. Considerable marketing effort is being placed on achieving a more consistent premium image globally and continuing to enhance the advertising and promotional materials for the brand.

Sales volume growth of our core brands was led by a good performance on GREY GOOSE vodka, surpassing 3 million cases globally. The brand continues to grow in its core market of the United States and has also achieved good acceptance in premium outlets internationally.

The Scotch whisky category remained difficult in many markets. However, DEWAR'S WHITE LABEL grew by 2% in its core market of the United States. Overall, global DEWAR'S Scotch whisky sales volume was in line with the prior year. More importantly, DEWAR'S 12 Year Old showed good growth, up 30% in case sales, mainly as a result of significant investment by the Company in the Asia Pacific region and especially in China.

BOMBAY gin ended the year with volume growth of 5% due to the good performance of the brand in Spain and the United Kingdom. A new third party contract manufacturing facility is due to come on stream in the coming months to assist with continuity of supply following last year's devastating fire.

CAZADORES tequila achieved an overall increase of 4% in volume with growth being driven by the United States as the brand continues to expand to the general market from its traditional Hispanic roots. Also in the tequila category, in April 2006 we secured the contract to distribute SAUZA® tequila products in Mexico.

ERISTOFF vodka grew strongly over the year with case sales increasing by 11%. The brand was represented through new packaging and advertising in the year as part of a program to make the brand more premium, consistent with our overall corporate strategy.

MARTINI vermouth showed overall volume growth of 1% largely driven by the continued strong performance in Russia, Germany and Poland. The new advertising and promotional programs have helped to improve the brand's image and relevance, facilitating more premium pricing.

Over the course of the year we acquired a New Zealand company, 42 Below Limited. The key motivation behind this

SUMMARY OF FINANCIAL PERFORMANCE
(Expressed in Thousands of U.S. Dollars)

	Fiscal Year 2007	Fiscal Year 2006	Fiscal Year 2005
Sales	**3,988,655**	3,605,484	3,553,909
Gross Profit	**2,661,659**	2,373,418	2,168,822
Selling, General and Administrative Expenses	**1,712,280**	1,500,356	1,501,233
Earnings from Operations	**949,379**	873,062	667,589
Other Expenses	**218,881**	214,732	229,244
Net Earnings	**730,498**	658,330	438,345

SALES VOLUME OF GLOBAL SPIRIT BRANDS BY YEAR
(Thousands of 9 litre cases)


Fiscal 2007
30,249
Fiscal 2006
29,252
Fiscal 2005
27,419

acquisition was the core brand, 42 BELOW vodka which will strengthen our position in the Asia Pacific region.

The fiscal year has seen excellent progress in a number of other important business areas.

The Operations function is undergoing a transformation from a local to a global focus with an emphasis on quality and value. All our manufacturing units are now ISO 9000 compliant and the goal now is to continue to raise the quality bar to meet our global premium strategy. To achieve this, a greater focus on the effective utilization of all our manufacturing resources, supported by the highest environmental standards, will be needed. Improvements in the area of procurement have enabled us to mitigate some of the impact of the rising cost of manufacturing materials over the year. In the future, we see further potential for value enhancement opportunities and greater efficiencies in our Operations function.

It is critical that the Company has uniform Information Technology systems to meet its goals especially in the areas of Finance and Operations. As a result, we have initiated the development of a common global platform that we envision as an on-going project over the next three to five years and will require additional investment and recruitment of IT skilled workers over this period.

This year saw the first full year in operation of our new stand-alone business unit for Travel Retail. This group has had great challenges, most notably in airports where the security measures have had a direct impact on our performance. Despite this, the team made a solid start and the presentation of our brands around the world has been much enhanced.

This year we have continued to invest heavily in Asia and especially in China both in terms of human resources and in support of our brands. We believe we now have the business model and management talent to achieve our long term goals in this critically important area.

In terms of Corporate Governance, the Company reached an important milestone in the current year by achieving compliance with Sarbanes Oxley Rule 404 as reflected in the opinion from our external auditors included in this Annual Report. This demonstrates our commitment to maintaining a strong internal control framework throughout our organization and to act to the highest corporate standards. Further highlighting our commitment to sound corporate governance, this year we have introduced a new Global Code of Corporate Conduct to which all employees of the Company are required to adhere.

In the field of Social Responsibility, Bacardi Limited continues to take a leading role either through brand specific initiatives or in support of industry and government bodies. Our focus remains on the two key topics of underage drinking and drinking and driving. Both consumer and legislative pressure has increased over the year and the Company remains committed to promoting self-regulation as the primary way forward in this area.

As mentioned earlier, our brands are one of our key assets, but this is equally true of our people. We have made significant progress in the past year in increasing our depth of talent within the Company and in succession planning which will ensure that our management team is better equipped to meet the challenges that lie ahead.

The industry landscape is changing rapidly and we can anticipate further consolidation in the future. We believe that Bacardi Limited has the infrastructure and financial resources to pursue any relevant opportunities which may arise and has already declared its intention of participating fully in the expected upcoming sale by the Swedish authorities of Vin & Sprit, owners of ABSOLUT® vodka.

We recently mourned the passing of Mr. Manuel Rubiralta Diaz, who was the Executive President and General Manager of Bacardi Mexico and a member of the Bacardi Executive Committee. Manuel had an extraordinary record of leadership with Bacardi, accomplishing exceptional success with his team and all his employees. More than that, he was also a wonderful colleague and personal friend to everyone who knew him. We extend our sincere condolences to all of Manuel Rubiralta's family.

We would like to thank our management team and all the employees around the Company who have contributed to making Fiscal 2007 yet another successful year and to our shareholders for their continuing faith and support over the past twelve months.

Facundo L. Bacardi
Chairman of the Board

Andreas Gembler
President and Chief Executive Officer





C. Cañaveral
Bahama
Bimini
Charlotte R
Guanahani ou St Salvador
Rum Key
E. Stocking
I Exum
Anguilla
Dutch Key
la Havanne
Laxa
Antoine
C. Corrente
I. de Pinos
les Jardins
G. de Xaguas
Mira-por-vos
Grande Inague
C. Maisy
Bayamo
S. Yago
Cuba
C. Cruz
Cayman B. ac
Gd Cayman
Petit Cayman
I. de la Gonave
St Domingo
Port Morant
I. de la Beate
Honduras
Black R.
Gracias a Dios
Pracel
Great R.
I. des Perles
St Andre
Corn I
Albuquerque
Blewfield
Coloredo
Baxo de la Madalena
Carthagene
Bocachique
St Martha
Evagiros
Maracaybo
Guajiros
los Reyes
Serranilla

Brand Review

Diego Velazquez established the Company's hometown of Santiago de Cuba in 1514. During the 18th and 19th centuries, a large migration of Catalans and French émigrés from both Haiti and the Louisiana territory settled there. These diverse cultures transformed the town of Santiago de Cuba into what experts have termed the unofficial capital of the Caribbean.





Cuba - 1862

While the Company no longer produces BACARDI rum in Cuba, back in 1862, Don Facundo Bacardí Massó, his brother Don José Bacardí Massó and Monsieur José Leon Boutellier set up shop and established today's Bacardi Company.

Don Facundo paid special attention to every step of the process. He was the first to use a proprietary strain of yeast that we still use today, to use high quality molasses for fermentation, to distil his rums multiple times to remove impurities, to purposely age his rums for one to 12 years and to charcoal filter his rums for maximum smoothness. He blended his rums into different expressions we still enjoy today: BACARDI Superior, BACARDI Gold and BACARDI Añejo.

The Company soon brought fame and international recognition to Santiago de Cuba where other rum brands were quick to set up. One such brand was CASTILLO rum. Established in 1888 by Santiago's Rovira family, CASTILLO today is under the ownership of the Company and is the number one value rum brand in the United States.

In Santiago, in 1927, the Company also launched HATUEY beer, which grew to capture more than 50% of the Cuban beer market. With more than 12 million cases sold in 1959, HATUEY outsold BACARDI in volume and value. More recently the Company has asserted its U.S. rights over HAVANA CLUB rum. Originally from Cardenas, Cuba, the brand was established in 1935 by José Arechabala y Cia.

While there are many people to mention, in this report we pay special tribute to those whose legacies persist: Don Facundo Bacardí Massó, Doña Lucía Victoria Moreau de Bacardí, Don José Bacardí Massó, Monsieur José Leon Boutellier, Emilio Bacardí, Facundo M. Bacardí, Enrique Schueg and José 'Pepín' Bosch. It is they who guided and grew the Company from its humble beginnings, 145 years ago, to its position as the largest privately held spirits company in the world. Despite its long absence from the island nation, with today's principal production units in Mexico and Puerto Rico, BACARDI is still Cuba's oldest rum brand.





After more than 46 years the *"Marca de Fabrica"* sign continues to adorn the façade of the Company's original headquarters in Santiago de Cuba. Inset is a vintage image showing the interior of the building featuring Executive Vice President Pedro Lay Lombard and Bacardi employees.


BACARDI & CA — ESTABLECIDOS
EN

BACARDI Rum

BACARDI rum continued its long-term rejuvenation program during Fiscal 2007 to enhance brand relevance and quality through the continuing development of global advertising and experiential programs and a clearly defined drinks strategy.

Performance Drivers

The global performance of BACARDI rum varied at a market level, with growth in the United States, Mexico and Canada and in developing markets in Russia and Asia Pacific, while major European Union markets continued to be pressured.

In the United States, BACARDI Superior benefited from the success of the BACARDI Mojito and the BACARDI and Diet Cola drink strategy programs, instrumental in building consumer relevance, new usage, and a more premium image for the brand. BACARDI Superior has leveraged the surge in popularity of the Mojito cocktail to achieve 'cool bar-call' status with the highly successful new "Mojito Tongue" creative.

The execution of the global experiential marketing platform, BACARDI B-LIVE, has proven effective in building brand affinity and consumer loyalty. This program included both stand-alone concert events and a mobile marketing tour around the United States.

BACARDI Superior had an outstanding year in Mexico, reaffirming its number one position, supported by the ongoing "Holamañana" campaign and the newly launched BACARDI B-LIVE platform. The ongoing initiative



Once the home to "*el Coco*" the façade of the site of the first distillery has been altered so that a Coconut Palm never grows again. The second floor has been expanded to occupy its space. Inset is an image of a DODGE® with vintage BACARDI Bat Device hood ornament.





for BACARDI Añejo, communicating its naturalness and sociability, helped to improve the brand's quality image while on-premise activity protected our leadership in Mexico City and in metro areas. BACARDI Solera responded to a shift in marketing initiatives to innovative alternative media, helping to increase brand visibility.

BACARDI Superior performed well in Canada, achieving both volume and value growth that out-paced the white rum category in general and its key competitor.

BACARDI Superior growth momentum continued in India, supported by new promotional and advertising initiatives. A prioritized focus on brand building in Eastern and Central Europe has been very successful, with the brand achieving the lead position in the imported premium spirits segment. In Russia, sales of BACARDI Superior have grown significantly in the past year, and we look to incorporate new marketing initiatives to accelerate this growth.

BACARDI rum performance was negatively affected this year in a number of mature markets, but emphasis was placed on advancing the long-term prospects for brand growth, rather than short-term results. In Spain, where the spirits market is experiencing general difficulty, an ambitious re-energizing program was initiated, as BACARDI Superior becomes the key priority within the range. In Germany, BACARDI Superior was challenged by a higher relative price positioning compared to whisky, vodka and rum competitors. Successful promotions during the year and the growth of the dark and flavored rums helped the brand's overall result. In the United Kingdom, BACARDI rum experienced difficulty from a shift in consumption from the on-premise to the off-premise. However, the experiential marketing program has proven highly effective and was recognized in the industry as the best in class.

The BACARDI flavored rum range continued to expand with a greater focus on a premium brand image. Growth





Today the BACARDI bottle water tower stands alongside the 1922 distillery (upgraded in 1958) and the shell of the art deco HATUEY beer factory. The *"Jardines de HATUEY"* is no longer open to public events.

of the range this fiscal year was fuelled by new flavor introductions and expansion in new markets. BACARDI GRAND MELÓN was successfully launched in the United States and is now the number two flavor behind BACARDI LIMÓN. The strong performance of the flavored rum range in Denmark and Canada came from the introduction of BACARDI (BIG) APPLE in those markets. BACARDI RAZZ performed particularly well, becoming the star in the German on-trade market, with RAZZ & SPRITE® and the RAZZ Mojito ranked as top new sellers by leading on-trade magazines. New flavor BACARDI PEACH RED has recently been launched to further leverage the growth in the premium clear flavored segment in the United States.

Major Initiatives

Fiscal 2007 was a time of intense preparation for an ambitious program of brand rejuvenation aimed at driving improvements in brand relevance, quality and premium values over time.





Known as *"Villa Elvira"* and previously *"Los Cocos"* this site is the spiritual home to the Bacardi family. Starting with Doña Amalia's grandfather, Pedro Moreau, this property was occupied by members of the Bacardi and Moreau families for seven generations and 150 years.





The aging warehouses, once replete with BACARDI barrels, today stand almost empty. On the side a mural reads *"Santiago de Cuba: Rebelde Ayer, Hospitalario Hoy"* *(Yesterday Rebellious, Today Hospitable)*.

Great premium brands in the world are built on a platform of global consistency. A number of initiatives were started during this fiscal year to ensure that BACARDI rum achieves this goal.

Our first presentation of the developing global advertising campaign was introduced this year around the copy line "...You In?", a light-hearted reference to social acceptance and the communication of the brand's free-spirited values.

The BACARDI B-LIVE platform introduced last year was expanded to build on best practice experience from the markets, enhancing its global consistency and better leveraging international sponsorships.

These initiatives, taken together with an improved digital presence on the world wide web, and consumer relationship marketing initiatives, continued to solidify brand relevance among the target consumers.


PARE



Alongside the building where the Coconut Palm once stood stands the dry goods warehouse. The BACARDI sign that once adorned the façade has been covered by its current occupants and the railway that ran in front has been removed.





France - 950

Home to one of the Company's oldest and newest brands, French provenance can be traced back to 950 AD with the establishment of the Château de Cognac on the banks of the Charente River. Within its fortified walls in 1459, a future King of France, François de Valois, was born.

In 1517, the King commissioned Leonardo da Vinci to expand the Château to its present form. Leonardo's work can be seen in the Château's many vaulted ceilings. Today the building's vaults are listed as a world heritage site by the United Nations.

In 1769, Baron Jean Baptiste Antoine Otard de Lagrange joined forces with Jean and Leon Dupuy to purchase the Château for aging their Cognac – the legal term for brandy produced from distilled wine in this strictly defined area of France.

In 1813, in the Mediterranean city of Marseillan, Joseph Noilly and Claudius Prat went into business to produce the world's premium vermouth that bears their name. Using only Blanc de Blanc grapes, they left their wine to age for one full year in oak casks in the open air, braving the elements, and added countless herbs and plants from around the world to deliver the wine's unique taste.

In 1900, Alexandre Le Grand established BÉNÉDICTINE liqueur in the small French town of Fécamp by building the gothic renaissance-inspired Palais Bénédictine. The recipe for the liqueur dates back to 1510, when Dom Bernardo Vincelli first distilled the liqueur from his secret recipe containing more than 27 plants and spices. Every label of BÉNÉDICTINE carries the initials D.O.M., *Deo Optimo Maximo* or God's Best and Most Important.

French provenance comes full circle in Cognac, where GREY GOOSE vodka is manufactured. It is here that French wheat is fermented and distilled in a continuous still. Fresh water from the Gensac-la-Pallue village, in the Cognac region, is added to produce the "World's Best Tasting Vodka".





A goose flying outwards, towards international markets the world-over, welcomes people to the GREY GOOSE factory in Cognac, France. A botanical sculpture garden on the premise communicates the art and epicurean excellence of this region.

GREY GOOSE Vodka

GREY GOOSE has taken full advantage of the dynamism of the vodka category to expand geographically and to accelerate growth using its super-premium brand model.

Performance Drivers

GREY GOOSE vodka continues to be the spirits industry phenomenon in terms of growth and appeal, and has this fiscal year surpassed the three million case mark. Growth was led by the United States, Canada, and Travel Retail, all posting double-digit increases. Equally impressive is the brand's acceptance in key markets such as France, the United Kingdom and Mexico.

In the United States, GREY GOOSE has established and maintained price leadership against a number of new entrants in the super-premium segment. Most GREY GOOSE growth this year came from the Original variant, which is particularly encouraging. Flavors continue to be a key driver for the sector with brands looking to capture new consumers with refreshing new offerings. GREY GOOSE officially launched its new pear flavor GREY GOOSE LA POIRE, in the United States at the end of the fiscal year, the first new flavor for the brand in three years, and a completely new entry



in a market where berry and citrus flavors have dominated. GREY GOOSE LA POIRE has already gained top-end bar and restaurant support as a result of a recent tour by the GREY GOOSE Maître de Chai.

GREY GOOSE vodka brings substantial leverage to the Bacardi group's portfolio in the United States, representing a significant portion of profitability in key metro accounts. As GREY GOOSE approaches the three million case mark in this market alone, it is aggressively solidifying its position as the "World's Best Tasting Vodka" with all intrinsic value messaging, maintaining super-premium image and exclusivity.

Growth of GREY GOOSE is also accelerating in the Travel



Beautiful vistas abound in the French hamlet of Cognac. This city was the birthplace of French King François de Valois and his statue can be seen in the town square.





Sculptures adorn the outside of the Palais Bénédictine. The palace is a center for modern art on Normandy's Alabaster Coast. In the vintage image from 1905 we view the statue of Alexander Le Grand, which is unchanged more than a century later.

Retail segment. This year both consumers and retailers reacted positively to the GREY GOOSE vodka gift box that was recently launched within Travel Retail.

GREY GOOSE has grown dramatically in Canada, and from a small base the brand now leads the super-premium vodka segment, both in volume and value. As GREY GOOSE vodka moves quickly to expand into more markets, the brand focuses on achieving distribution in suitable on-trade accounts and limited off-trade accounts in the appropriate metropolitan areas and luxury leisure destinations.

GREY GOOSE vodka was launched in Shanghai and Beijing this year, with local celebrities in attendance. The brand has already established a following among the large expatriate communities in both cities.

Major Initiatives

We continued to support and exploit the "World's Best Tasting Vodka" positioning in a number of well planned initiatives. We


PORTER

Within the Château de Cognac's vaulted State Room, designed by Leonardo da Vinci, names can be seen that date back to the Château's occupation by the English during the Anglo-Franco wars. Below the State Room are the humid cellars used to age Cognac OTARD.

have aggressively expanded the training and ambassadorial program, and the use of the GREY GOOSE Maître de Chai has been very well received. Education is provided at all levels on both the super-premium imagery and the product credentials of tasting, training, and intrinsics to support the brand's positioning.

Global teams have been assembled and are actively working on delivering on the platform of "Partnering with the Best" through high-end launches and sampling initiatives hosted in conjunction with other luxury brands and charity and philanthropic organizations, with a particular focus on golf events.







Scotland - 1773

The Company's Scottish provenance is linked to its five Scotch whisky distilleries: Royal Brackla, Aberfeldy, Aultmore, Craigellachie and Macduff.

Our oldest distillery dates from 1773, when a malt brew house was established on the site of today's Royal Brackla Distillery. Brackla was built more than 30 years later, in 1812, by Captain William Fraser. His superior quality single malt whisky was the first Scotch whisky to ever receive a Royal Warrant, granted by King William IV in 1833. The prestigious single malt of BRACKLA henceforth became known as ROYAL BRACKLA or "The King's Own Whisky."

Meanwhile, in the thriving Highland town of Perth, in 1846, John Dewar opened his small wine and spirits shop at 111 High Street. During the 1860s he employed a salesman to promote his quality blended whisky; however by the time of his death in 1880 the business, though very well established, was still confined to Scotland.

His sons, John and Tommy Dewar, greatly enhanced his legacy. Within a decade of their father's death, the business was expanding rapidly. At this same time two men who would greatly help to shape the Company's destiny were hired: Alexander Cameron, Master Blender and inventor of DEWAR'S Marrying technique, and Peter Dewar (no relation), a salesman who circumnavigated the globe eight times and later became Chairman of the Company.

In 1896 construction of the Company's first wholly-owned distillery began when the brothers selected Charles Doig of Elgin, the finest distillery architect of the day, to design a new distillery at Aberfeldy, close to the birthplace of their father. Doig also designed and built two other distilleries owned by the Company: Aultmore, which was established by Alexander Edward in 1895, and Craigellachie, established by Peter Mackie in 1891.

Even before the acquisition of DEWAR'S by the Company, the group already owned a Scotch whisky distillery in the north-easternmost Highlands. Macduff Distillery, which opened in 1960, produces the single malt that has long been known as GLEN DEVERON. Macduff is home to WILLIAM LAWSON'S blends, and was acquired by Martini & Rossi in 1972.

In the words of Tommy Dewar, John Dewar & Sons "has great regard for old age when it is bottled".



The original sign that graced the front of the John Dewar & Sons headquarters in the London office can now be seen at Aberfeldy Distillery. This sign was discarded, salvaged by loyal employees and today its image is used as an important icon for the brand.



DEWAR'S Scotch Whisky

DEWAR'S Scotch whisky strategy over the past year has been to strengthen the position of DEWAR'S WHITE LABEL in its core markets, while expanding the premium range across existing and developing markets.

Performance Drivers

The highly competitive Standard Scotch whisky category challenged DEWAR'S WHITE LABEL this fiscal year, particularly in key markets in the United States and Spain. Through robust promotional activities, DEWAR'S WHITE LABEL grew volume in the United States, while in Spain, DEWAR'S gained both market share and value share as a result of strong promotional and communications strategies as well as price management.

In Venezuela, the improving economic situation created a new emerging class that has contributed to increased whisky consumption. DEWAR'S WHITE LABEL capitalized on this trend with market share growth, while maintaining premium pricing. In the Dominican Republic, DEWAR'S WHITE LABEL strengthened its leadership position, increasing market share and volume.

Offsetting the challenges in the Standard Scotch whisky category, DEWAR'S 12 Year Old registered the strongest growth in the premium category globally, and is quickly expanding in Asia and throughout the world. In China,



Aberfeldy Distillery has been the spiritual home of John Dewar & Sons since it was built in 1898. The single malt made here is placed at the heart of each of our blends, ensuring our characteristic heather and honey style. The old malting building has barely changed in over 100 years.

DEWAR'S grew strongly with increased resources supporting brand building, and the expansion of the sales and marketing teams to build on-premise distribution. Overall, growth in emerging markets, albeit from a small base, is supported by a communications strategy focused on the intrinsic aspects of the brand, leveraging its unique double aging process that differentiates the brand in the wide arena of the premium segment.

Major Initiatives

Fiscal 2007 was a time of intense brand development activity. Recognizing that the Scotch whisky category is the largest global spirit category, and is continuing to grow, our strategy reflects our long-term commitment to the category, combined with a product range of excellent intrinsic quality.

The new global DEWARISM campaign was launched in support of DEWAR'S core values of intelligence, confidence, wit, and integrity. These values support DEWAR'S differentiated global positioning in a crowded global Standard Scotch whisky market. The United States was the lead market in the implementation of the global communications strategy which leverages the inspiration offered by the brand's founder Tommy Dewar as he traveled throughout the world sharing his insights on life, whisky, and success.

A dedicated in-field marketing group was established this year to interact with consumers through customized promotions and sponsorships. Scotch whisky is becoming the new drink of choice for some key opinion leaders in the United States, and DEWAR'S is positioned to leverage



The long and slow fermentation process at Aberfeldy Distillery helps to ensure we produced a fruity, honeyed whisky. Little has changed over the years as the Siberian Larch wash backs bubble away under the watchful eye of the skilled distillery workers.

this trend as it expands.

This year marks the planned introduction of the DEWAR'S Whisky Academy, a revolutionary concept designed to tour key strategic markets around the world to educate all customer groups on the superior craftsmanship of the DEWAR'S offering in a relevant, exclusive, and inspiring setting.

Investment behind new communication technologies highlights DEWAR'S ability to lead changes rather than react to them. A world-class Internet web site was launched this year, setting a new standard for dynamically managing and presenting a product portfolio across global markets. An internal quarterly e-magazine was developed to keep markets informed of new developments in campaign tactics and strategies, and electronic press kits are now being used to support local and global public relations efforts.

DEWAR'S 12 Year Old launched a new advertising campaign, "A Long Story in Every Drop", also focusing on the product's unique quality.

WILLIAM LAWSON'S Scotch Whisky

WILLIAM LAWSON'S Scotch whisky remained a strong competitor in the Standard Scotch market in Western Europe, and achieved increased sales volume this year.

In the brand's key market of France, WILLIAM LAWSON'S



The water source of Aberfeldy Distillery, the Pitilie Burn, rises from whinstone flecked with iron and gold, and runs through pine, spruce, birch and bracken before it is used for the fermentation of DEWAR'S and ABERFELDY.

Scotch whisky achieved strong volume growth and improved market share. In Spain, WILLIAM LAWSON'S Scotch whisky succeeded in increasing brand contribution as it maintained promotional pressure to slow-down a decreasing volume trend in a difficult market. WILLIAM LAWSON'S Scotch whisky achieved a good increase in penetration and trial in Belgium, and consolidated its position as the third ranked brand in the Belgian whisky market.

In the developing market of Venezuela, WILLIAM LAWSON'S Scotch whisky continued to be positioned as the most premium brand in the value Scotch segment, with a 10% premium versus the market leader, and has maintained a strong volume performance against the market trend. The brand provides important critical mass and profitability as well as additional portfolio coverage with the trade who require a value brand to complete their service offering.





The art of coopering is a time-honored occupation. Even today skilled craftsmen are required to shape these magnificent casks from simple pieces of raw wood. The casks that lie maturing for long years in our dark and damp warehouses need occasional attention to ensure the amber liquid remains carefully contained.





England - 1760

Gin production was mastered in the 18th century in England, when London Dry Gin became the predominant style of gin produced in the world. The story of BOMBAY SAPPHIRE began in 1760, when distiller Thomas Deakin acquired a property on Bridge Street in Warrington for the purpose of producing gin. The following year he originated the recipe that would later be used to manufacture BOMBAY SAPPHIRE gin brands.

Thomas Deakin's gin was unlike the rough concoction sold in the gin shops of London. Scientific principles were beginning to be introduced into the making of drinks and the Deakin distillery worked hard to ensure that the gin was a quality, pure product for the discerning wealthy travelers and intellectuals passing through Warrington at that time.

Gin made using Deakin's secret recipe reaches beyond its native England's cool climates to source from warm Mediterranean climates its botanicals, such as almonds and lemon peel from Spain, coriander seeds from Morocco, and juniper berries and orris from Italy. Other flavorful ingredients come from exotic areas of the world, including liquorice from China, cassia bark from Indo-China, cubeb berries (a form of Asian pepper) from Java and grains of paradise (a spicy botanical similar to black pepper) from West Africa. The heavenly angelica root comes from Germany's Saxony region and the water source from Lake Vyrnwy in Wales.

BOMBAY Original and BOMBAY SAPPHIRE are distilled using the last four Carterhead stills in the world that date from 1831. These stills, originally in operation at the Bridge Street factory, were moved to their current location at the production site. The stills are used to direct the spirit vapor to a sealed copper basket containing the botanicals. In this way, the spirit steams rather than boils the flavor from the botanicals, resulting in a subtler and more complex finished product that cannot be copied by any competitor.



The different botanicals are placed in a copper basket and positioned within the Carterhead stills that date from 1831. Vapor infusion draws out the flavors, giving BOMBAY SAPPHIRE gin its unique taste.



BOMBAY SAPPHIRE Gin

BOMBAY SAPPHIRE continued to set the standard for luxury spirits brands with consistency in its marketing programs, outperforming the gin category in volume and value.

Performance Drivers

Sales have rebounded after the 2006 fire at the bottling facility, and BOMBAY SAPPHIRE continued to gain share versus key competitors.

In the United States, BOMBAY SAPPHIRE continued to outpace the growth of the core competition and the overall gin category, which has been flat for the past five years. Brand efforts have focused on reaching beyond the existing core user group to recruit new consumers.

The newly launched BOMBAY SAPPHIRE broadcasts provided a fresh opportunity to expand reach, recruit from the competition, and build awareness while maintaining the super-premium image.

In Spain, a strategic shift in advertising and promotion investment made BOMBAY SAPPHIRE the fastest growing gin in the market. In Canada, BOMBAY SAPPHIRE surpassed competition to become the number three dry gin.

Encouragingly, sales in the United Kingdom grew strongly as the brand health of BOMBAY SAPPHIRE continued to increase in relation to the market leader. Volume growth has been driven by effective promotions and display activities in the off-premise market and an increase in the rate of distribution in the on-premise market. We continue to look for the opportunity to increase prices, with BOMBAY SAPPHIRE now the highest priced premium gin.

The brand continued to expand globally, with the majority of developing and emerging markets showing double-digit growth.

Major Initiatives

The BOMBAY SAPPHIRE Designer Glass Competition set a new record with 26 countries participating in the global





Before wheat can be used for the manufacture of alcohol, it must be cultivated, germinated and dried through a process known as kilning. Here we can see English farmers carrying shocks of wheat in Devon and the Chesterton Windmill.

event, a testimony to the affinity that the international design community has with the BOMBAY SAPPHIRE brand.

The credibility of the BOMBAY SAPPHIRE design connection was further cemented when international celebrity designer Karim Rashid became the newest member of the Bombay Sapphire Foundation panel. Likewise, international designer Tom Dixon partnered with BOMBAY SAPPHIRE to design the ultimate classic cocktail glass for use in the next "BOMBAY SAPPHIRE Inspired" advertising.

BOMBAY SAPPHIRE continued to lead and innovate in its experiential communication of the brand's intrinsics with the successful "Perfect Pairing" program, elevating the epicurean food experience with the incomparable taste and versatility of BOMBAY SAPPHIRE gin.

The Global Brand Ambassador program continued to garner excellent coverage on TV, radio and in print through a worldwide tour, to educate and motivate consumers.





During WWII men of the British Royal Engineers helped harvest wheat at Worcestershire, England. Half century later wheat used for the manufacture of alcohol is cultivated using a state-of-the-art combine.





Mexico - 1931

The Company can trace its Mexican provenance to 1931, when Pepin Bacardí established the Bacardi Company to produce BACARDI rum in Mexico. Close to 50 years later, another company took root in the Mexican highlands. This company, established by Don Félix Bañuelos set out to produce the best 100% quality agave tequila in the world. This product came to be known as CAZADORES tequila.

Archaeologists tell us that the Mexican agave plant, a member of the lily family, has been cultivated for 9,000 years and is a critical part of Mexico's history and heritage. But, 400 years ago, it was the Spanish conquistadors who first took the native pulque and distilled it – and thus was tequila born.

Don Pedro Sanchez de Tagle established the first tequila factory in 1600, but the distilling of spirits was banned in 1785 in favor of the importation of Spanish products. Production simply went underground, however, a fact that was soon recognized; the ban was lifted just seven years later. In 1821, Mexico achieved its independence, which boosted domestic production of both mescal and tequila.

At one time, all tequila had to be made in the Mexican state of Jalisco. Today, the area has been enlarged to the adjacent states of Nayarit, Guanajuato and Michoacán, 1,500 meters above sea level, where the blue agave grows best.

The name agave comes from the Greek word for 'noble'. A mature agave has leaves five to eight feet tall and seven to 12 feet in diameter. The plant has a life span of eight to 14 years, depending on the species, growing conditions, and climate.

One hundred and thirty six species, 27 varieties, and seven types of agave grow in Mexico, of which the blue agave (agave tequileña weber azul) is the only one permitted for use in the production of tequila. The agave, a succulent, is often mistakenly called a cactus, but really belongs to the lily (amaryllis) family.

In the Mexican highlands agave is hand cultivated by a "jimador". After fermentation CAZADORES tequila is aged using the "reposado" method to achieve maximum smoothness.





CAZADORES Tequila

The tequila category is booming, with growth across all price segments but especially in the premium and super-premium ranges. While the market remains dominated by the United States and Mexico, there are signs of category development in the top-end of the on-premise market internationally. CAZADORES tequila continues to do well in this environment, and is poised to take advantage of the potential for international expansion.

Performance Drivers and Major Initiatives

In Mexico, where there is pressure in the tequila category from low agave prices, a number of marketing programs were successful in sustaining the healthy brand image of

CAZADORES tequila, including a new national advertising campaign, strong on-premise activities, and a very aggressive co-packing program.

In the United States, CAZADORES tequila tapped into the



tequila category growth which has been fueled by a growing appreciation of the difference between 100% agave tequila and mixed tequila, and a general trend of trading up to brands with more premium imagery. CAZADORES tequila achieved record double-digit growth for the year while maintaining a premium price point, as the brand continued to gain distribution nationally.

Fiscal 2007 was a pivotal time of intense preparation for future CAZADORES tequila growth. A new vision has been created for the brand, and more aggressive brand development plans are being initiated. New premium global packaging is in the process of being launched, and a new global advertising campaign was developed.



Before fermentation takes place the "piña" is cooked to extract the sugars. This labor intensive process takes place in large steam cookers. The sugars are then fermented into tequila.







Italy - 1847

The city of Torino, Italy traces its beginnings back to the Roman Empire and to 28 BC. In 1847, the "Distilleria Nazionale di Spirito di Vino" opened on today's Via Carlo Alberto, for the production and distribution of wines and liqueurs. The business was established by four founders: Clemente Michel, Carlo Re, Carlo Agnelli and Eligio Baudino.

In 1860, the business was taken over by its commercial agent Alessandro Martini and book-keeper Teofilo Sola. Later that year the company was renamed Martini, Sola & Cia.

At this time Torino became the center for Italian unification and served as the nation's capital from 1861 until 1865. It was here that the House of Savoy, whose rulers trace their heritage back to 1000 AD from the Counts of Savoy, through the Dukes of Savoy and the Kings of Sardinia, was honored by the pronouncement of Victor Emmanuel II as King of Italy in 1861.

In 1879 wine maker Luigi Rossi bought out Sola and the firm became known as Martini & Rossi. Sole ownership eventually passed onto Luigi's sons, Teofilo, Enrico, Cesare and Ernesto and their descendants. The Rossis directly oversaw the company's phenomenal growth until 1993, when the remaining stake in the company was acquired by Bacardi Limited.

The ingredients for MARTINI vermouth and Asti MARTINI Sparkling wine are closely associated with the Italian countryside. Alongside Torino and the Company's production unit in the small town of Pessione, established in 1863, rise the mighty Piedmont Mountains that border France. It is here that more than 40 herbs and spices from all over the world are blended with wine and other ingredients into the unique taste of the MARTINI vermouths. MARTINI Sparkling wines are also manufactured in Pessione and in the nearby factory in Santo Sefano Belbo, established in 1959, in the heart of the DOCG Asti region where Moscato Bianco grapes are selected for Asti MARTINI.


STABILIMENTI ENOLOGICI
MARTINI & ROSSI
CASA FONDATA NEL 1863

The MARTINI & ROSSI factory, located in the town of Pessione outside Turin, Italy, has stood in the same location since 1863. Its blue façade proudly display awards bestowed upon the brand.



Performance Drivers

MARTINI vermouth continued to prioritize value growth. Marketing approaches for key MARTINI vermouth markets have been completely redefined, creating an exciting impetus to face the continuing challenges of a mature category and declining apéritif consumption, and intense competition from private labels and low-priced brands especially in key Southern European markets.

In the brand's largest market of Spain, the focus has been on improving brand visibility and relevance as well as revitalizing the product experience. To that end, a new George Clooney campaign was successfully launched, and a plan to leverage the association with FORMULA ONE™ has been put in place. The revitalization of the product experience has been assisted by the success of the new Mini MARTINI format, which places MARTINI in the refrigerator rather than the drinks cabinet. Also a MARTINI cooling machine for on-premise outlets is in development to combat the

MARTINI Vermouth

Fiscal 2007 was marked by the continuation of the far-reaching rejuvenation program for MARTINI vermouth, with a focus on bringing energy, dynamism, and premium values back to the brand. The vermouth category remains difficult in most markets with the decline in lunchtime drinking and the reduction in the evening apéritif moment, in part due to the expansion of drinking and driving laws. Despite this, the new MARTINI strategy has shown some positive signs.



Trebbiano and Cataratto grapes are harvested throughout the Italian peninsula and the island of Sicily, respectively, for the manufacture of MARTINI vermouth. For Asti MARTINI, Moscato grapes are harvested in the Piedmont Region of Italy by successive generations of farmers known as the Martini & Rossi Conferenti.

introduction of draft vermouths.

In France, MARTINI vermouth significantly outperformed its competition to achieve very positive results despite a depressed apéritif sector. The brand reinforced its leadership position both in terms of volume and value in the off-premise market. The Mini MARTINI format had a very positive impact on recruitment and overall has fueled a significant improvement in terms of the style, quality, and modernity of the MARTINI brand.

MARTINI vermouth reported record performance in the dynamic Russian market, gaining momentum and leading the market with the strongest distribution of all premium spirits. A new advertising campaign, the "MARTINI Golden Campaign" was launched, increasing the modern, relevant image of the brand, which is seen as a key Western icon in this market.

The brand achieved stronger value growth than other major brands in Italy this year, strengthening its premium positioning. The Mini MARTINI launch at the end of the fiscal year was very well accepted by the trade. Additionally, MARTINI vermouth gained exposure through the FORMULA ONE™ sponsorship, the MARTINI Terrazza at the Venice Film Festival, and a strong visibility program in the on-trade.

Major Initiatives

During the past year, we continued to build on innovative approaches to new advertising and new drink delivery experiences to further enhance the MARTINI brand image.

MARTINI vermouth consolidated the impact of its world-class advertising, the George Clooney campaign, through the global implementation of this humorous and unexpected use of celebrity endorsement.

The unique MARTINI sponsored TV program MARTINI WORLD CIRCUIT achieved a wider distribution and was broadcast in 45 countries and on 11 major airlines worldwide. Leveraging this program, MARTINI vermouth had a successful





More than 40 herbs and spices are placed along with alcohol into large vats known as macerators. Here the liquid extracts flavor components from the herbs and spices to give MARTINI its distinguished taste.

first season of FORMULA ONE™ sponsorship, with good presence at key European Grand Prix events through track signage and consumer events.

Commencing this fiscal year, an exclusive MARTINI 'space' has been created for leading fashion and film events with the revival of the legendary MARTINI Terrazza, recreating the classic lifestyle sites of the 1960s and 1970s. Entirely modular in design, these pop-up product experience zones build a younger brand image, and provide a fun element of surprise as they appear literally overnight at high profile locations. New packaging is being introduced to enhance the brand's premium values and to continue to increase the brand's appeal to a new generation of apéritif consumers.

MARTINI Sparkling Wines

Asti MARTINI is the key brand of the global sparkling wine portfolio, leading the Asti category with premium price positioning and steady growth in key markets.

The sparkling wine category, led by imported sparkling wines, continued to grow in the United States, the largest market for Asti MARTINI. The success of the category is mainly driven by a fresh interest in the segment from young adults. Additionally, consumers generally are experimenting more with champagne alternatives such as Cava, Prosecco and Asti. The use of sparkling wines as ingredients in cocktails is also becoming more common and is being enjoyed in a broader range of occasions.

Asti MARTINI continued to be the number one imported sparkling wine as well as the leading Asti in the United States. The brand is vital, healthy, and a value creator that leads the MARTINI & ROSSI portfolio.

Asti MARTINI also performed especially well in the Russian Federation, leading the imported sparkling wine segment thanks to heavy advertising support and a super-premium price positioning. In Canada, Asti MARTINI continued to lead the imported sparkling wine segment, primarily as a seasonal brand concentrated at Christmas.

A premium range of sparkling wines, MARTINI SIGILLO BLU, was launched in Italy to enlarge distribution to more modern off-premise channels and to provide a higher premium offering to the MARTINI sparkling wine range. This move reinforces our leadership and strengthens the Martini &



Towering over Torino on the western and northern front are the Alps and to the south the hills of Monferrato. Rising from the city center is the Mole Antonelliana originally built as a synagogue and today houses the Museo Nazionale del Cinema.

Rossi image as a high quality wine producer.

Asti MARTINI was awarded gold medals by the American Wine Society, the Tasters Guild International and the 21st Annual Commercial Wine Competition. Also this year's Adams publications named Asti MARTINI the "Established Growth Brand" for outstanding performance.

In the fiscal year, we started working with the Asti Consortium on a new approach to the regulation of Asti manufacturers for the purpose of upgrading the Asti category image profile. The Asti Consortium is an industry association created in 1932 and recognized by the Italian Government in 1934. We have been members of this association from its very beginning.




MARTINI
Caffè
Torino



At the main square one can find the statue Emanuele Filiberto of Savoy on horseback in the Piazza San Carlo. The MARTINI sign at the Piazza San Carlo outside the Caffé Torino and the Ponte Umberto I over the river Po.





Georgia - 1806

ERISTOFF vodka carries the name of one of Georgia's ancient and noble families. The family evolved as wealthy landowners in the regions known as Racha, with strong links to the Romanov Royal Family since the reign of the Czarina, Catherine the Great.

A former part of the Russian Empire, the fertile plain of Georgia is one of the most hospitable areas in the world, encompassing to the south the lush valleys and hills of the Caucasus Mountains.

The Russian name Eristoff was originally Georgian, Eristhavi. According to the sacred book of the Georgian people, the Qarthlis Tskhovreba (The Life of Qarthli), the title Eristhavi was granted to seven noble provincial governors by Pharnavaz, first king of a united Georgia, who lived in the third century BC.

Original correspondence between Prince Nicolas Eristoff and Count Rossi during the purchase of the rights to ERISTOFF vodka in 1956 shows that it was 150 years earlier in 1806 that Nicolas' ancestors first produced their family vodka. This means that Nicolas' great-great-grandfather, Ivane, was the originator of the secret recipe. The recipe was handed down to successive generations; Ivane Simon Ivane Eristhavi, Constantine Svimon Eristhavi, Alexander Constantine Eristoff and Nicolas Alexander Eristoff.

In the 1890s, Prince Alexander Eristoff moved to St. Petersburg, where distillation of vodka was reserved for the nobility. The quality of vodka became a reflection of the family name and standing in society. Prince Alexander's impressive military career earned him as a mark of honor the position of Escort to the Czar's brother, Grand Duke Mikhail.

After the defeat of the White Army in the Crimea, Alexander was forced to exile his family to Italy. In 1956, his son, Prince Nicolas Eristoff, the last male descendant of the Eristoffs of Racha, sold all rights to the family's vodka recipe to Martini & Rossi.

The Eristoff family legacy and name live on through the vodka that bears their famous name. ERISTOFF is today the leading vodka in many countries across the world and in the words of the ancient Georgian saying: Blessed be the hands which have made this vodka.





The Narikala fortress stands as it has since the 4th century overlooking the Georgian capital city of Tbilisi. It consists of two walled sections and is built on a steep hill. Inset is the image of the Metekhi church built by Georgian King St Demetrius II. Today in front of the façade stands the statue of 6th century King Vakhtang Gorgasal, founder of Tbilisi.

ERISTOFF Vodka

ERISTOFF vodka recorded strong consistent volume growth and this year consolidated its brand position as one of the top ten global vodka brands as well as number two in the Standard vodka segment. The brand established a new global positioning in the course of the year, based on its origins in Georgia, "The Land of the Wolf". This was supported by new, more premium packaging featuring the Wolf icon.

Performance Drivers

ERISTOFF vodka strengthened its leadership position in the key markets of France, Austria and Belgium, and successfully implemented significant price increases in these markets, thereby increasing the brand's profit contribution. The flavored range is particularly driving improved profitability behind the strong performance of ERISTOFF Black.

In Spain, a new strategic approach for ERISTOFF vodka, capitalizing on the growing taste for vodka, set the brand on a positive sales trend, with ERISTOFF Black particularly accelerating volume and profitability. In Italy and Chile, ERISTOFF vodka continues to be the leading vodka brand.

ERISTOFF vodka also performed strongly in the developing vodka markets of the Netherlands, Switzerland, and the Dominican Republic, and continued to expand into new markets including Australia and Germany. The brand continues to launch existing flavors ERISTOFF Red and ERISTOFF Black into new markets with good results.

Major Initiatives

A number of brand development initiatives have been implemented this year to support the brand's distinctive personality and premium credentials. A new website was launched celebrating the brand's origins 200 years ago in the former Russian Empire province of Georgia using the tagline "ERISTOFF vodka from the Land of the Wolf Original Recipe Georgia, 1806". A new advertising campaign based on this theme was also launched.

RUM

BACARDI Superior BRUSSELS: Monde Selection: *Silver Award* **BACARDI Gold** BRUSSELS: Monde Selection: *Silver Award* • CHICAGO: Beverage Testing Institute: *Bronze Award* • LONDON: International Wine and Spirits Championship: *Bronze* • SAN FRANCISCO: World Spirit Competition: *Bronze Award* **BACARDI LIMÓN** CHICAGO: Beverage Testing Institute: *Silver Award* **BACARDI RAZZ** LONDON: International Wine and Spirits Championship: *Silver / Best in Class* • SAN FRANCISCO: World Spirit Competition: *Silver Award* • CHICAGO: Beverage Testing Institute: *Bronze Award* • GENEVA: World Beverage Competition: *Bronze Award* **BACARDI (BIG) APPLE** LONDON: International Wine and Spirits Championship: *Silver / Best in Class* • CHICAGO: Beverage Testing Institute: *Bronze Award* • SAN FRANCISCO: World Spirit Competition: *Bronze Award* **BACARDI GRAND MÉLON** GENEVA: World Beverage Competition: *Platinum Award* • CHICAGO: Beverage Testing Institute: *Bronze Award* **BACARDI CÓCO** CHICAGO: Beverage Testing Institute: *Silver Award* **BACARDI Reserva** CHICAGO: Beverage Testing Institute: *Silver Award* • SAN FRANCISCO: World Spirit Competition: Silver Award: **BACARDI 1873** CHICAGO: Beverage Testing Institute: *Silver Award* • LONDON: International Wine and Spirits Championship: *Silver Award* • GENEVA: World Beverage Competition: *Silver Award* • SAN FRANCISCO: World Spirit Competition: *Bronze Award* **BACARDI 1873 Solera** CHICAGO: Beverage Testing Institute: *Bronze Award* • GENEVA: World Beverage Competition: *Silver Award* **BACARDI Añejo** BRUSSELS: Monde Selection: *Gold Award* • CHICAGO: Beverage Testing Institute: *Bronze Award* • LONDON: International Wine and Spirits Championship: *Bronze Award* • SAN FRANCISCO: World Spirit Competition: *Bronze Award* **BACARDI 8 Year Old** BRUSSELS: Monde Selection: *Grand Gold Award* • CHICAGO: Beverage Testing Institute: *Gold / Best Buy* • LONDON: International Wine and Spirits Championship: *Silver / Best in Class* • SAN FRANCISCO: World Spirit Competition: *Silver Award* **BACARDI Reserva Limitada** GENEVA: World Beverage Competition: *Platinum Award* • BRUSSELS: Monde Selection: *Grand Gold Award* • CHICAGO: Beverage Testing Institute: *Silver Award* • LONDON: International Wine and Spirits Championship: *Bronze Award*

VODKA

GREY GOOSE LUXURY INSTITUTE: *Number 1 Premium Vodka* • MARKETWATCH LEADERS AWARDS: *Best Spirits Brand of the Year* • LUXURY BRAND STATUS INDEX SURVEY: *Number 1 Premium Vodka* **42 BELOW** BRUSSELS: Monde Selection: *Grand Gold Award with Palm Leaves* • BRUSSELS: Monde Selection: *International High Quality Trophy* • GENEVA: World Beverage Competition: *Platinum Award* • LONDON: International Wine and Spirits Awards: *Gold Award* • BERLIN: International Spirits Awards: *Gold Award* • SAN FRANCISCO: World Spirit Competition: *Gold Award* • CHICAGO: Beverage Testing Institute: *Silver Award* **42 BELOW Manuka Honey** CHICAGO: Beverage Testing Institute: *Gold Medal* • LONDON: International Wine and SpiritsAwards: *Silver / Best in Class* • BERLIN: International Spirits Awards: *Silver Award* **42 BELOW Passion Fruit** BRUSSELS: Monde Selection: *Grand Gold Award with Palm Leaves* • CHICAGO: Beverage Testing Institute: *Silver Award* **42 BELOW Kiwi Fruit** CHICAGO: Beverage Testing Institute: *Bronze Award*

SCOTCH

DEWAR'S WHITE LABEL BRUSSELS: Monde Selection: *Gold Award* • SAN FRANCISCO: World Spirits Competition: *Silver Award* • LONDON: International Wine and Spirits Competition: *Bronze Award* • LONDON: International Spirits Challenge: *Bronze Award* **DEWAR'S 12 Year Old** BRUSSELS: Monde Selection: *Grand Gold Award* • MOSCOW: Prodexpo: *Gold Award* • BRUSSELS: Concours Mondial: *Gold Award* • SAN FRANCISCO: World Spirit Competition: *Silver Award* • LONDON: International Spirits Challenge: *Silver Award* • LONDON: International Wine and Spirits Competition: *Silver Award* • LONDON: Fine Expressions: *Silver Award* • LONDON: Wine & Spirit Design Awards: *Bronze Award* **DEWAR'S 18 Year Old** MOSCOW: Prodexpo: *Grand Prix Award* • BRUSSELS: Monde Selection: *Grand Gold Award* • LONDON: International Spirits Challenge: *Silver Award* • LONDON: International Wine and Spirits Competition: *Silver Award* **DEWAR'S Signature** BRUSSELS: Monde Selection: *Grand Gold Award* • LONDON: International Wine and Spirits Championship: *Gold / Best in Class* • SAN FRANCISCO: The World Spirits Competition: *Gold Award* **ABERFELDY 12 Year Old** BRUSSELS: Monde Selection: *Grand Gold Award* • BRUSSELS: Concours Mondial: *Gold Award* • LONDON: International Wine and Spirits Competition: *Silver Award* • EDINBURGH: Scottish Field Whisky Merchant Challenge: *Silver Award* **ABERFELDY 21 Year Old** BRUSSELS: Monde Selection: *Grand Gold Award* • BRUSSELS: International Spirits Challenge: *Silver Award* • LONDON: International Wine and Spirits Competition: *Silver Award*

GIN

SOUTH BRUSSELS: Monde Selection: *Grand Gold Award with Palm Leaves* • BERLIN: International Spirits Awards: *Grosses Gold Award* • BRUSSELS: International Taste & Quality Institute: *Three Stars (Gold Award)* • GENEVA: World Beverage Competition: *Gold Award* • SAN FRANCISCO: World Spirit Competition: *Silver Award* • LONDON: International Wine and Spirits Awards: *Bronze Award* • CHICAGO: Beverage Testing Institute: *Bronze Award*

VERMOUTH

MARTINI Bianco WINDSOR: Vineyard & Winery Management: *Gold* • GRAND RAPIDS: Tasters Guild International Wine and Spirits Competition: *Silver* • WATKINS GLEN: International Eastern Wine Competition: *Silver* • BALTIMORE: 21st Annual Commercial Wine Competition sponsored by the AWS: *Bronze* **MARTINI Rosso** WASHINGTON: 11th Annual Tasters Guild Consumers' Wine Judging: *Double Gold* • GRAND RAPIDS: Tasters Guild International Wine and Spirits Competition: *Gold* • WINDSOR: Vineyard & Winery Management: *Silver* • WATKINS GLEN: International Eastern Wine Competition: *Silver* • BALTIMORE: 21st Annual Commercial Wine Competition sponsored by the AWS: *Bronze*

SPARKLING WINE

Asti MARTINI NEW YORK: Adams "Established Growth Brand" award for an outstanding 2006 performance • BALTIMORE: American Wine Society: *Gold* • GRAND RAPIDS: Tasters Guild International: *Gold* • BALTIMORE: 21st Annual Commercial Wine Competition sponsored by the AWS: *Gold* • DALLAS: Dallas Morning News Wine Competition: *Silver* • WATKINS GLEN: International Eastern Wine Competition: *Bronze* • WASHINGTON: Tasters Guild Consumers' Wine Judging: *Bronze* • WINDSOR: Vineyard & Winery Management: *Bronze* **MARTINI Prosecco** GRAND RAPIDS: Tasters Guild International: *Silver* • BALTIMORE: American Wine Society: *Bronze*



International Bartender Association (IBA) Sponsorship, and alcohol policy in the workplace to name but a few.

In Europe, Bacardi is a key member of the recently formed European Forum for Responsible Drinking (EFRD). This organization runs a number of key alcohol education programs as well as research around alcohol use and misuse.

In France, over 70,000 breathalyzers in pubs and discos were distributed, combined with the circulation of over 500,000 "designated driver" postcards and responsible drinking guides.

In Portugal, the Company actively participates with the Industry Spirits Association (ANEBE) in the "100% Cool" program aimed at combating drinking and driving.

In Spain, Bacardi participates and contributes to the industry's initiatives, including the "Designated Driver" Program and the "Responsible Serving" Program among bartenders. Bacardi has been recognized by the European Forum for Responsible Drinking (EFRD) as one of the most active Spanish companies in this field.

In the United Kingdom, Bacardi is an active participant in three key industry bodies: Scotch Whisky Association, Gin and Vodka Association and Wine and Spirit Association. They are implementing, in conjunction with government, standards for the responsible promotion of alcoholic beverages. The Portman Group, a leading social aspects organization currently chaired by Bacardi, focuses on developing the industry code of practice in the area of responsible promotion of alcoholic drinks, and works with government policy makers to create effective programs to promote responsible drinking. It funds a new independent body, the Drinkaware Trust, which provides the material to achieve this objective. In the Netherlands, Bacardi is a key member of STIVA, an industry body which promotes

Bacardi Limited believes that social responsibility is not just a key aspect of good corporate citizenship but is also an important consumer trend which requires the Company to place it at the heart of its marketing and business activities. The Company remains committed to active participation in key industry and government bodies especially on the two key issues of responsible drinking, including tackling underage drinking and drinking and driving, while also looking for innovative ways to communicate with consumers on these topics.

Self Regulation and Responsibility Codes

Bacardi Limited believes that self-regulation is the most effective means of dealing with the social responsibility agenda. The Company believes that an "educate and prevent" approach is more effective than controls on overall consumption, and that measures should target the minority who misuse alcohol rather than the majority who drink responsibly. As a consequence, Bacardi companies have partnered with other members of the drinks industry and with public bodies to promote awareness and education in different areas such as drinking and driving, sensible drinking messages to consumers, training of bartenders through the moderate alcohol consumption.

In Mexico, Bacardi continues to be a leader in social responsibility programs through Fundación de Investigaciones Sociales A.C (FISAC), one of the most respected social aspects organizations in Mexico concerning spirits. Every year Bacardi endorses a nationwide moderation campaign. The recent campaign used the slogan "Toss the keys" aimed at preventing drinking and driving.

In Puerto Rico, Bacardi has been active in Project for Drivers to be Responsible with Alcohol (PARA). Bacardi also led the efforts for the creation of the Alcoholic Beverages Industry Alliance (ABIA) to promote responsible advertising and promotions practices as well as responsible retailing and consumption of alcoholic beverages.

In the United States, as the co-founding member of the Century Council in 1991, Bacardi participates actively in a wide range of industry initiatives which focus on the two topics of underage drinking and driving. The Century Council has many innovative programs such as "Prom Night Tips for Parents" to assist parents in encouraging responsible behavior.

Social Organizations

Bacardi Limited is also actively involved in government-sponsored initiatives where the goal is often to achieve an effective practical solution which meets with regulatory objectives.

In 2006, Bacardi was the first company in Germany's alcoholic beverage sector to sign the European Road Safety Charter. This program, initiated by the EU Commission, aims to halve the number of road accident fatalities within the European Union by 2010. In the Netherlands, Bacardi partially funds a multi-year study by the National Dutch Health Organization to better understand the scale of the underage drinking problem and what measures can be taken to address it.

Bacardi has actively worked with The World Health Organization and the European Wine Association in Spain to assist in the development of the report of the World Health Assembly about alcohol consumption, and the EU Wine Strategy for Responsible Consumption.

In addition, Bacardi companies around the world work with retailers to ensure alcohol is only available to Legal Drinking Age consumers, and to provide consumer information on responsible drinking. A program of placing a moderation statement on packaging and advertising started in Europe and will be rolled out globally.

Consumer Communication

Bacardi continues to take a leading role in communicating directly to our consumers our focus on the two key topics of underage drinking and drinking and driving.

The BACARDI B-LIVE events provide a forum for responsibility initiatives, from "Don't Drink and Drive" campaigns to designated driver's programs. As an example, in Germany we incorporated a designated driver campaign, the BACARDI DRIVER'S CORNER, where in 2006 nearly 5,000 guests at BACARDI B-LIVE events registered as designated drivers. This program has been hailed as an exemplary contribution to self-regulation and has now been extended to other markets.

The MARTINI sponsorship of FORMULA ONE™ has provided an opportunity not only for high profile advertising but also to communicate a message of responsible drinking, urging consumers not to drink and drive. In the United Kingdom, a joint promotion was implemented at the Silverstone Grand Prix circuit entitled "Think before you Drive", sponsored jointly by MARTINI and the Department of Transport. The "Live Today and Tomorrow" MARTINI campaign has been used in Imola, Monza, Barcelona and Monaco in connection with FORMULA ONE™ events.

GREY GOOSE vodka has partnered with the world's leading luxury car maker, Rolls-Royce, to create two customized, limited-edition ROLLS-ROYCE® PHANTOM® cars to help promote the social responsibility message of enjoying a safe night on the town. The cars will be used at high-profile events across the United States, where trained chauffeurs will educate passengers and consumers on GREY GOOSE and the importance of drinking responsibly.

Social responsibility is a key activity which will require even more active support in the future. Bacardi is well placed to make its contribution as an industry leader.

QUESTION AND ANSWERS

To decipher the secret message, download the program GOOGLE® Earth onto your computer.
Input or copy the given coordinates from below or the new corporate web site in the "FLY TO" box and answer the following questions.
Letters from each answer will line up to reveal a message about the fundamental nature of BACARDI rum.
Answers and coordinates to the quiz can be accessed through www.bacardilimited.com/quiz

Coordinates	Question	Answer
43 41'17.35"N, 79 42'34.56"W	What major metropolitan city is located alongside this Bacardi production facility?	■■■■■■■
32 17'32.89"N, 64 47'28.22"W	What is the capital city of this country where Bacardi operates?	■■■■■■■■
18 27'31.81"N, 66 08'28.96"W	What is the first name of this island where Bacardi operates?	■■■■■■
20 01'46.80"N, 75 49'58.22"W	What is the colonial name of this street in front of this Bacardi building?	■■■■■■■■
20 02'05.34"N, 75 49'53.76"W	What part of the Bacardi production process took place here?	■■■■■■■■■■■■
20 01'18.88"N, 75 49'59.89"W	What type of specialty BACARDI rum was produced here during the 1920s?	■■■■■■
24 59'18.99"N, 77 25'12.01"W	In what country is this Bacardi distillery located?	■■■■■■■
25 47'50.52"N, 80 11'23.19"W	What is shown here?	■■■
20 04'10.22"N, 75 48'22.74"W	What is the second name for this location?	■■■■■■
23 02'06.00"N, 82 15'28.38"W	What Company product was once made here?	■■■■■■
36 42'01.86"N, 04 30'09.63"W	What is the name of this Bacardi structure?	■■■■■■■
23 08'19.95"N, 82 21'26.22"W	In what city is this Bacardi building located?	■■■■■■
19 37'38.35"N, 99 11'31.04"W	What is the surname of the architect that designed this Bacardi building?	■■■■

NORTH AMERICA – Bahamas, Bermuda, Canada, Dominican Republic, Puerto Rico, United States of America
EUROPE – Andorra, Austria, Belgium, Denmark, Finland, France, Germany, Great Britain, Greece, Hungary, Iceland, Italy, Luxembourg, Monaco, Netherlands, Norway, Poland, Portugal, Russia, Spain, Sweden, Switzerland, Turkey
SOUTH AMERICA – Argentina, Brazil, Costa Rica, Mexico, Panama, Uruguay, Venezuela
AFRICA / ASIA – Australia, China, Hong Kong, India, Korea, Liberia, Malaysia, New Zealand, Philippines, Singapore, Taiwan, Thailand


BERMUDA
HEADQUARTERS



www.bacardilimited.com

On the 12th of February 2007, the Company launched its corporate web site. The site contains details about many aspects of the Company and will be a very useful reference document to those people who want to find out more about Bacardi Limited. It can be accessed at http://www.bacardilimited.com.



www.bacardi.com



www.greygoose.com



www.dewars.com



www.bombaysapphire.com


CAZADORES

www.cazadores.com



www.eristoff.com


MARTINI
WELCOME

www.martini.com



www.42below.com

At Bacardi Limited we are committed to Social Responsibility. All consumers entering our brand sites on the World Wide Web must be of Legal Drinking Age in their country of residence and must provide their birth date and agree to the Company's terms and conditions of use.


BACARDI
MOJITO
COCKTAILS
BACARDI
BacardiMojito.com
BACARDI


RATED NO. 1,
THE BEST TASTING VODKA
GREY GOOSE
VODKA


Dewarism.com


BOMBAY
SAPPHIRE


EXCEPTIONAL SMOOTHNESS OF EVERY DROP


BACARDI
LIMÓN


CAZADORES
100% Blue Agave From the Highlands of Mexico


VODKA FROM THE
LAND OF THE WOLF



The following are trademarks or registered trademarks of Bacardi & Company Limited or of other subsidiaries of Bacardi Limited: BACARDI, the Bat Device, BACARDI LIMÓN, BACARDI (BIG) APPLE, BACARDI GRAND MELÓN, BACARDI PEACH RED BACARDI B-LIVE, MARTINI, the Ball and Bar Logo, MARTINI & ROSSI, MARTINI SIGILLO BLU, BOMBAY, BOMBAY SAPPHIRE, DEWAR'S, the Highlander Troop Device, DEWARISM, WHITE LABEL, ABERFELDY, ROYAL BRACKLA, GREY GOOSE, the Flyin Goose Device, GREY GOOSE LA POIRE, ERISTOFF, CAZADORES, WILLIAM LAWSON'S, GLEN DEVERON, OTARD, GASTON DE LA GRANGE, BÉNÉDICTINE, B&B, NOILLY PRAT, CASTILLO, HATUEY, 42 BELOW, SOUTH, SEVEN TIKI, TAHITI DARK, STIL

BACARDI LIMITED

Fiscal Year 2007 Financial Review

Management's Discussion and Analysis of Financial Condition and Results of Operations

Summary of Financial Performance

(Expressed in Thousands of U.S. Dollars, except percentages)	Fiscal Year 2007	Fiscal Year 2006	% Change	Fiscal Year 2005*	% Change
Sales	4,967,435	4,558,345	+9%	4,545,695	–
Sales less Excise Tax	3,988,655	3,605,484	+11%	3,553,909	+1%
Gross Profit	2,661,659	2,373,418	+12%	2,168,822	+9%
Selling, General and Administrative Expenses	1,712,280	1,500,356	+14%	1,501,233	–
Earnings from Operations	949,379	873,062	+9%	667,589	+31%
Net Earnings	730,498	658,330	+11%	438,345	+50%
Cash Flow from Operations	710,836	741,157	-4%	599,372	+24%
Gross Margin	53.6%	52.1%		47.7%	
Earnings from Operations Margin	19.1%	19.2%		14.7%	
Effective Tax Rate	8.2%	10.3%		11.5%	
Total Debt to Total Capital (1)	39.0%	44.8%		53.7%	

* *Fiscal 2005 includes the results of GREY GOOSE vodka from the date of acquisition, August 2004.*

(1) Ratio is calculated as follows: [Total Debt = (Long-term debt + current portion) / Total Capital = (Equity + Total Debt)]

Volumes

(Expressed in Thousands of 9L Cases)	Fiscal Year 2007	Fiscal Year 2006	% Change
GLOBAL SPIRITS BRANDS			
BACARDI rum	19,488	19,485	–
GREY GOOSE vodka	3,184	2,445	+30%
DEWAR'S Scotch whisky	3,458	3,471	–
BOMBAY gin	1,961	1,876	+5%
ERISTOFF vodka	1,591	1,428	+11%
CAZADORES tequila	567	547	+4%
Totals	**30,249**	**29,252**	**+3%**

Executive Overview

BUSINESS

Bacardi Limited (the "Company"), a privately held company headquartered in Bermuda, produces, markets and distributes a variety of internationally recognized spirits. Our brand portfolio includes various brands and labels of rum, vodka, whisky, gin, vermouth and tequila products among others, of which most of the products are sold on a global basis.

OPERATIONS

The Company operates in markets throughout the world with the principal markets being the United States, Mexico and all major European countries. The Company has prioritized its expansion in the emerging markets of China and other Asia Pacific markets and operates in various markets in Latin America.

Sales less excise taxes in the United States, Mexico and Europe represent 91% of the Company's total sales. The United States spirits market continues to drive volume growth for international spirits, resulting from favorable demographics and tastes shifting to premium and super-premium spirits brands. Spirits consumption in Europe continues to decline due to the negative trend in demographics, decline of the apéritif moment and the diminishing Ready-to-Drink category, while Asia Pacific is providing significant growth for international spirits.

BRANDS

The Company's Global Spirits Brands are comprised of BACARDI rum, GREY GOOSE vodka, DEWAR'S Scotch whisky, BOMBAY gin, CAZADORES tequila, and ERISTOFF vodka. Volume for Global Spirits Brands grew to 30.2 million nine litre cases in Fiscal 2007 and represents 44% of total Company volumes. The Company has invested a significant portion of its advertising and promotion funds in support of these Global Spirits Brands.

Other Company brands include MARTINI vermouth, WILLIAM LAWSON'S Scotch whisky, Ready to Drink products and other regional brands. The Company has agency agreements with third party brand owners to distribute their brands through the Company's distribution network.

The following is a review of Bacardi Limited's results of operations and financial condition for the fiscal years ended March 31, 2007, 2006 and 2005.

Fiscal 2007 compared to Fiscal 2006

SALES LESS EXCISE TAXES

Sales less excise taxes ("sales") increased by +11% in Fiscal 2007. Excluding the favorable impact of foreign exchange, sales grew by +8%.

Global Spirits Brands sales increased by +12% of which volume growth represents +7% of the increase. This increase was led by the growth of GREY GOOSE vodka with increased sales of +37%. BACARDI rum sales grew by +5% due to higher sales in the United States and Mexico while volume declines in other key markets were partially offset by price increases. DEWAR'S Scotch whisky sales increased by +3% primarily due to higher prices in the current year in its principal markets of the United States and Spain and the growth of DEWAR'S 12 Year Old in China and other key Asia Pacific markets. BOMBAY gin experienced increased sales of +8% due to the growth of the brand in Spain and the United Kingdom. CAZADORES tequila sales increased by +6% compared to prior year as a result of higher sales in the United States. ERISTOFF vodka sales increased by +23% as result of increased sales in all of its principal markets.

MARTINI vermouth sales grew by +12% due to higher sales in Russia and increased prices in most of its key markets while Agency sales grew by +16% primarily due to a new agency agreement to distribute SAUZA® tequila products in Mexico.

GROSS PROFIT

Increased sales and gross margins resulted in a +12% growth in gross profit. The gross margin increased to 53.6% in Fiscal 2007 from 52.1% in Fiscal 2006 primarily due to increased pricing and changes in the portfolio sales mix.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, General and Administrative expenses increased by +$212 million or +14% primarily due to advertising and promotion increasing by +10% in support of our brands and increases in expenses related to the marketing, selling and distribution of our products. Selling, General and Administrative expenses in Fiscal 2007 includes expenses of +$47 million related to one-off costs and expenses related to initiatives to improve our manufacturing asset utilization, partially offset by income of -$21 million primarily related to gains on sales of an equity investment and a regional brand. Fiscal 2006 Selling, General and Administrative expenses includes -$46 million of income primarily related to termination indemnities for distribution agreements and the reversal of a special tax provision.

EARNINGS FROM OPERATIONS

As a result of the items described above, earnings from operations increased by +9% including a favorable foreign exchange impact of +2%.

INTEREST EXPENSE, OTHER EXPENSE AND INCOME TAXES

Interest expense for Fiscal 2007 increased by +3% due to increasing interest rates, partially offset by lower debt balances compared to the prior year. The fluctuation in miscellaneous (income) expense results primarily from foreign currency losses in Fiscal 2007 compared to foreign currency gains in Fiscal 2006. The effective tax rate was 8.2% for Fiscal 2007 as compared to 10.3% for Fiscal 2006 resulting from discrete tax items recognized in both periods.

NET INCOME

As a result of the items described above, net income for Fiscal 2007 was $730 million compared to $658 million for Fiscal 2006, an increase of +11%.

Fiscal 2006 compared to Fiscal 2005

SALES

Sales less excise taxes ("sales") increased by +1% for Fiscal 2006 compared to Fiscal 2005. This reflects a negative impact of -$126 million related to the termination of certain agency brand distribution agreements and an unfavorable foreign exchange impact of -$32 million. Excluding both of these items, sales grew by +6%. BACARDI rum sales grew by +4% over the prior year due to volume growth and price increases in its two principal markets of the United States and Mexico. GREY GOOSE vodka produced double-digit growth primarily in the United States, its principal market, and was positively received in new global markets as Fiscal 2006 was the brand's first full year. DEWAR'S Scotch whisky sales declined by -4% driven by overall volume decreases in the United States and Spain, although sales for the premium DEWAR'S portfolio increased by +13%. BOMBAY gin finished up +6% in Fiscal 2006 as the brand continued its strong market performance overcoming a production shortfall due to a fire at its production facility in Fiscal 2006. MARTINI vermouth sales in Fiscal 2006 were -2% below Fiscal 2005 reflecting the continuing challenges faced in its principal markets in Europe.

GROSS PROFIT

Increased sales less excise taxes and gross margins resulted in a +9% growth in gross profit. The gross margin increased to 52.1% in Fiscal 2006 from 47.7% in Fiscal 2005 resulting from a favorable portfolio mix, price increases on our Global Brands as well as certain production efficiencies.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, General and Administrative expenses in Fiscal 2006 were in line with Fiscal 2005. Advertising and promotion, which is a main component of this expense, increased by +4% in Fiscal 2006 reflecting the investment behind new initiatives in support of our Global Brands, the full year impact of GREY GOOSE vodka and a reduced focus on the Ready-to-Drink business. Selling, General and Administrative expenses also increased in Fiscal 2006 to support expanded sales force activity in key markets and global administrative initiatives with higher personnel costs from remuneration, additional headcount and severance costs. Selling, General and Administrative expenses in Fiscal 2006 include -$46 million of income primarily related to termination indemnities for distribution agreements and the reversal of a special tax provision compared to Fiscal 2005 which includes +$18 million of expense primarily related to a provision for special tax matters.

EARNINGS FROM OPERATIONS

As a result of items described above, earnings from operations increased by +31%.

INTEREST EXPENSE, OTHER EXPENSE AND INCOME TAXES

Interest expense for Fiscal 2006 increased by +1% when compared to Fiscal 2005 due to the full year impact of the GREY GOOSE acquisition debt and increasing interest rates partially offset by the positive impact resulting from debt prepayments. The fluctuation in miscellaneous expense is primarily due to an expense of $38 million in Fiscal 2005 related to make whole payments on debt financing. The effective tax rate was 10.3% for Fiscal 2006 as compared to 11.5% for Fiscal 2005 resulting from the growth of earnings and discrete tax items recognized in both periods.

NET INCOME

As a result of items described above, net income for Fiscal 2006 was $658 million compared to $438 million for Fiscal 2005.

Liquidity

The Company continues to generate strong cash flows from operations. The cash flows generated continue to allow the Company to meet operating needs, prepay debt and distribute earnings. In the opinion of management, operating cash flows are more than sufficient to meet expected operating and capital expenditure requirements. During Fiscal 2007, the Company made $370 million in debt repayments on its Syndicated Credit Facility, utilized $100 million for the acquisition of 42 Below Limited, invested $62 million in net fixed assets and distributed $280 million to its shareholders.

Cash provided by operations was $711 million in Fiscal 2007, a decrease of $30 million as compared to Fiscal 2006. Increased net earnings continue to positively impact operating cash flows. The reduction in cash provided by operations was mainly due to increases in accounts receivable resulting from sales growth, increases in inventory due to increases in aging product and finished goods due to higher costs and to meet future growing demands, partially offset by increased accrued liabilities.

Cash used in investing activities increased to $178 million in Fiscal 2007 as compared to $75 million in Fiscal 2006. Of the $178 million in Fiscal 2007, $100 million represents cash utilized to purchase 42 Below Limited, $62 million of net investment in fixed assets, $18 million of contingent payouts related to the Fiscal 2005 acquisition of the GREY GOOSE brand, and other net investing activities.

Cash used in financing activities in the Fiscal 2007 is primarily related to dividends paid and net repayments on borrowings.

Comparing Fiscal 2006 to Fiscal 2005, operations generated cash flows of $741 million, an increase of $142 million from the previous year. This resulted from increased net earnings, and a favorable working capital position offset by increased payments under long-term incentive plans. Cash used in investing activities in Fiscal 2006 mainly represented net investments in fixed assets and was significantly lower than in Fiscal 2005 which included assets related to the acquisition of GREY GOOSE vodka. Cash used in financing activities decreased in Fiscal 2006 and mainly represent net debt repayments as well as increased dividends. In Fiscal 2005 cash provided by financing activities included the debt incurred in connection with the GREY GOOSE acquisition.

Capital expenditures for Fiscal 2008 are projected to increase as compared to Fiscal 2007 mainly due to planned improvements and expansion of production facilities resulting from the business expansion of Scotch whisky and the Company's ongoing initiative to improve operating efficiencies. Fiscal 2008 capital expenditures are expected to be funded from operations.

Short-term borrowings represent lines of credit utilized for local operating needs.

Long Term Obligations

The Company has long-term obligations related to contracts, leases and borrowing facilities that resulted during the course of normal business operations and acquisitions of brands. For further description of these long-term obligations, refer to Notes 8 and 22 in the accompanying footnotes to the consolidated financial statements included in this Annual Report.

The following is a summary of the Company's scheduled principal obligation under its long-term debt at March 31, 2007:

	Fiscal Years			
	2008	2009-2012	After 2012	Total
(Expressed in Thousands of U.S. Dollars)	$	$	$	$
Long-term debt	248,029	1,985,127	52,398	2,285,554

Market Risks

The Company's portfolio of brands generates sales and costs of sales throughout the world in a variety of currencies, predominantly the U.S. Dollar, Euro and Pounds Sterling. The Company's foreign currency risk is minimized through our current operations which allows for the matching of foreign currency revenues and expenses. The Company utilizes foreign currency forward and option contracts to further reduce the remaining foreign currency exposure risk on its cash flows as described in Note 16 in the accompanying consolidated financial statements included in this Annual Report. To the extent foreign currency exposure remains, results from operations will be negatively impacted by a strengthening U.S. Dollar and conversely, positively impacted by a weakening U.S. Dollar. The Fiscal 2007 earnings from operations includes a favorable foreign exchange impact of $17 million or +2% from the weakening of the U.S. Dollar in the current year.

The operations of the Company are dependent on an adequate supply of raw materials, such as packaging components, molasses and wine. External factors such as weather and economic, political and supply conditions can affect the availability or prices of these raw materials. The Company reduces this exposure, where possible, by diversifying contracts with multiple suppliers and alternate arrangements.

The Company maintains a balance of fixed and variable rate debt to manage its exposure to changes in interest rates. The Company's variable rate debt is exposed to the risk of change in interest rates. At March 31, 2007, a 1% increase in the Company's variable rate debt would increase net interest expense by $16.4 million.

Critical Accounting Policies

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. U.S. generally accepted accounting principles are acceptable for the Company under Bermuda law. The preparation of consolidated financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The most critical accounting policies that require estimates and assumptions and could have a material effect on the results of operation or financial condition relates to intangible assets, employee benefit plans, income taxes and contingencies.

INTANGIBLE ASSETS

The intangible assets recorded in the consolidated financial statements were mainly obtained through acquisitions and represent trademarks and all related rights. Upon acquisition, the assets and liabilities acquired, including the brands, are recorded at fair value with any remaining amounts recorded as goodwill. Brands and other intangible assets with indefinite useful lives are tested for impairment annually or more frequently if events or circumstances indicate that the asset might be impaired. The amount of impairment, if any, is based upon estimates of fair value and written off against earnings for the period. Fair value estimates are primarily determined through the use of the royalty savings and excess earnings approaches and require subjectivity. As of March 31, 2007, all of the Company's brands are determined to have indefinite useful lives.

EMPLOYEE BENEFIT PLANS

The Company has a number of different pension and other retirement plans. The cost of benefits earned by the employees by defined benefit plans is actuarially determined using the projected benefit method based upon certain assumptions that include market discount rates and management's best estimate of salary escalation, service lives of employees, employee turnover and medical inflation, as well as expected plan investment performance. The assumptions are reviewed on an annual basis.

INCOME TAXES

Income tax expense is based on income generated and the statutory tax rates of the various tax jurisdictions in which the Company operates. Judgment is required in determining income tax expense as well as evaluating tax positions. Income taxes are recorded using the liability method which requires that current taxes be recognized for the estimated current taxes payable and deferred taxes be recognized for the temporary difference between the tax and accounting bases of assets and liabilities and for the future benefit of the realizable value of losses. Deferred income tax liabilities are recorded for certain foreign subsidiaries' undistributed earnings except to the extent that the retained earnings are expected to be indefinitely reinvested. Tax reserves are established when it is probable that additional taxes will be paid, are adjusted in light of changing facts and circumstances, and a number of years may elapse before a final resolution is reached. It is the Company's policy to establish adequate reserves so that the ultimate resolution of any outstanding tax assessments would not be expected to have a material effect on the Company's financial position or results of operations.

CONTINGENCIES

The Company and its subsidiaries are party to various legal claims, actions and complaints which due to their nature involve inherent uncertainties. Management assesses the probability of future loss and records a liability for probable losses.

Recent Accounting Pronouncements

ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

During July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48 ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes"; prescribes a recognition threshold and measurement attribute for tax positions; and provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for the Company's fiscal year beginning April 1, 2007. The cumulative effects of adopting FIN 48 will be recorded as an adjustment to retained earnings as of the beginning of the period of adjustment. The Company has not yet determined the impact of adopting FIN 48 on its consolidated financial statements.

FAIR VALUE MEASUREMENTS

During September 2006, the FASB issued SFAS 157, "Fair Value Measurements", which defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 14, 2007, and interim periods within those fiscal years. Early adoption is permitted. The Company has not yet determined the impact, if any, on its consolidated financial statements of adopting SFAS 157.

EMPLOYEE BENEFIT PLANS

Effective March 31, 2007, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)". This standard requires employers to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in the funded status in the year in which the changes occur through accumulated other comprehensive income (loss). Additionally, SFAS No. 158 requires employers to measure the funded status of a plan as of the date of its year-end statement of financial position. The impact of the adoption of this standard was recorded in accumulated other comprehensive income and amounted to $94.7 million ($71.6 million after tax) representing the difference between the funded status of the plans based on the projected benefit obligation and the amount previously recognized on the balance sheet.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements prepared for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under our supervision and with the participation of management, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation under the framework in Internal Control – Integrated Framework, management concluded that the Company's internal control over financial reporting was effective as of March 31, 2007.

Management's assessment of the effectiveness of our internal control over financial reporting as of March 31, 2007 has been audited by PricewaterhouseCoopers, an independent registered public accounting firm, as stated in their report which is included herein.

Andreas Gembler
President and Chief Executive Officer

Ralph Morera
Senior Vice President Finance and Chief Financial Officer

June 1, 2007
Hamilton, Bermuda

Report of Independent Registered Public Accounting Firm

To the Shareholders of Bacardi Limited:

We have completed an integrated audit of Bacardi Limited's 2007 consolidated financial statements and of its internal control over financial reporting as of March 31, 2007, and audits of its 2006 and 2005 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

CONSOLIDATED FINANCIAL STATEMENTS

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Bacardi Limited and its subsidiaries (the Company) at March 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2007 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Also, in our opinion, management's assessment, included in Management's Report on Internal Control Over Financial Reporting appearing on page 59 of this annual report, that the Company maintained effective internal control over financial reporting as of March 31, 2007 based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

Report of Independent Registered Public Accounting Firm (Continued)

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers

June 1, 2007
Hamilton, Bermuda

Consolidated Statement of Earnings

For the Years Ended March 31, 2007, 2006 and 2005

(Expressed in Thousands of U.S. Dollars)

	2007 $	2006 $	2005 $
SALES	4,967,435	4,558,345	4,545,695
EXCISE TAXES	978,780	952,861	991,786
	3,988,655	3,605,484	3,553,909
COST OF SALES	1,326,996	1,232,066	1,385,087
GROSS PROFIT	2,661,659	2,373,418	2,168,822
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	1,712,280	1,500,356	1,501,233
EARNINGS FROM OPERATIONS	949,379	873,062	667,589
OTHER (INCOME) EXPENSES			
Interest income	(3,406)	(4,101)	(2,351)
Interest expense	144,517	140,726	139,180
Miscellaneous expense – net	12,848	2,836	35,352
	153,959	139,461	172,181
EARNINGS BEFORE INCOME TAXES	795,420	733,601	495,408
PROVISION FOR INCOME TAXES	64,922	75,271	57,063
NET INCOME	730,498	658,330	438,345

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets

As of March 31, 2007 and 2006

(Expressed in Thousands of U.S. Dollars, except share and per share amounts)

	2007 $	2006 $
ASSETS		
CURRENT ASSETS		
Cash and equivalents	17,430	20,706
Accounts receivable, less allowance for doubtful accounts of $24,483 and $27,992, respectively	858,053	723,645
Inventories	878,358	718,967
Other current assets	149,634	119,040
	1,903,475	1,582,358
LONG-TERM INVESTMENTS, ADVANCES AND OTHER ASSETS	229,935	232,524
PROPERTY, PLANT AND EQUIPMENT, NET	556,812	527,685
INTANGIBLE ASSETS	5,475,503	5,273,962
	8,165,725	7,616,529
LIABILITIES		
CURRENT LIABILITIES		
Short-term borrowings	411,598	243,887
Accounts payable	270,895	219,650
Accrued liabilities	684,486	502,441
Taxes payable	139,512	142,229
Current portion of long-term debt	248,029	249,316
	1,754,520	1,357,523
LONG-TERM DEBT	2,037,525	2,335,736
OTHER LIABILITIES	542,461	502,424
SERIES 3 PREFERRED SHARES	158,920	144,207
	4,493,426	4,339,890
BMRH FOUNDERS' COMMON SHARES	92,467	92,467
COMMITMENTS AND CONTINGENCIES		
SHAREHOLDERS' EQUITY		
COMMON SHARES, $1.40 par value; 24,000,000 shares authorized, 23,506,653 issued and outstanding	32,909	32,909
SHARE PREMIUM	957,267	957,267
RETAINED EARNINGS	2,777,641	2,327,342
ACCUMULATED OTHER COMPREHENSIVE LOSS	(187,985)	(133,346)
	3,579,832	3,184,172
	8,165,725	7,616,529

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Shareholders' Equity

For the Years Ended March 31, 2007, 2006 and 2005

(Expressed in Thousands of U.S. Dollars)

	Common Shares $	Share Premium $	Retained Earnings $	Accumulated Other Comprehensive Loss $	Total Shareholders' Equity $
BALANCE AT MARCH 31, 2004	32,909	957,267	1,516,510	(151,864)	2,354,822
Comprehensive income:					
Net income	–	–	438,345	–	438,345
Foreign currency translation adjustments	–	–	–	6,306	6,306
Minimum pension liability adjustments, net of tax of $29	–	–	–	(560)	(560)
Net change in gain on derivative instruments	–	–	–	17,461	17,461
Other	–	–	–	(7,559)	(7,559)
Total comprehensive income					453,993
Dividends declared	–	–	(154,202)	–	(154,202)
BALANCE AT MARCH 31, 2005	32,909	957,267	1,800,653	(136,216)	2,654,613
Comprehensive income:					
Net income	–	–	658,330	–	658,330
Foreign currency translation adjustments	–	–	–	4,418	4,418
Minimum pension liability adjustments, net of tax of $3,543	–	–	–	(5,476)	(5,476)
Net change in gain on derivative instruments	–	–	–	4,694	4,694
Other	–	–	–	(766)	(766)
Total comprehensive income					661,200
Dividends declared	–	–	(131,641)	–	(131,641)
BALANCE AT MARCH 31, 2006	32,909	957,267	2,327,342	(133,346)	3,184,172
Comprehensive income:					
Net income	–	–	730,498	–	730,498
Foreign currency translation adjustments	–	–	–	17,664	17,664
Minimum pension liability adjustments, net of tax of $2,558	–	–	–	4,968	4,968
Net change in gain on derivative instruments	–	–	–	(6,673)	(6,673)
Other	–	–	–	1,004	1,004
Total comprehensive income					747,461
Adjustment to initially apply SFAS No. 158, net of tax of $23,098	–	–	–	(71,602)	(71,602)
Dividends declared	–	–	(280,199)	–	(280,199)
BALANCE AT MARCH 31, 2007	32,909	957,267	2,777,641	(187,985)	3,579,832

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

For the Years Ended March 31, 2007, 2006 and 2005

(Expressed in Thousands of U.S. Dollars)

	2007 $	2006 $	2005 $
CASH FLOWS FROM OPERATING ACTIVITIES			
Cash provided from operations (note 3)	710,836	741,157	599,372
CASH FLOWS USED IN INVESTING ACTIVITIES			
Acquisition of GREY GOOSE brand	(17,542)	(10,428)	(2,282,636)
Acquisition of 42 Below Limited	(100,088)	–	–
Proceeds from sale of brands and investments	16,715	–	–
Purchase of property, plant and equipment	(67,540)	(62,473)	(38,632)
Proceeds on disposition of property, plant and equipment	5,755	11,359	2,025
Change in long-term investments, advances and other assets	(14,874)	(13,423)	29,438
Cash used in investing activities	(177,574)	(74,965)	(2,289,805)
CASH FLOWS (USED IN) PROVIDED BY FINANCING ACTIVITIES			
Dividends paid	(280,199)	(170,188)	(154,202)
Short-term debt:			
Borrowings	463,539	260,650	365,980
Repayments	(313,763)	(309,409)	(317,662)
Long-term debt:			
Borrowings	425,629	207,922	4,248,543
Repayments	(830,248)	(649,387)	(2,431,752)
Payment of financing costs	(238)	(2,056)	(34,234)
Cash (used in) provided by financing activities	(535,280)	(662,468)	1,676,673
CHANGE IN CASH AND EQUIVALENTS	(2,018)	3,724	(13,760)
CHANGE IN CASH AND EQUIVALENTS DUE TO UNREALIZED FOREIGN EXCHANGE	(1,258)	(37)	1,221
CASH AND EQUIVALENTS – BEGINNING OF YEAR	20,706	17,019	29,558
CASH AND EQUIVALENTS – END OF YEAR	17,430	20,706	17,019
SUPPLEMENTAL CASH FLOW DISCLOSURES			
Cash paid during the year for:			
Interest	138,018	134,154	125,679
Income Taxes	104,017	82,896	74,252

The accompanying notes are an integral part of these consolidated financial statements.

1. BACKGROUND AND SIGNIFICANT ACCOUNTING POLICIES

Bacardi Limited (the "Company"), based in Bermuda, produces, markets and distributes premium spirits, apéritifs and Ready-to-Drink alcoholic beverages globally. The significant accounting policies of the Company are as follows:

(a) Basis of Preparation of Financial Statements

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and are presented in United States dollars. U.S. generally accepted accounting principles ("GAAP") are acceptable for the Company under Bermuda law. The preparation of consolidated financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the periods reported. Actual results could differ from those estimates.

(b) Principles of Consolidation

The consolidated financial statements include the accounts of the Company and all wholly-owned and majority owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

(c) Foreign Currency Translation

i) Translation of financial statements
The assets and liabilities of subsidiary companies denominated in foreign currencies are translated at the exchange rates in effect at the balance sheet dates. Revenues and expenses are translated using average exchange rates for the period. The resulting gains and losses are deferred as a separate component of the accumulated other comprehensive loss caption of shareholders' equity and are included in net income only when there is a complete or substantially complete liquidation of an investment.

ii) Translation of foreign currency transactions and balances
Transactions in foreign currencies are translated at the rates of exchange prevailing at the dates of those transactions. Monetary assets and liabilities in foreign currencies are translated at the rates of exchange prevailing at the balance sheet date. Gains and losses on translation are included in net income.

(d) Cash and Equivalents

Cash and equivalents include cash and short-term deposits with an original maturity of less than three months.

(e) Accounts Receivable

Accounts receivable are recorded at the invoiced amount, net of allowances for doubtful accounts, and do not bear interest. The allowance for doubtful accounts represents the best estimate of the amount of probable credit losses.

(f) Inventories

Inventories are valued at the lower of cost or market. Cost is determined using standard costs and applying either the average cost or first-in, first-out method. Inventory costs include warehousing, insurance, ad valorem taxes, and other carrying costs. In accordance with generally recognized industry practice, inventories of distilled spirits aging in bonded warehouses have been included in current assets, although the remaining aging period may be in excess of one year.

1. BACKGROUND AND SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(g) Investments

The equity method of accounting is used for investments where the Company has the ability to exercise significant influence but not control. Other investments are accounted for at cost or fair value depending on the nature of the investment.

(h) Intangible Assets

Brands and other intangible assets which are determined to have indefinite useful lives and goodwill are not amortized. Brands and other intangible assets determined to have definite lives are amortized over their estimated useful lives. Goodwill represents the excess of the purchase price over the fair value of net tangible and identifiable intangible assets acquired in a business combination, and is tested for impairment annually or more frequently if events or circumstances indicate goodwill may be impaired.

Brands and other intangible assets with indefinite useful lives are tested for impairment annually or more frequently if events or circumstances indicate that the asset might be impaired. The amount of impairment, if any, is based upon estimates of fair value and written off against earnings for the period. Fair value estimates are primarily determined through the use of the royalty savings and excess earnings approaches.

(i) Revenue Recognition

Revenues are recognized upon passage of title and risk of loss, which either occurs when the product is delivered to the point of shipment or to the customer. Revenue is stated net of discounts, sales returns and allowances, and certain sales incentives and other similar items. Sales for the years ended March 31, 2007, 2006 and 2005 are presented net of $1,167.2 million, $1,071.2 million and $1,108.2 million, respectively, for these items.

(j) Cost of Sales

Cost of sales includes the costs of receiving, producing, inspecting, warehousing, insuring and transporting goods sold during the period.

(k) Shipping and Handling Costs

Costs incurred for shipping and handling to customers are classified in selling, general and administrative expenses in the accompanying consolidated statements of earnings, and were $136.1 million, $124.1 million and $120.7 million for the years ended March 31, 2007, 2006 and 2005, respectively.

(l) Advertising and Promotion Costs

Advertising and promotion costs are classified in selling, general and administrative expenses in the accompanying consolidated statements of earnings, and are principally expensed as incurred. Advertising and promotion costs were $760.2 million, $690.5 million and $663.1 million for the years ended March 31, 2007, 2006 and 2005, respectively.

1. BACKGROUND AND SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(m) Long Lived Assets

Property, plant and equipment is carried at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets as follows, except for land which is not depreciated:

Buildings	9 to 50 years
Machinery and equipment	3 to 25 years
Furniture and fixtures	3 to 14 years

Leasehold improvements are amortized on a straight-line basis over the lesser of the lease term or the expected useful life of the leasehold improvement.

Betterments and renewals, which improve and extend the life of an asset, are capitalized. Maintenance and repair costs are expensed as incurred. Upon disposition or retirement of long lived assets, a gain or loss is recognized for the difference between the net sales value and the book value of the assets. Long lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. An impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and from its eventual disposition are less than its carrying amount.

(n) Employee Benefit Plans

The Company has a number of different pension and other retirement plans, which are designed and managed according to the rules of the various countries in which it operates. Effective March 31, 2007, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)". This standard requires employers to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in the funded status in the year in which the changes occur through accumulated other comprehensive income (loss). Additionally, SFAS No. 158 will require employers to measure the funded status of a plan as of the date of its year-end statement of financial position. The impact of the adoption of this standard was recorded in other comprehensive income and amounted to $94.7 million ($71.6 million after tax) representing the difference between the funded status of the plans based on the projected benefit obligation and the amount previously recognized on the balance sheet.

The cost of benefits earned by the employees covered by defined benefit plans is actuarially determined using the projected benefit method based upon certain assumptions that typically include market based discount rates and management's best estimate of salary escalation, service lives of employees and employee turnover, as well as expected plan investment performance. Because of these assumptions, the valuation of the pension plan obligations is subject to change. The Company bears the risk of experience gains and losses against these assumptions. The value of the pension plan assets and obligations will fluctuate as a result of actuarial gains and losses comprising changes in assumptions or experience gains and losses. Plan amendments are typically amortized over the expected average remaining service life of the employees. The excess of the net actuarial gain or loss over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized over the expected average remaining service life of the employees. For the non-pension postretirement benefit plans, the excess of the net actuarial gain or loss over 10% of the benefit obligation is amortized over the expected average remaining service life of the employees. The costs of pension benefits for defined contribution plans are charged to operations as contributions become due.

1. BACKGROUND AND SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(o) Derivative Instruments

The Company enters into various forward, swap and option contracts to manage interest rate exposure and limit exposure to fluctuations in foreign currency exchange rates. At the inception of the hedge relationship, a derivative instrument that hedges the exposure to changes in the fair value of a recognized asset or liability, or a firm commitment is designated as a fair value hedge. A derivative instrument that hedges a forecasted transaction or the variability of cash flows related to a recognized asset or liability is designated as a cash flow hedge. Changes in the fair value of derivatives that are designated as fair value hedges are recorded in the statements of earnings to offset changes in the fair value of the underlying hedged assets, liabilities or firm commitments. The Company currently has no derivatives designated as fair value hedges. Changes in fair value of derivatives that are designated as cash flow hedges are recorded as a component of accumulated other comprehensive loss until the underlying hedged transactions are recognized in earnings. On an ongoing basis, derivatives used in hedging transactions are assessed to determine if they are "highly effective" in offsetting changes in fair value or cash flow of hedged items. If it is determined that a derivative is not highly effective as a hedge, changes in fair value of the derivatives are recognized in earnings immediately. Derivative instruments which do not qualify for hedge accounting are recorded at fair value in the balance sheet with changes in fair value recognized in earnings immediately.

(p) Incentive Plans

The Company, through a wholly-owned subsidiary, has a stock-based compensation plan, which is described in Note 13. Awards issued under the plan are accounted for as stock appreciation rights and the amount by which the fair market value, as determined, exceeds the exercise price ("intrinsic value") is recorded as an increase or decrease to earnings over the vesting period.

The Company also has, as described in Note 13, an earnings appreciation rights plan. Compensation expense is recognized in net earnings over the vesting period to the extent that the current unit value exceeds the grant price.

(q) Income Taxes

Income taxes are recorded using the asset and liability method of accounting. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Deferred tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities. Deferred tax assets are also recognized for the benefit of losses available to be carried forward to future years for tax purposes to the extent that they are likely to be realized. When necessary, a valuation allowance is recognized to reduce net deferred tax assets to amounts that management believes are more likely than not to be realized.

Deferred income tax liabilities have been provided on certain foreign subsidiaries' undistributed earnings except to the extent that the retained earnings are considered to be indefinitely reinvested. The amount of unrecognized deferred income tax liability is not material.

The Company and its subsidiaries operate in areas of the world where earnings are both subject to and exempt from taxation. As a result, there are inevitably tax assessments and issues relating to taxation which may arise in one or more jurisdictions. It is the Company's policy to establish adequate reserves so that the ultimate resolution of any outstanding tax assessments would not be expected to have a material effect on the Company's financial position or results of operations.

1. BACKGROUND AND SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(r) Reclassifications

Certain amounts from the prior year have been reclassified to conform to the current year presentation.

(s) Recent Accounting Pronouncements

(i) Accounting for Uncertainty in Income Taxes

During July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48 ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes"; prescribes a recognition threshold and measurement attribute for tax positions; and provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for the Company's fiscal year beginning April 1, 2007. The cumulative effects of adopting FIN 48 will be recorded as an adjustment to retained earnings as of the beginning of the period of adjustment. The Company has not yet determined the impact of adopting FIN 48 on its consolidated financial statements.

(ii) Fair Value Measurements

During September 2006, the FASB issued SFAS 157, "Fair Value Measurements", which defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 14, 2007, and interim periods within those fiscal years. Early adoption is permitted. The Company has not yet determined the impact, if any, on its consolidated financial statements of adopting SFAS 157.

2. ACQUISITION OF 42 BELOW LIMITED

In December 2006, the Company acquired 42 Below Limited, a company that produces and distributes the premium 42 BELOW vodka brands, for an estimated purchase price of approximately $103 million in cash. The assets and liabilities acquired were recorded at fair value as determined on the acquisition date which includes an intangible asset of $93 million, other assets of $14 million and liabilities of $4 million. The intangible asset represents the 42 BELOW trademark and all related rights, which have been determined to have indefinite lives. The results of operations of 42 Below Limited have been included in the consolidated financial statements from the date of acquisition.

3. STATEMENTS OF CASH FLOWS

Cash provided from operations is comprised as follows:

	For the Years Ended March 31,		
	2007	2006	2005
(Thousands of U.S. Dollars)	$	$	$
Net income	730,498	658,330	438,345
Items not affecting cash			
Deferred income taxes	(1,409)	(7,174)	4,917
Equity earnings net of dividends	(1,902)	(8,488)	(4,934)
Gain on sale of brands and related assets	(11,094)	–	–
(Gain)/loss on sale of assets	(8,391)	(3,355)	103
Depreciation and amortization	73,532	71,951	83,198
Incentive compensation plans expense	36,528	55,232	69,413
Write down of property, plant and equipment	14,600	–	–
Net change in other items related to operations			
Accounts receivable	(81,794)	(3,911)	(2,595)
Inventories	(103,234)	51,226	41,649
Accounts payable	31,739	(11,213)	36,098
Accrued liabilities	64,414	46,786	9,171
Taxes payable	(14,142)	(50)	(18,806)
Pension liabilities	6,794	3,943	27,751
Other current assets	(14,264)	2,418	1,811
Other liabilities	16,204	(51,945)	(85,938)
Proceeds from issuance of Long-Term Incentive Plan shares	7,450	27,619	1,370
Payments to incentive compensation plan participants	(34,693)	(90,212)	(2,181)
Cash provided from operations	710,836	741,157	599,372

4. INVENTORIES

Inventories comprise:

	March 31,	
	2007	2006
(Thousands of U.S. Dollars)	$	$
Raw materials and supplies	99,365	96,718
Work-in-progress	73,972	69,894
Aging product	330,828	283,405
Finished goods	374,193	268,950
	878,358	718,967

5. LONG-TERM INVESTMENTS, ADVANCES AND OTHER ASSETS

Long-term investments, advances and other assets comprise:

	March 31,	
	2007	2006
(Thousands of U.S. Dollars)	$	$
Investments at equity	27,731	24,865
Investments at cost	35,210	35,217
Advances	14,611	13,272
Deferred tax assets, net	58,074	53,870
Prepaid and intangible pension assets	16,348	38,814
Derivative instruments	17,594	24,050
Other assets	60,367	42,436
	229,935	232,524

6. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment comprises:

	March 31,			
	Cost	Accumulated Depreciation & Amortization	2007 Net	2006 Net
(Thousands of U.S. Dollars)	$	$	$	$
Land	58,228	–	58,228	57,631
Buildings	446,851	257,702	189,149	176,685
Machinery, equipment, furniture and fixtures	746,917	521,010	225,907	208,054
Leasehold improvements and other	156,109	72,581	83,528	85,315
	1,408,105	851,293	556,812	527,685

Depreciation and amortization expense on property, plant and equipment for the years ended March 31, 2007, 2006 and 2005 amounts to $66.1 million, $65.1 million and $69.6 million, respectively. Total accumulated depreciation and amortization as of March 31, 2006 amounted to $770.1 million.

7. INTANGIBLE ASSETS

Intangible assets comprise:

(Thousands of U.S. Dollars)	March 31, 2007 $	March 31, 2006 $
Brands:		
GREY GOOSE	2,298,796	2,263,742
DEWAR'S	1,297,495	1,297,495
Martini & Rossi group	1,032,192	952,040
BOMBAY	360,646	360,646
CAZADORES	127,228	127,260
42 BELOW	94,966	–
Other	34,620	34,620
	5,245,943	5,035,803
Other intangible assets – net	14,166	22,765
Goodwill	215,394	215,394
	5,475,503	5,273,962

The brands above resulted from the purchases of each respective brand group and are determined to have indefinite lives. Other intangible assets are comprised of deferred finance charges, which are amortized over the life of the underlying debt.

As part of the purchase of GREY GOOSE in fiscal year 2005, the Company is obligated to pay up to $300 million of contingent consideration if certain sales volume targets are achieved on a yearly basis through 2014. For the years ended March 31, 2007 and 2006, the Company recorded contingent pay-outs of approximately $35.1 million and $17.5 million, respectively. Through March 31, 2007, total contingent payouts amounted to approximately $63.0 million. Payments of this contingent consideration are recorded as an increase to the relevant assets based on their respective fair values.

8. LONG-TERM DEBT

Long-term debt comprises:

(Thousands of U.S. Dollars)	March 31, 2007 $	March 31, 2006 $
Syndicated Credit Facility (a)	1,874,275	2,131,681
Private Placement Notes (b)	350,000	350,000
Other (c)	61,279	103,371
	2,285,554	2,585,052
Less: Current portion	248,029	249,316
	2,037,525	2,335,736

8. LONG-TERM DEBT *(Continued)*

(a) On July 27, 2004, the Company entered into a term and revolving credit facilities agreement with a group of financial institutions for the purpose of refinancing existing debt, the acquisition of the GREY GOOSE brand and for general corporate purposes. These facilities bear interest, paid quarterly, at the relevant LIBOR rate plus a margin, which ranges from 0.20% to 0.60%, as determined by the Company's leverage ratio on a quarterly basis and allow for prepayments. These facilities are comprised of the following:

(i) Facility A1 – a €648.1 million ($865.5 million and $785.4 million at March 31, 2007 and 2006, respectively) term loan maturing on July 27, 2009. On January 14, 2005, Facility A1 was converted from a USD based currency facility to a Euro based currency facility. The average interest rates on outstanding balances were 4.11% and 3.05% at March 31, 2007 and 2006, respectively.

(ii) Facility A2 – an amortizing term loan of $595 million and $1,010 million at March 31, 2007 and 2006, respectively. Semi-annual principal payments of $100 million are due beginning on March 31, 2006. The remaining principal and accrued interest is due at maturity on July 27, 2009. The average interest rates on outstanding balances were 5.55% and 5.21% at March 31, 2007 and 2006, respectively.

(iii) Facility B – a $1 billion multicurrency revolving credit facility with an outstanding balance of $413.8 million and $140.6 million at March 31, 2007 and 2006, respectively. This facility matures on July 27, 2009. The Company had borrowings in both US Dollars and Pounds Sterling. The average interest rates on these outstanding balances were 5.61% and 5.00% at March 31, 2007 and 2006, respectively.

(iv) Facility C – a $195.7 million term loan maturing on July 27, 2007 was repaid in full on March 30, 2007. The Company had borrowings in both US Dollars and Pounds Sterling. The average interest rate on the outstanding balance was 5.27% at March 31, 2006.

(b) The Private Placement Notes ("the Notes") consist of notes held by insurance companies as follows:

(i) On March 25, 2004, the Company issued $350 million in Private Placement Notes that pay interest semi-annually. These notes are comprised of two series, Series A Notes amounting to $300 million and Series B Notes amounting to $50 million. The Series A Notes bear interest at 4.42% and mature on March 25, 2011. The Series B Notes bear interest at LIBOR plus 0.65% and mature on March 25, 2014. The average interest rate on the Series B Notes was 5.96% and 5.73% at March 31, 2007 and 2006, respectively. Proceeds from the Notes were utilized to pay existing debt.

(ii) As part of the refinancing of the purchase of the Martini & Rossi group the Company issued Private Placement Notes amounting to $155 million which were repaid in September 2004. In connection with the prepayment of these Notes a make whole payment of $35.9 million was paid, which is included in miscellaneous expense – net in the accompanying consolidated statement of earnings for the year ended March 31, 2005.

8. LONG-TERM DEBT *(Continued)*

(c) Certain of the Company's subsidiaries have also entered into additional financing arrangements in various currencies. The agreements bear interest at fixed and floating rates ranging from 5.74% to 9.20% and 2.58% to 9.40% at March 31, 2007 and 2006, respectively.

The weighted average interest rate on short-term borrowings was 6.08% and 4.54% at March 31, 2007 and 2006, respectively.

Long-term debt denominated in foreign currencies totals approximately $1,055.8 million and $974.7 million at March 31, 2007 and 2006, respectively.

Under the terms of the Company's debt agreements, the Company is required to maintain certain financial covenants related to the levels of interest coverage and net debt. In addition, the agreements place certain restrictions on sales of assets, investments, business amalgamations and pledging of assets by the Company and its subsidiaries. The Company believes it is in compliance with all covenants at March 31, 2007.

The following debt repayment schedule sets out the annual principal repayments as per agreements:

(Thousands of U.S. Dollars)		$
for the year ending March 31,	2008	248,029
	2009	206,853
	2010	1,475,608
	2011	301,333
	2012	1,333
	Thereafter	52,398
		2,285,554

9. OTHER LIABILITIES

Other liabilities comprise:	March 31,	
	2007	**2006**
(Thousands of U.S. Dollars)	**$**	**$**
Employee benefit liabilities	271,616	209,666
Deferred tax liabilities	91,183	98,713
Other liabilities	179,662	194,045
	542,461	502,424

10. EMPLOYEE BENEFIT PLANS

The Company has a number of different pension and termination indemnity plans, as well as other post-retirement benefit plans in the various countries in which it operates. Pension benefits are generally based on years of service and/or compensation. The majority of benefit obligations and pension plan assets are measured as of December 31 each year.

Defined Benefit Pension Plans

The Company's defined benefit pension and termination indemnity benefits are based primarily on years of service and employees' earnings near retirement. Information about the funded and unfunded pension plans and termination indemnity plans maintained by certain of the Company's subsidiaries is as follows:

10. EMPLOYEE BENEFIT PLANS *(Continued)*

Defined Benefit Pension Plans *(Continued)*

	Funded Pension Plans		Unfunded Pension Plans	
(Thousands of U.S. Dollars)	**2007** **$**	**2006** **$**	**2007** **$**	**2006** **$**
CHANGE IN PENSION BENEFIT OBLIGATION, FOR THE YEAR ENDED MARCH 31,:				
Present value at beginning of year	397,512	356,740	160,770	162,100
Service cost	14,792	12,344	3,246	2,339
Interest cost	21,384	19,592	7,299	7,251
Employee contributions	1,199	1,242	–	–
Prior service costs	3,201	432	621	274
Benefits paid	(17,564)	(17,960)	(15,963)	(11,428)
Actuarial (gain) loss	(9,810)	31,572	(5,648)	4,807
Other	9,793	5,145	374	1,501
Foreign currency	19,885	(11,595)	9,049	(6,074)
Present value at end of year	440,392	397,512	159,748	160,770
CHANGE IN PENSION PLAN ASSETS, FOR THE YEAR ENDED MARCH 31,:				
Fair value at beginning of year	336,455	300,865	–	–
Actual return on plan assets	31,882	36,597	–	–
Company contributions	17,642	22,889	15,963	11,428
Employee contributions	1,199	1,242	–	–
Benefits paid	(17,564)	(17,960)	(15,963)	(11,428)
Other	12,506	3,168	–	–
Foreign currency	18,347	(10,346)	–	–
Fair value at end of year	400,467	336,455	–	–
FUNDED STATUS – OVERALL DEFICIT, AT MARCH 31,:	(39,925)	(61,057)	(159,748)	(160,770)
Company contributions after measurement date	574	1,416	1,016	787
Unrecognized transition (asset) obligation	–	(85)	–	889
Unrecognized prior service cost	–	4,842	–	7,822
Unrecognized net loss	–	72,209	–	24,102
Additional minimum liability	–	(8,074)	–	(16,564)
Intangible asset	–	1,522	–	3,295
Net (liability) asset recognized in the consolidated balance sheets	(39,351)	10,773	(158,732)	(140,439)

10. EMPLOYEE BENEFIT PLANS *(Continued)*

Defined Benefit Pension Plans *(Continued)*

At the end of fiscal year 2007, pursuant to changes in accounting pronouncements, additional minimum liabilities and intangible assets were eliminated and all other unrecognized amounts were recognized through accumulated other comprehensive loss.

	Funded Pension Plans		Unfunded Pension Plans	
(Thousands of U.S. Dollars)	2007 $	2006 $	2007 $	2006 $
AMOUNTS NOT YET REFLECTED IN PENSION EXPENSE BUT INCLUDED IN ACCUMULATED OTHER COMPREHENSIVE LOSS, AT MARCH 31,:				
Transition obligation	–	–	(778)	–
Prior service cost	(6,816)	–	(7,004)	–
Net loss	(49,784)	–	(18,177)	–
Additional minimum liability	–	(8,074)	–	(16,564)
Intangible asset	–	1,522	–	3,295
Accumulated other comprehensive loss	(56,600)	(6,552)	(25,959)	(13,269)
(LIABILITIES) ASSETS RECOGNIZED IN THE CONSOLIDATED BALANCE SHEETS CONSIST OF, AT MARCH 31,:				
Non-current prepaid pension assets	16,348	33,997	–	–
Current accrued pension liabilities	–	–	(10,507)	–
Non-current accrued pension liabilities	(55,699)	(24,746)	(148,225)	(143,734)
Intangible assets	–	1,522	–	3,295
Net (liability) asset recognized in the consolidated balance sheets	(39,351)	10,773	(158,732)	(140,439)
INFORMATION ON THE MINIMUM LIABILITY AND ACCUMULATED BENEFIT OBLIGATION, AT MARCH 31,:				
(Decrease) increase in minimum liability included in other comprehensive income	(4,728)	5,958	(2,798)	3,061
Accumulated benefit obligation	365,691	320,978	143,498	142,734
INFORMATION FOR PENSION PLANS WITH AN ACCUMULATED BENEFIT OBLIGATION IN EXCESS OF PLAN ASSETS, AT MARCH 31,:				
Projected benefit obligation	90,679	192,145	159,748	160,770
Accumulated benefit obligation	78,295	153,799	143,498	142,734
Fair value of plan assets	61,423	133,600	–	–

10. EMPLOYEE BENEFIT PLANS *(Continued)*

Defined Benefit Pension Plans *(Continued)*

	Funded Pension Plans			Unfunded Pension Plans		
	2007	**2006**	**2005**	**2007**	**2006**	**2005**
(Thousands of U.S. Dollars)	**$**	**$**	**$**	**$**	**$**	**$**
COMPONENTS OF PENSION EXPENSE, FOR THE YEAR ENDED MARCH 31,:						
Service cost	14,792	12,344	11,350	3,246	2,339	2,930
Interest cost	21,384	19,592	18,925	7,299	7,251	7,695
Expected return on plan assets	(22,838)	(20,050)	(17,227)	–	–	–
Amortization of transition (asset) obligation	(80)	(145)	(150)	111	73	73
Amortization of prior service cost	957	165	(175)	1,385	1,351	1,695
Amortization of net loss	3,009	2,402	3,232	1,185	951	1,072
Other	570	1,438	(335)	1,434	1,093	2,380
Pension Expense	17,794	15,746	15,620	14,660	13,058	15,845

The estimated portions of the transition obligation, prior service cost and net loss that will be amortized from accumulated other comprehensive loss into pension expense over the next fiscal year are $0.1 million, $2.3 million and $1.9 million respectively.

	Funded Pension Plans		Unfunded Pension Plans	
	2007	**2006**	**2007**	**2006**
WEIGHTED-AVERAGE ASSUMPTIONS USED TO DETERMINE PRESENT VALUE OF PENSION BENEFIT OBLIGATIONS AT THE END OF THE YEAR				
Discount rate	5.5%	5.2%	5.2%	5.0%
Rate of compensation increase	4.0%	4.0%	3.2%	3.2%

	Funded Pension Plans			Unfunded Pension Plans		
	2007	**2006**	**2005**	**2007**	**2006**	**2005**
WEIGHTED-AVERAGE ASSUMPTIONS AT THE BEGINNING OF THE YEAR USED TO DETERMINE PENSION EXPENSE						
Discount rate	5.2%	5.6%	5.9%	5.0%	5.3%	5.6%
Rate of compensation increase	4.0%	4.0%	3.9%	3.2%	3.4%	3.4%
Expected long-term rate of return on plan assets	6.4%	6.7%	6.6%	–	–	–

10. EMPLOYEE BENEFIT PLANS *(Continued)*

Defined Benefit Pension Plans *(Continued)*

To develop the expected long-term rate of return on assets assumption for each plan, the Company considered the historical returns and the future expectations for returns for each asset class, as well as the target asset allocations of the funds.

The weighted average asset allocation and target allocation by asset category of the pension plan assets are as follows, at March 31,:

		Actual Allocation March 31,	
Asset Category	**Target Allocation**	**2007**	**2006**
Equity securities	55%	57%	59%
Debt securities	39%	37%	36%
Other	6%	6%	5%
Total	100%	100%	100%

The investments of the pension funds are diversified across a range of asset classes and are diversified within each asset class. The assets are generally actively managed with the goal of adding some incremental value through security selection and asset allocation.

Non-Pension Retirement Benefit Plans

Information about the unfunded non-pension retirement benefit plans, which consist mostly of post retirement healthcare benefit plans maintained by certain of the Company's subsidiaries, is as follows:

(Thousands of U.S. Dollars)	**2007** **$**	**2006** **$**
CHANGE IN NON-PENSION BENEFIT OBLIGATION, FOR THE YEAR ENDED MARCH 31,:		
Present value at beginning	63,775	56,054
Service cost	2,159	1,790
Interest cost	3,651	3,342
Benefits paid	(2,490)	(2,369)
Actuarial loss	738	4,936
Other	2,882	–
Foreign currency	179	22
Present value at end of year	70,894	63,775
FUNDED STATUS – (DEFICIT), AT MARCH 31,:	(70,894)	(63,775)
Company contributions after measurement date	612	534
Unrecognized transition obligation	–	8,249
Unrecognized prior service cost	–	(573)
Unrecognized net loss	–	14,379
Accrued non-pension liabilities recognized in the consolidated balance sheet	(70,282)	(41,186)

10. EMPLOYEE BENEFIT PLANS *(Continued)*

Non-Pension Retirement Benefit Plans *(Continued)*

At the end of fiscal year 2007, pursuant to changes in accounting pronouncements, all unrecognized amounts were recognized through accumulated other comprehensive loss.

(Thousands of U.S. Dollars)	2007 $	2006 $
AMOUNTS NOT YET REFLECTED IN NON-PENSION EXPENSE BUT INCLUDED IN ACCUMULATED OTHER COMPREHENSIVE LOSS, AT MARCH 31,:		
Transition obligation	(10,500)	–
Prior service cost	584	–
Net loss	(14,520)	–
Accumulated other comprehensive loss	(24,436)	–
LIABILITY RECOGNIZED IN THE CONSOLIDATED BALANCE SHEETS CONSIST OF, AT MARCH 31,:		
Current non-pension accrued liabilities	(2,590)	–
Non-current non-pension accrued liabilities	(67,692)	(41,186)
Liability recognized in the consolidated balance sheet	(70,282)	(41,186)

(Thousands of U.S. Dollars)	2007 $	2006 $	2005 $
COMPONENTS OF NON-PENSION EXPENSE, FOR THE YEAR ENDED MARCH 31,:			
Service cost	2,159	1,790	1,680
Interest cost	3,651	3,342	3,127
Amortization of transition obligation	770	765	759
Amortization of prior service cost	10	12	14
Amortization of net loss	417	325	276
Other	359	87	1,963
Non-pension expense	7,366	6,321	7,819

The estimated portions of the transition obligation, prior service cost and net loss that will be amortized from accumulated other comprehensive loss into non-pension expense over the next fiscal year are $0.8 million, $0.1 million and $0.5 million, respectively.

	2007	2006
WEIGHTED-AVERAGE ASSUMPTIONS USED TO DETERMINE PRESENT VALUE OF NON-PENSION BENEFIT OBLIGATIONS AT END OF YEAR		
Discount rate	5.6%	5.5%
Medical inflation rate (initial rate / ultimate rate)	7.9%/5.0%	9.2%/4.9%

10. EMPLOYEE BENEFIT PLANS *(Continued)*

Non-Pension Retirement Benefit Plans *(Continued)*

	2007	2006	2005
WEIGHTED-AVERAGE ASSUMPTIONS USED TO DETERMINE NON-PENSION EXPENSE			
Discount rate	5.5%	5.7%	6.2%
Medical inflation rate (initial rate / ultimate rate)	9.2%/4.9%	10.0%/5.0%	12.0%/5.3%

For fiscal year 2007, the effect of a one percentage point increase or decrease in the assumed medical inflation rate on the non-pension service and interest costs is a $1.4 million increase and a $1.0 million decrease, respectively, and on the benefit obligation, a $12.4 million increase and a $9.8 million decrease, respectively.

Impact of Changes in Accounting Pronouncements

	Before Changes	Impact of Changes	After Changes
(Thousands of U.S. Dollars)	$	$	$
IMPACT ON BALANCE SHEET ITEMS, MARCH 31, 2007:			
Other current assets	146,073	3,561	149,634
Long-term investments, advances and other assets	238,719	(8,784)	229,935
Total assets	8,170,948	(5,223)	8,165,725
Accrued liabilities	671,389	13,097	684,486
Total current liabilities	1,741,423	13,097	1,754,520
Other liabilities	489,179	53,282	542,461
Total liabilities	4,427,047	66,379	4,493,426
Accumulated other comprehensive loss	(116,383)	(71,602)	(187,985)
Total shareholders' equity	3,651,434	(71,602)	3,579,832
Total liabilities and shareholders' equity	8,170,948	(5,223)	8,165,725

Defined Contribution Plans

Certain of the Company's subsidiaries maintain funded defined contribution pension plans and insured pension plans for which the total expense recognized by the Company is $10.7 million, $8.2 million and $6.7 million for the years ended March 31, 2007, 2006 and 2005, respectively.

Cash Flows

In fiscal year 2008, the Company expects to contribute approximately $14.9 million to its funded pension plans, $10.6 million in benefit payments for unfunded pension plans, $2.6 million in benefit payments for other unfunded non-pension plans and $9.7 million to funded defined contribution plans. The Company does not expect any plan assets to be returned to the Company in the next fiscal year.

10. EMPLOYEE BENEFIT PLANS *(Continued)*

Cash Flows *(Continued)*

Estimated future benefit payments under the defined benefit pension plans and the non-pension plans are as follows:

(Thousands of U.S. Dollars)	Funded Pension Plans $	Unfunded Pension Plans $	Unfunded Non-Pension Plans $
YEAR ENDING MARCH 31,			
2008	15,589	10,553	2,590
2009	15,218	10,464	2,672
2010	15,703	10,485	2,805
2011	16,483	10,668	2,961
2012	17,440	10,874	3,093
2013 – 2017	99,544	55,913	17,278

11. SERIES 3 PREFERRED SHARES

The Series 3 Preferred Shares represent preferred shares of a subsidiary which were issued in connection with the acquisition of the Martini & Rossi group. As provided for under the terms of the shares, the Company elected to call the shares for redemption and the shares are expected to be redeemed in June 2008. The shares amounted to 119 million Euro as of March 31, 2007 and 2006. Dividend expense, at the rate of 7%, amounted to $10.7 million, $10.1 million, and $10.5 million for the years ended March 31, 2007, 2006, and 2005 respectively, and is included in interest expense in the accompanying consolidated statements of earnings. The Series 3 Preferred Shares are designated as a hedge of the Company's net investment in Euro based subsidiaries. As such, the foreign currency translation gains and losses are recorded in accumulated other comprehensive loss and amounted to a $14.7 million loss, a $10.1 million gain and a $7.7 million loss at March 31, 2007, 2006 and 2005, respectively.

12. BMRH FOUNDERS' COMMON SHARES

On May 7, 1993, Bacardi-Martini & Rossi Holdings N.V. ("BMRH"), a subsidiary of the Company, issued common shares ("BMRH Founders' common shares") to former Martini & Rossi shareholders. The dividend rate is equal to that paid on the common shares of the Company. The shares are convertible, solely at the option of the Company into shares of common stock of the Company on a one-for-one basis. The provisions of these shares entitle the holders to cause BMRH to purchase all or any portion of their shares for a limited period following the occurrence of certain events. The shares are presented as minority interest in the accompanying consolidated balance sheets. Dividend expense for the BMRH Founders' common shares amounted to $6.9 million, $4.2 million, and $3.8 million for the years ended March 31, 2007, 2006, and 2005 respectively, and is included in miscellaneous expense – net in the accompanying consolidated statements of earnings. As of March 31, 2007 and 2006, 580,565 shares are outstanding.

13. INCENTIVE PLANS

Earnings Appreciation Rights Plan

Effective April 1, 2002, the Company implemented an Earnings Appreciation Rights Plan ("EARP") to compensate key employees with an interest in maximizing the growth of the Company. Awards under the plan are granted on April 1st of each fiscal year to key employees at a unit value based on a multiple of earnings ("grant price"). The awards vest 100% on the third anniversary of their issuance and expire on June 30th of the fifth calendar year following the year in which they were granted. Once vested, awards may be exercised during a 30-day period from June 1st to June 30th in each fiscal year. Upon exercise, award holders are entitled to receive the difference between the grant price and the current unit value of the awards.

The following table summarizes the EARP award activity:

	For the Years Ended March 31,					
	2007		2006		2005	
	# of awards outstanding	Weighted average exercise price $	# of awards outstanding	Weighted average exercise price $	# of awards outstanding	Weighted average exercise price $
Outstanding at beginning of year	704,500	127.03	648,725	120.34	298,275	127.53
Issued	142,275	250.60	106,900	169.88	487,250	115.33
Cancelled	(48,550)	150.70	(30,800)	124.13	(136,800)	118.16
Exercised and redeemed	(80,900)	125.36	(20,325)	143.33	–	–
Outstanding at end of year	717,325	150.13	704,500	127.03	648,725	120.34
Exercisable at April 1	494,125	118.97	219,275	127.23	90,525	143.33

The following table summarizes information about awards outstanding at year end:

Awards expiring June 30,	# of awards outstanding	# of awards exercisable at April 1, 2007	Exercise price
2007	49,850	49,850	143.33
2008	88,525	88,525	119.87
2009	355,750	355,750	115.33
2010	87,075	–	169.88
2011	136,125	–	250.60
	717,325	494,125	

At March 31, 2007, the weighted average remaining contractual life of the EARP awards outstanding is 2.49 years (2006 – 2.99 years).

13. INCENTIVE PLANS *(Continued)*

Earnings Appreciation Rights Plan *(Continued)*

During the years ended March 31, 2007, 2006 and 2005, the Company recognized expense of $35.8 million, $42.7 million, and $15.1 million, respectively, representing the change in the earned intrinsic value of the outstanding awards which is included in the accompanying consolidated statements of earnings. As of March 31, 2007 and 2006, a liability of $85.6 million and $57.1 million, respectively, is recorded for this plan, which represents the earned portion of the intrinsic value of these awards. Of the March 31, 2007 liability, $76.9 million is included in accrued liabilities and $8.7 million is included in other liabilities, and of the March 31, 2006 liability, $23.8 million is included in accrued liabilities and $33.3 million is included in other liabilities in the accompanying consolidated balance sheets. If all units exercisable at April 1, 2007 were to be exercised at the April 1, 2007 unit value, the related cash outflow of the Company would be approximately $76.9 million.

Long-Term Incentive Plan

The Company has a Long-Term Incentive Plan (the "Plan") to provide incentives for selected senior executives to achieve long-term business goals of the Company and its shareholders. Under the terms of the Plan, participants receive stock options in a wholly owned subsidiary, Bacardi Benefit Company Limited ("BBC"); and upon exercise of the option to purchase shares, the participant must hold the shares for a minimum of six months before the shares can be put back for redemption at the fair value as determined by the pre-set formula. The stock options represent the right to acquire BBC shares, which mirror all of the rights of the Company's common shares except that they have no voting rights. Options are granted on April 1st, vest at the rate of 20% per year and expire on the tenth anniversary from the grant date. The fair value of the BBC shares is determined using a formula that takes into consideration the Company's net earnings, as determined under the terms of the Plan, and the price/earnings multiple for the Company's peer group, adjusted for the difference between the Company's three-year compounded annual growth rate for sales and net earnings versus the peer group's growth in sales and net earnings.

Since fiscal year 2002, no options have been issued under this plan and no further options are expected to be issued. At March 31, 2007, there are 4,160 shares outstanding with a weighted average remaining contractual life of 2.99 years (2006 – 3.9 years).

During fiscal years 2007, 2006, and 2005 the Company recognized expense of $0.8 million, $12.5 million, and $54.4 million respectively, including both the change in the earned intrinsic value of the outstanding awards and dividends. As of March 31, 2007 and 2006, a liability, representing the earned intrinsic value of these shares, amounting to $2.1 million and $20.9 million, respectively, is included in accrued liabilities in the accompanying consolidated balance sheets. If all units exercisable at April 1, 2007 were to be exercised and subsequently repurchased at the formula-calculated value of BBC stock at April 1, 2007, the net cash outflow of the Company would be approximately $2.1 million.

14. MANUFACTURING AND ASSET UTILIZATION

During Fiscal 2007, the Company recorded $47.3 million of severance and asset write down charges resulting from the Company's initiative to improve manufacturing and asset utilization. These charges are included within selling, general and administrative expenses in the accompanying financial statements for the year ended March 31, 2007. As of March 31, 2007, the liability included in accrued liabilities is $32.7 million.

15. FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts and fair values of the Company's financial instruments are as follows:

(Thousands of U.S. Dollars)	March 31, 2007		March 31, 2006	
	Carrying Amount $	Fair Value $	Carrying Amount $	Fair Value $
Cash and equivalents	17,430	17,430	20,706	20,706
Accounts receivable	858,053	858,053	723,645	723,645
Short-term borrowings	(411,598)	(411,598)	(243,887)	(243,887)
Accounts payable	(270,895)	(270,895)	(219,650)	(219,650)
Accrued liabilities	(684,486)	(684,486)	(502,441)	(502,441)
Taxes payable	(139,512)	(139,512)	(142,229)	(142,229)
Long-term debt	(2,285,554)	(2,285,554)	(2,585,052)	(2,585,052)
Series 3 Preferred Shares	(158,920)	(169,712)	(144,207)	(161,661)
Foreign currency contracts and options	(900)	(900)	(2,492)	(2,492)
Interest rate swap agreements	17,172	17,172	23,845	23,845

The reported fair values are based on a variety of factors and assumptions. Accordingly, the fair values may not represent actual values of the financial instruments that could have been realized as of March 31, 2007 or 2006 or that will be realized in the future and do not include expenses that could be incurred in an actual sale or settlement. The following methods were used to estimate the fair values of our financial instruments, none of which are held for trading or speculative purposes:

Cash and Equivalents, Accounts Receivable, Short-term borrowings, Accounts Payable, Accrued Liabilities and Taxes Payable

The carrying amounts of cash and equivalents, accounts receivable, short-term borrowings, accounts payable, accrued liabilities and taxes payable approximate their fair values due to the short maturity of these instruments.

Long-Term Debt and Series 3 Preferred Shares

The fair values of long-term debt and Series 3 Preferred Shares were estimated using discounted cash flow analyses based on market rates available to the Company for similar debt with the same remaining maturities.

Foreign Currency Contracts and Options

The fair values of the foreign currency forward contracts and options were estimated using current market prices for similar instruments.

Interest Rate Swap Agreements

The fair value of the interest rate swap agreements was estimated based on counterparty quotations for the instruments.

16. DERIVATIVE INSTRUMENTS

Foreign Currency Contracts

The Company holds foreign currency forward contracts and currency options, which mature at various dates within the following twenty-three months, to purchase and sell foreign currencies with a notional amount of $247.5 million and $281.8 million, respectively, as of March 31, 2007 (2006 – $162.3 million and $274.4 million, respectively). These instruments do not qualify for hedge accounting treatment and consequently the changes in fair values are immediately recognized in earnings. The net loss recognized on foreign currency contracts for the years ended March 31, 2007, 2006 and 2005, is $1.3 million, $3.6 million and $6.6 million, respectively, and is included in miscellaneous expense – net in the accompanying consolidated statements of earnings.

Interest Rate Swaps

The Company has interest rate swap agreements designated as cash flow hedges which exchange floating rates on portions of its Syndicated Credit Facility. Current outstanding notional amounts of these contracts are $300 million and €330 million with an average fixed interest rate of 3.03% at March 31, 2007. At March 31, 2006, the notional amounts were $850 million and €330 million with an average fixed interest rate of 2.96%. For fiscal years 2007, 2006 and 2005, there has been no ineffectiveness related to these cash flow hedges and all fair value adjustments have been included in accumulated other comprehensive loss.

17. ACCUMULATED OTHER COMPREHENSIVE LOSS

Accumulated other comprehensive loss is comprised of the following:	March 31,	
	2007	**2006**
(Thousands of U.S. Dollars)	**$**	**$**
Foreign currency translation	(125,121)	(142,785)
Additional pension liability, net of taxes of $27,110 and $6,570, respectively	(79,885)	(13,251)
Unrealized gain on cash flow hedges	17,172	23,845
Other	(151)	(1,155)
Accumulated Other Comprehensive Loss	(187,985)	(133,346)

18. CREDIT RISK

Financial instruments which potentially subject the Company to concentrations of credit risk or counter-party risk principally consist of cash and equivalents, trade receivables, certain pension plan assets, currency and interest rate swaps, currency options and foreign currency contracts. The Company's credit risk or counter-party risk on foreign currency contracts, currency options and currency and interest rate swaps is the replacement cost at the then estimated fair value of the instruments. The Company places its cash and equivalents, pension plan assets, currency and interest rate swaps, currency options and foreign currency contracts with high credit quality financial institutions and, by policy, limits the amount of credit exposure to any one financial institution. Credit limits, ongoing credit evaluation and account monitoring procedures are utilized to minimize credit risk of trade receivables.

19. AUTHORIZED SHARE CAPITAL

During May 2003, an amendment to the bye-laws of the Company was approved authorizing the creation, but not the issuance, of two classes of common shares of the Company. Each existing common share of the Company would be designated as a Class A share upon the initial issuance of the Class B shares. The number of Class B shares available for issuance would be limited to a maximum of 30% of the Company's total share capital after the proposed share capital increase has been implemented. Initially, the holders of the Class A shares, voting as a class, would be entitled to elect thirteen members of the Board of Directors and the holders of the Class B shares, voting as a class, would be entitled to elect three members of the Board of Directors.

On all other matters, the holders of Class A shares would be entitled to ten votes for each share and the holders of Class B shares would be entitled to one vote for each share held. Class A and Class B shares would entitle the holders to an equal right to dividends. During February 2004, the shareholders approved granting the Board of Directors the authority with a two-thirds affirmative vote to issue the shares, but none have been authorized and issued as of March 31, 2007.

20. DIVIDENDS

The Company's bye-laws require the Company to pay aggregate annual cash dividends on its common shares (including for this purpose the Bacardi Corporation, a subsidiary of the Company, preferred shares) equal to a percentage of the Company's total consolidated net earnings for the preceding fiscal year adjusted for certain items as stated in the bye-laws. The BMRH Founders' common shares provide for a per-share annual dividend rate equal to that paid on the Company's common shares. The Bacardi Corporation Preferred Shares and BMRH Founders' common shares dividends are considered minority interest and are included in other miscellaneous expense – net in the accompanying consolidated statements of earnings. Dividends are accrued when declared.

21. INCOME TAXES

The Company and its subsidiaries operate in areas of the world where earnings are both subject to and exempt from taxation. The operations of the subsidiaries are subject to income taxes at the applicable local rates in the countries where the subsidiaries operate. The provisions for income taxes have been determined on the basis of the taxable income of each individual company or jurisdiction.

Major components of the provision for income taxes are as follows:

	For the Year Ended March 31,		
	2007	2006	2005
(Thousands of U.S. Dollars)	$	$	$
Current	66,331	82,845	52,146
Deferred	(1,409)	(7,574)	4,917
Total income tax expense	64,922	75,271	57,063

21. INCOME TAXES *(Continued)*

The provisions for (benefits from) income taxes computed by applying the local statutory rates to income before taxes, as reconciled to the actual provisions (benefits), are as follows:

	For the Year Ended March 31,		
	2007	2006	2005
(Thousands of U.S. Dollars)	$	$	$
Consolidated income taxes at statutory rates	61,275	54,389	66,663
Other taxes	17,634	15,268	9,468
Changes in tax rates	(454)	11,415	(3,084)
Tax effect of non-deductible or non-taxable items	5,841	5,219	997
Tax impact of reorganization of subsidiary	(5,863)	–	–
Tax credits on dividend from subsidiary	–	(5,100)	(3,361)
Net change in liabilities for tax settlements	(6,766)	(1,542)	(19,248)
Other, net	(6,745)	(4,378)	5,628
Consolidated income tax expense	64,922	75,271	57,063

The components of the net deferred income tax assets and liabilities are as follows:

	March 31,	
	2007	2006
(Thousands of U.S. Dollars)	$	$
Deferred tax assets:		
Property, plant and equipment	3,493	5,354
Operating/capital loss and tax credit carryforwards	35,380	41,482
Employee benefits	67,533	45,760
Other liabilities	14,841	14,499
Inventories	1,882	2,554
Other	3,847	2,146
Valuation allowance	(41,627)	(36,941)
Total deferred tax assets	85,349	74,854
Deferred tax liabilities:		
Property, plant and equipment	(25,566)	(25,579)
Trademarks and other intangible assets	(27,820)	(27,820)
Undistributed foreign earnings	(19,071)	(19,371)
Long-term investments	–	(11,210)
Inventories	(32,176)	(25,287)
Employee benefits	–	(4,726)
Other current assets	(948)	(1,390)
Other	(472)	(315)
Total deferred tax liabilities	(106,053)	(115,698)
Net deferred tax liability	(20,704)	(40,844)

21. INCOME TAXES *(Continued)*

The deferred income tax assets and liabilities recognized in the consolidated balance sheets consist of:

	March 31,	
	2007	**2006**
(Thousands of U.S. Dollars)	**$**	**$**
Current deferred tax assets – net	15,199	6,279
Long term deferred tax assets – net	58,074	53,870
Current deferred tax liabilities	(2,794)	(2,280)
Long term deferred tax liabilities	(91,183)	(98,713)
Net deferred tax liability	(20,704)	(40,844)

As of March 31, 2007, the Company had $108.9 million of operating loss, capital loss and tax credit carryforwards available from its subsidiaries to offset future taxable income. Loss and tax credit carryforwards of $85.9 million must be utilized in the next twenty years, and the remainder can be utilized over an indefinite period. The valuation allowance is for losses, tax credit and temporary differences in jurisdictions for which the realization of the deferred tax asset does not meet the more likely than not criteria.

22. GUARANTEES AND ENDORSEMENTS

In the ordinary course of business, the Company has provided guarantees on certain liabilities of its joint ventures. As of March 31, 2007, the maximum amount of the guarantees amounted to approximately $17.0 million that would be payable by the Company in the event of default by the joint venture companies. As of March 31, 2007, the Company has no obligation recorded under these guarantees because no financial loss is expected.

In addition, certain subsidiaries of the Company have entered into purchase commitment agreements with third parties in the aggregate amount of approximately $300.0 million as of March 31, 2007. The majority of these commitments are settled within twelve months.

23. CONTINGENCIES

Commencing in November 2003, a series of virtually identical class action lawsuits have been filed in the United States against the Company, certain of its subsidiaries, and many other spirits, beer and wine manufacturers and importers, alleging primarily that the named companies improperly target underage consumers through deceptive and unfair marketing and advertising practices. To date, nine such class actions have been filed by the same national plaintiff's counsel seeking to recover, on behalf of parents or guardians of underage children, disgorgement of profits made by the named defendants from alleged underage sales, restitution of funds used by such underage consumers on alcohol purchases, and certain other remedies. The Company, which is participating in a joint defense effort with other industry members, believes the lawsuits to be entirely without merit and is vigorously defending them. Of the nine initial lawsuits filed to date, six have been dismissed on the merits by courts in six separate jurisdictions, one is pending a decision from the court on defendants' motion to dismiss, and the other two remaining cases have been voluntarily dismissed by the plaintiffs. Plaintiffs have appealed the court-ordered dismissals, and such appeals are pending. Moreover, plaintiffs have agreed to voluntarily dismiss, without prejudice, all non U.S. Bacardi companies (and certain other affiliates), including the Company, subject to certain conditions that may permit plaintiffs to reinstate the lawsuits against such companies in the future. As a result, for the time being, only the Company's U.S. distributor remains a defendant in these lawsuits. The ultimate outcome of or potential losses arising from these cases cannot be fully determined at this time given the pendency of the appeals filed by plaintiffs as well as the fact that in one of the cases, the court has yet to rule on defendants' pending motion to dismiss.

Since August 24, 2005, one of the Company's subsidiaries has received Administrative Orders from the U.S. Environmental Protection Agency ("EPA") containing findings of violations of permit discharge limits and permit special conditions at its production facilities in Puerto Rico, providing for interim discharge limits, and ordering compliance with certain provisions of the Clean Water Act ("CWA"). Since the issuance of these Orders, the Company's subsidiary has met with the EPA, and the local Puerto Rico Environmental Quality Board ("EQB"), and made several submissions, including two Plans of Action, which intend to address the EPA's concerns. The EPA requested that the U.S. Department of Justice ("DOJ") negotiate a judicial Consent Decree to provide for a final enforcement mechanism to implement the compliance actions. On January 4, 2007 the DOJ issued a Notice of Potential Liability for Clean Water Act Violations which extended to the subsidiary the opportunity to settle prior to litigation and stated that the DOJ would be seeking in settlement necessary injunctive relief and payment of appropriate civil penalties. The subsidiary is engaged in settlement negotiations with the DOJ and EPA. The subsidiary expects that a civil penalty will be assessed. The Company believes that the amount of such civil penalty will not have a material adverse effect on the Company's results of operations, financial position, or cash flows. The subsidiary believes that injunctive relief potentially may be imposed, but the DOJ and EPA have not yet identified the injunctive relief, if any, they would seek.

The Company and its subsidiaries are party to various legal claims, actions and complaints. While the Company currently believes that the ultimate outcome of these proceedings will not have a material adverse effect on the Company's results of operations, financial position or cash flows, litigation is subject to inherent uncertainties. It is not possible to predict with certainty whether or not the Company and its subsidiaries will ultimately be successful in any of these legal matters, or, if not, what the impact may be. Legal costs are expensed as incurred.

24. QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized quarterly financial information in fiscal 2007 and 2006 is as follows:

(Thousands of U.S. Dollars)	First Quarter $	Second Quarter $	Third Quarter $	Fourth Quarter $	Total $
2007					
Sales less excise taxes	943,444	998,514	1,218,721	827,976	3,988,655
Gross profit	643,280	661,044	790,733	566,602	2,661,659
Net income	202,286	217,219	288,414	22,579	730,498
2006					
Sales less excise taxes	908,523	941,676	1,054,130	701,155	3,605,484
Gross profit	606,963	633,139	685,281	448,035	2,373,418
Net income	183,477	240,052	229,020	5,781	658,330

Board of Directors



Victor R. Arellano, Jr.



Facundo L. Bacardi*



Jaime Bergel



Francisco Carrera-Justiz



Toten A. Comas



Robert J. Corti



Adolfo L. Danguillecourt**



Paul M. de Hechavarria



Ignacio de la Rocha



Guillermo J. Fernandez-Quincoces



Andreas Gembler



Barry E. Kabalkin**



Jay H. McDowell



Guy Peyrelongue



Philip Shearer



Raymond P. Silcock

*Chairman of the Board **Deputy Chairman of the Board*

Officers

Facundo L. Bacardi
Chairman of the Board

Adolfo L. Danguillecourt
Deputy Chairman of the Board

Barry E. Kabalkin
Deputy Chairman of the Board

Andreas Gembler
President & Chief Executive Officer

Ralph Morera
Senior Vice President Finance & Chief Financial Officer

Eduardo B. Sanchez
Senior Vice President & General Counsel

Timothy C. Sullivan
Senior Vice President - Human Resources

Stella J. David
Senior Vice President & Chief Marketing Officer

Jon Grey
Vice President - Global Operations

Atul Vora
Vice President - Business Development

Gaston Tano
Controller

Michael Brennan
Treasurer

Michael Maguire
Assistant Vice President

D. Douglas Mello
Secretary

Gail A. Butterworth
Assistant Secretary & Director of Shareholder Relations

Audit Committee

The Audit Committee's primary functions are to advise and assist the Board of Directors with respect to the selection of the Independent Auditors of the Company, the conduct of the audit of the Company's accounts, financial reporting matters and internal controls over financial matters. The Committee is also responsible for reviewing the Company's consolidated financial statements, the reports of the Independent Auditors and other financial information.

Jaime Bergel
Robert J. Corti
Guillermo J. Fernandez-Quincoces
Jay H. McDowell
Guy Peyrelongue
Raymond P. Silcock - *Chairman*

Nominating & Governance Committee

The Nominating & Governance Committee assists the Board of Directors in identifying, recruiting and providing candidates who would become nominees for future election to the Board of Directors by the shareholders. The Committee is also responsible for assessing the performance of the Board of Directors and its individual members in coordination with the Chairman of the Board. Additionally, the Committee is tasked with oversight of the Company's corporate governance.

Victor R. Arellano, Jr.
Facundo L. Bacardi
Francisco Carrera-Justiz
Adolfo L. Danguillecourt - *Chairman*
Ignacio de la Rocha

Compensation Committee

The Compensation Committee assists the Board of Directors in fulfilling its responsibilities in determining the compensation of the Company's senior executives and Board members. The Committee has the overall responsibility for approving and evaluating the compensation plans (including perquisites and retirement benefits), policies and programs of the Company with respect to officers, senior executives and Directors.

Toten A. Comas
Robert J. Corti
Adolfo L. Danguillecourt
Paul M. de Hechavarria
Guillermo J. Fernandez-Quincoces - *Chairman*
Jay H. McDowell
Guy Peyrelongue
Philip Shearer




42
VODKA
BELOW
MADE & BOTTLED
IN NEW ZEALAND
IMPORTED

New Zealand - 2000

This year the Company completed its acquisition of 42 Below Limited, an exciting young premium brand company with long-term growth potential, based in Auckland, New Zealand. Along with 42 BELOW vodka, the purchase of the 42 Below Limited drinks company also covers other promising local brands including SOUTH gin, SEVEN TIKI rum, TAHITI DARK rum, and 420 Mineral Water, as well as STIL vodka.

New Zealand's vodka, 42 BELOW, brings a fresh perspective to the premium vodka segment. The brand name refers to the southern latitude where it is produced, just north of Wellington on the 42nd parallel, an area that is a world benchmark for air purity and spring water purity. 42 BELOW vodka is made from GE-free wheat and uses a process that is closest to the grain (wheat) based vodka of Scandinavia. The brand includes a range of unique New Zealand flavors including Feijoa, Manuka Honey, Passion Fruit, and Kiwi Fruit.

We are very excited by the new opportunities that this acquisition provides. On behalf of our shareholders and the entire organization we welcome 42 Below Limited to the Bacardi family.


Experience...

Experience our good taste with your good judgment

Tasting:

The five senses must be engaged to enjoy the premium products of Bacardi Limited: Sight, Smell, Taste, Touch and Sound. On the right side you will find images of the different raw materials, botanicals and aroma descriptors for each of our core products. The background of the entire section is an image of our principle raw material - water.

Step 1:

A Bacardi Limited tasting begins by inviting a friend to discuss the nuances behind each product.

Step 2:

After pouring a measure into the appropriate premium glass, usually a snifter, discuss the color of the product.

Step 3:

Then, using your hands, lightly swirl the product in the glass and sniff cautiously. Discuss the aromas you can smell and detect.

Step 4:

Add a one-to-one ratio of filtered water, sniff cautiously and once again discuss the aromas you can detect.

- Water helps bring out aromas that would not have been detectable before.

Step 5:

Take a sip and roll it over your tongue and discuss the mouthfeel and taste.

Taste is the immediate flavors your tongue collects. There are only four: sweet (on the tip of the tongue), salty and sour (at the sides) and dry/bitter (at the back). The intensity of these flavors can be measured on a scale of 1 to 5.

Note: A fifth taste, called umami, is argued to exist at the back of the tongue behind dry/bitter area and is "savory" or "meaty" in taste.

Ask the following questions:

- Are the flavors consistent with your first aroma impressions?
- Have they changed?
- Does the flavor linger or fade?
- How has it changed?
- What is the finish?

You have determined the color, finish and taste. Discuss the different aromas and share this experience with a friend. We hope you have enjoyed our good taste with your good judgment.

BACARDI rum

BACARDI Superior is the original, mixable light-bodied rum, aged between one to two years in carefully selected oak barrels. After aging, the rums are blended and passed through a second charcoal filtration to achieve maximum clarity and smoothness. BACARDI Superior is clear in color, smooth in taste and dry in flavor with an impression of vanilla and subtle aromas of almonds and tropical fruits. Its finish is dry and smooth.


BACARDI
SUPERIOR
CASA FUNDADA EN CUBA

GREY GOOSE vodka

GREY GOOSE uses French winter wheat from the south of Paris, distilled in a continuous still, and alpine spring water that has been filtered-through the limestone plateaux of the Massif Central. Its nose is clear, fresh with the elegant floral scent of spring, accented by a subtle citrus note. The taste is soft and gently sweet in approach with a full-balanced mouthfeel with notes of green fruits, such as plums, and aniseed. Its finish is fresh throughout with a long lasting and satisfying conclusion, characterized by flavors reminiscent of fine French almond pastry.


GREY GOOSE
VODKA
IMPORTED

To engage the sense of smell, a select number of Annual Reports contain scratch and sniff images. These images are highlighted by varnish and are lemon peel, almond, vanilla, cinnamon, heather and aniseed.


RAW MATERIAL
BOTANICAL
AROMAS
SUGAR CANE
WHEAT
WHITE GRAPES


LEMON PEEL
LICORICE
CASSIA BARK
ORRIS ROOT
GRAINS OF PARADISE
SAVORY
ALMOND
CARDAMON
CINNAMON
RASPBERRY
RAISINS
SULTANAS



Only the finest raw materials are used for the manufacture of BACARDI, GREY GOOSE, DEWAR'S, BOMBAY SAPPHIRE, MARTINI, CAZADORES, ERISTOFF, 42 BELOW and all other Bacardi Limited brands and labels. Raw materials used to create these products include sugar cane, wheat, rye, grapes and a secret list of fruits, herbs and spices. The sun's powerful rays give life to our raw materials. Its energy is stored in them as starch or sugars. When the starch is transformed into sugars or the sugars are combined with water and yeast, fermentation takes place. Each type of yeast imparts flavor components as it transforms the sugars into alcohol. It is through this process that our products are born.

Commemorative Signatures

The undersigned have helped to shape the different companies of Bacardi Limited for over 145 years.
This is a small representation of the many men and women to whom we owe our gratitude.

Bacardi

FACUNDO BACARDÍ MASSÓ

LUCÍA VICTORIA MOREAU

JOSÉ BACARDÍ MASSÓ

JOSÉ LEÓN BOUTELLIER

EMILIO BACARDÍ

FACUNDO M. BACARDÍ

HENRI 'ENRIQUE' SCHUEG

JOSÉ BACARDÍ

JOSÉ 'PEPÍN' BOSCH

Note: The Bacardi Signature attributed to José Bacardí was the corporate signature developed by Emilio Bacardí. All three brothers, Emilio, Facundo and José, used this signature to sign documents on behalf of Bacardi y Compañía from 1874 to 1919. This particular version of the signature comes from correspondence between José Bacardí to his brothers in Santiago de Cuba. A personal signature for José Bacardí does not exist on file.

Dewar's

JOHN DEWAR SR.

JOHN DEWAR JR.

TOMMY DEWAR

ALEXANDER J CAMERON

PETER MACKIE

Martini & Rossi

LUIGI ROSSI

ALESSANDRO MARTINI

TEOFILO SOLA

CESARE ROSSI

ENRICO ROSSI

ERNESTO ROSSI

TEOFILO ROSSI

Eristoff

NICOLA ERISTOFF

Noilly Prat

CLAUDIUS PRAT

ANNE ROSINE PRAT

LOUIS PRAT

JEAN PRAT

William Lawson's

WILLIAM LAWSON

Bénédictine

ALEXANDRE LE GRAND

Otard

JEAN ANTOINE OTARD

Castillo

JUAN ROVIRA


RYE
AGAVE
OAK

The Company uses the following grapes for the manufacture of some of its products: Trebbiano Bianco grapes, Catarratto Bianco grapes, Moscato Bianco grapes, Picpoul Blanc grapes and Clairette Blanc grapes.


ANGELICA
CORIANDER
JUNIPER BERRIES
CUBEB
GENTIAN
CLOVES
VANILLA
HOPS
HEATHER
CHAMOMILE
PLUMS
ANISEED

DEWAR'S Scotch whisky


Dewar's
Signature

DEWAR'S Signature Scotch whisky is the ultimate expression of DEWAR'S. Its nose is sweet, balanced, rich and fruity with notes of Scottish fudge, coffee crème brûlée, vanilla ice cream, nougat, toasted macadamia nut, marzipan, sultanas and lashings of honey. Adding water creates fruit overtones and the floral notes of wild heather. The taste remains fruity, sweet and creamy with hints of oak, cinnamon, nutmeg and milk chocolate. The palate is rich, sweet and long with a velvety, creamy mouthfeel. It is full-bodied with a long and complex, slightly dry finish.

BOMBAY SAPPHIRE gin


BOMBAY
SAPPHIRE
Distilled
DRY GIN
IMPORTED

BOMBAY SAPPHIRE has a subtle and smooth flavor. It has a complex, multi-layered palette with a less 'ginny' taste than other gins. It has an elegant intricate nose with a hint of spice. The taste is clean, fresh and beautifully layered, with each of its 10 botanicals at some juncture taking center stage. From the zest of its citrus, to the spice of coriander and cassia bark to the clean, crisp finish created by the peppery notes of cubeb berries and grains of paradise. BOMBAY SAPPHIRE appeals to gin and other spirit drinkers alike and has a peerless versatility when it comes to cocktails.

MARTINI vermouth

MARTINI Rosso is a drink made from a secret recipe of more than 40 herbs, plants and spices: savory, chamomile, cardamom, cinnamon, cloves, coriander, gentian, hops, lemon peel, orris root and raspberry to name a few. MARTINI Rosso is both sweet and pleasantly bitter with an aroma that is intense and penetrating, while its taste is distinguished, vigorous and lightly spiced. It has a characteristic warm, amber color.


MARTINI

CAZADORES tequila

CAZADORES Añejo is a clean, smooth tequila; its aroma evokes memories of agave fields. It is smooth, with rich wood and vanilla notes. Full and pleasant mouthfeel, subtle notes of agave balance flavors of spice throughout the palate. Well-balanced fruit and acidity, it has a long finish with minimal heat.


CAZADORES


ERISTOFF
ERISTOFF
VODKA
IMPORTED

ERISTOFF vodka

ERISTOFF is produced from only the highest quality raw materials. These choice materials provide its crisp taste obtained from the use of only the finest rye wheat. The taste and aroma for ERISTOFF comes from a 1806 recipe by Ivane Eristoff and its unique multiple filtration which ends with a final charcoal filtration.


42
BELOW
VODKA
IMPORTED

42 BELOW vodka

42 BELOW is made from GE-free wheat, distilled three times, then 'washed' in spring water. 42 BELOW is filtered through 35 separate filters then it is distilled a final time to create a totally clean spirit. This 'high saturation' distillation in New Zealand spring water drawn from beneath an extinct volcanic area is unique to 42 BELOW



BACARDI LIMITED

P.O. BOX HM 720, HAMILTON HM CX, BERMUDA. TELEPHONE: 441-295-4345 FAX: 441-292-0562
WWW.BACARDILIMITED.COM

BACARDI LIMITED

FACUNDO L. BACARDI
CHAIRMAN OF THE BOARD

Bermuda, June 19, 2007

Dear Shareholder:

I am pleased to announce the convening of this year's Annual General Meeting of the Company to be held on Thursday, July 19, 2007, at 9:00 a.m. at the Fairmont Hamilton Princess Hotel in Pembroke, Bermuda.

I wish to extend to you a personal invitation to join me at this important meeting. Enclosed please find the material relevant to the Meeting, including a Proxy Statement, and a Proxy/Voting Instruction Form to be completed, signed and returned.

Whether or not you plan to be present at the Meeting, please complete, sign, date and return the enclosed proxy, in the enclosed envelope, as soon as possible to ensure that your shares are represented at the Meeting.

Sincerely,

Facundo L. Bacardi
Chairman of the Board

65 PITT'S BAY ROAD, P.O. BOX HM 720, HAMILTON HMCX, BERMUDA
TELEPHONE: (441) 298-1050 TELEFAX: (441) 295-4731 E-MAIL: fbacardi@bacardi.com

BACARDI LIMITED

NOTICE OF ANNUAL GENERAL MEETING OF MEMBERS
TO BE HELD ON JULY 19, 2007

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Members of BACARDI LIMITED will be held at the Fairmont Hamilton Princess Hotel, Pembroke, Bermuda, on the 19th day of July, 2007 at 9:00 in the forenoon for the following purposes:

AGENDA

1. The Secretary to confirm that Notice of the Meeting has been given.

2. To adopt the Minutes of the Annual General Meeting of Members held on June 22, 2006.

3. To receive and adopt the Audited Consolidated Financial Statements for the fiscal year ended March 31, 2007, together with the Auditors' Report thereon.

4. To elect Directors as proposed in the attached proxy statement to hold office for a term expiring at the Annual General Meeting to be held in 2008, or until their successors are elected.

5. To appoint PricewaterhouseCoopers as Auditors and authorize the Board of Directors to agree to their fee.

6. To confirm the Acts of Directors of the Company for the year ended March 31, 2007.

7. Management Presentations.

A form of Proxy and a Proxy Statement containing more detailed information with respect to the matters to be considered at the Annual General Meeting accompany and form a part of this Notice.

Your vote is important. **Whether or not you plan to attend the Annual General Meeting in person, please date and sign the accompanying Proxy and return it so that it is received no later than Wednesday, July 18, 2007 in the enclosed envelope**. Returning your Proxy promptly facilitates the vote count and does not deprive you of your right to attend the meeting and to vote your shares in person. Thank you for acting promptly.

BY ORDER OF THE BOARD,

Douglas Mello

Dated: June 19, 2007

D. Douglas Mello ACIS PADM
Secretary

BACARDI LIMITED

Proxy Statement

relating to the

Annual General Meeting of Members

to be held on

Thursday, July 19, 2007

at the

Fairmont Hamilton Princess Hotel
Pembroke, Bermuda

This proxy statement is dated June 19, 2007.

TABLE OF CONTENTS

THE ANNUAL GENERAL MEETING

Date, Time and Place

We are furnishing this proxy statement to our shareholders in connection with the solicitation of proxies by our Board of Directors for use at the Annual General Meeting of Members to be held on July 19, 2007, at 9:00 a.m., local time, at the Fairmont Hamilton Princess Hotel, Pembroke, Bermuda, and at any adjournments or postponements of the Annual General Meeting.

Record Date and Shares Entitled to Vote; Voting by Proxy

Our Board of Directors has fixed the close of business on June 1, 2007, as the record date for determining the holders of shares who are entitled to notice of, and to vote at, the Annual General Meeting. You are entitled to one vote for each share that you hold as of the record date. If you are a record holder of shares on the record date, you may vote those shares in person at the Annual General Meeting or by proxy as described below under "Voting of Proxies."

Poll Vote

In accordance with Bye-Law 27(5), the Chairman has determined that the election of directors and the confirmation of Acts of Directors shall be determined by a poll vote, rather than being decided on a show of hands. Shareholders present in person at the Annual General Meeting will be furnished with a ballot paper on which to record their votes. In the poll, votes may be cast either in person or by proxy, and all proxies will be cast in the poll in the manner indicated in such proxies. In accordance with Bye-Law 28, at the conclusion of the poll, the ballot papers will be examined by a committee of not less than two members (shareholders) appointed for that purpose by the Chairman.

Quorum

No business shall be transacted at the Annual General Meeting unless a quorum is present when the Annual General Meeting proceeds to business. However, the absence of a quorum does not preclude the appointment, choice or election of a Chairman, which shall not be treated as part of the business of the Meeting.

At the Annual General Meeting a quorum for the transaction of business shall be formed if there are not less than two Members present who represent in person or by proxy in excess of 50% of the total voting power of the outstanding shares of voting capital stock of the Company eligible to vote on those issues to be acted upon.

Vote Required

There are sixteen nominees for election for the sixteen positions required by the Bye-laws. **Please see "Directors—Election Procedures" below for further details on the election of Directors.** Each of the other matters to be voted upon at the Annual General Meeting will be decided by a simple majority of votes cast at the Meeting.

Voting of Proxies

Whether or not you plan to attend the Annual General Meeting in person, you are requested to complete, sign, date and promptly return the enclosed proxy in the envelope provided for this purpose to ensure that your shares are voted. Shares represented by properly executed proxies received at or prior to the Annual General Meeting that have not been revoked will be voted at the Annual General Meeting in accordance with the instructions indicated on the proxies and in accordance with the judgment of the persons named in the proxies on all other matters that may properly come before the Annual General Meeting. If the Annual General Meeting is postponed or adjourned, at any subsequent reconvening of the Annual General Meeting, all proxies will be voted in the same manner as these proxies would have been voted at the original convening of the Annual General Meeting (except for any proxies that previously have been revoked or withdrawn effectively).

Shareholders of record as at the record date and their duly appointed proxies or corporate representatives are permitted to attend and vote at the Annual General Meeting. Please ensure that the Proxy Voting Form or the Appointment of Corporate Representative Form is completed correctly in order to permit your proxy or representative to attend.

Please return your marked proxy promptly so your shares can be represented at the Annual General Meeting, even if you plan to attend the meeting in person. Proxies may be mailed or faxed to us at the following address:

Douglas Mello, Secretary
Bacardi Limited
P.O. Box HM 720
Hamilton HM CX, Bermuda
Tel: (441) 298-1017
Fax: (441) 295-5364

Confidentiality

The proxies and ballots will be held in confidence.

Revocability of Proxies

You may revoke your proxy at any time prior to the time it is voted at the Annual General Meeting. You may revoke your proxy by:

- executing a later-dated proxy relating to the same shares and delivering it to Douglas Mello before the taking of the vote at the Annual General Meeting;

- filing a written notice of revocation bearing a later date than the proxy with Douglas Mello before the taking of the vote at the Annual General Meeting;

- attending the Annual General Meeting and voting in person (although attendance at the Annual General Meeting will not, in and of itself, revoke a proxy); or

- attending the Annual General Meeting and hand delivering a later-dated proxy or written notice of revocation to Douglas Mello or his representative before the taking of the vote.

In order to be assured that your proxy will be voted at the Annual General Meeting and that your shares will be counted towards a quorum, your proxy should be mailed to us as promptly as possible and, in any event, in time so that it is received no later than Wednesday, July 18, 2007.

MINUTES OF THE ANNUAL GENERAL MEETING OF 2006

It is proposed that the Members adopt the Minutes of the Annual General Meeting of Members held on June 22, 2006 attached as Annex A.

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

It is proposed that the Members receive and adopt the Audited Consolidated Financial Statements for the fiscal year ended March 31, 2007 together with the Auditors' report thereon as included in the Annual Report that accompanies this proxy statement. A representative of PricewaterhouseCoopers is expected to be present at the Annual General Meeting and will have the opportunity to respond to appropriate questions.

DIRECTORS

Election of Directors

One of the purposes of the Annual General Meeting is the election of 16 directors to hold office until the next annual meeting of shareholders in 2008 or until their respective successors are elected and qualified. The current size of our Board of Directors is set by our Bye-Laws at 16. A brief biographical profile of each director nominee can be found in the next section of this proxy statement. All of them are now directors whose terms expire at the 2007 Annual General Meeting. All nominees have indicated that they are willing to serve as directors if elected.

Compensation of Directors

Although it is customary at most companies to pay directors an annual retention fee, and to pay a portion of that in stock or stock options, our current Bye-Laws limit director compensation to fixed sums and expenses incurred in connection with meetings attended and do not permit the issuance of Bacardi Limited stock or stock options without shareholder approval. As a consequence, we have structured the compensation of our directors and Chairman of the Board entirely in cash and on a per-meeting basis.

Our non-management directors are compensated at a rate of $12,500 for each meeting of the Board they attend, $2,000 for each meeting of a Board committee they attend as a member, and an additional $1,000 for the committee chair for each committee meeting attended ($2,000 in the case of the Audit Committee chair). The Company reimburses the necessary travel expenses of directors. The Chairman of the Board receives compensation that is twice these amounts for each meeting of the Board and its committees that is attended as a regular or ex-officio member. The Deputy Chairmen receive compensation that is one and a half times the base rate for each meeting of the Board attended. They continue to receive the normal rate for each committee meeting attended as a member or committee chair.

Other Service Agreements

In addition to his services as a director, Barry Kabalkin has agreed to provide advisory services to the Company, as requested by the President and Chief Executive Officer, on acquisitions and other strategic matters. Mr. Kabalkin will be compensated entirely on a per diem basis for actual services provided.

PROFILES OF NOMINEES TO THE BOARD OF DIRECTORS

VICTOR R. ARELLANO, JR., 47, has been a Director of Bacardi Limited since 1995 and has served on several committees of the Board. Mr. Arellano received a B.Sc. in Economics & Finance from Babson College in 1980. He worked with Marine Midland Bank in New York from 1980-1983, as a Marketing Executive with Bacardi from 1983-1992; and with Sotheby's New York from 1993-1995. He is currently a private investor residing in Dublin, Ireland.

Mr. Arellano is a member of the Nominating & Governance Committee.

FACUNDO L. BACARDI, 40, has been Chairman of the Board since 2005. Prior to his appointment as Chairman, Mr. Bacardi served as Deputy Chairman for three years. Mr. Bacardi was first elected a Director in 1993 and has been Chairman of several of the Board's committees. Mr. Bacardi is President of Snowflakes LLC, an investment holding company, and serves on the 2007 Policy Owners Examining Committee of Northwestern Mutual, the largest direct provider of life insurance in the United States. Mr. Bacardi received a B.S.B.A. in Finance from American University and a J.D. degree from Emory University Law School. Mr. Bacardi currently resides in Florida with his wife, Elizabeth, and three daughters.

Mr. Bacardi is a member of the Nominating & Governance Committee and as Chairman of the Board he is an ex officio member of the Audit and Compensation Committees.

JAIME BERGEL SAINZ DE BARANDA, 41, was first elected as a Director in 2000. Mr. Bergel is the Executive Chairman of Gala Capital, a private equity firm founded by him. Prior to this, he was Chairman of Merrill Lynch Spain and Portugal. He is a member of the Board of Directors and Chairman of Bacardi España SA and a member of the Board of Directors of Cintra (one of the largest infrastructure groups in Europe) and Jimmy Choo, among others. Mr. Bergel was an Associate Consultant for McKinsey & Co. in 1989; Associate Investment Banking Goldman Sachs & Co. in 1990; Executive Director Goldman Sachs in 1994 and Managing Director Goldman Sachs from 1998-2004. Mr. Bergel received a B.Sc. in Civil Engineering from the University of Texas, Austin and an MBA from J.L. Kellogg Graduate School of Management, Northwestern University. Mr. Bergel lives in Madrid with his wife, Elena, and three daughters.

Mr. Bergel is a member of the Audit Committee.

FRANCISCO CARRERA-JUSTIZ, 67, has been a Director of Bacardi Limited since 1992. Mr. Carrera-Justiz was the President and Chief Executive Officer of Bacardi & Co. Ltd., Nassau until his retirement in 2004. He has been a Director of the Commonwealth Brewery Limited Nassau, a subsidiary of Heineken, since 1985, and a Director of Consolidated Water (Bahamas) Ltd. (owners and operators of water desalination plants) since 1996. In the past he has served as a Director of the Royal Bank of Canada Trust Company (Bahamas) Ltd., Angostura Holdings Ltd, Trinidad and the Caribbean Bottling Co. Ltd. (Coca Cola Bottling Co.). Mr. Carrera-Justiz received a BS in Business Administration from Auburn University in 1963. Mr. Carrera-Justiz lives in the Bahamas with his wife, Vivien, and has one daughter and two sons.

Mr. Carrera-Justiz is a member of the Nominating & Governance Committee.

TOTEN A. COMAS, 63, was first elected as a Director in 2006. Mr. Comas served on the Board of Directors of Bacardi Limited as an Alternate Director between 2000 and 2002 and served as a member of the Nominating & Governance Committee. Mr. Comas is President of Propiedades Coba, S.A., a commercial real estate development firm, located in Malaga, Spain, and prior to this, served as General Manager of Inversiones Capricornia S.A., a chain of quick service restaurants in Malaga. Between 1977 and 1988, Mr. Comas worked in Spain as General Manager for Tecnica Internacional de Servicio, S.A. a quality control subsidiary of Bacardi & Co. Ltd. of Nassau, Bahamas, and also as Director of Quality Control for Bacardi España and the European Bacardi bottlers. Mr. Comas joined Bacardi & Co. Ltd. in 1969 as a Bacardi Rum Blender in Nassau and continued in that position until 1977. Mr. Comas received a Technical Engineering degree from Milwaukee School of Engineering. Mr. Comas lives in Malaga with his wife, Janet, and has two sons.

Mr. Comas is a member of the Compensation Committee.

ROBERT J. CORTI, 57, was first elected as a Director in 2006. He was appointed Chairman of the Board of the Avon Products Foundation, after serving as a director for approximately ten years. Prior to assuming his current role, Mr. Corti had been employed by Avon Products, Inc., an $8.5 billion global beauty company operating in sixty countries, from 1976 through 2006. He held a variety of positions during his tenure, and in 1998 was appointed Executive Vice President and Chief Financial Officer, a position he held until his retirement in March 2006 . He received his B.A. in Accounting, Cum Laude from Queens College. He earned an M.B.A. in Taxation from St. John's University in 1984 and is a Certified Public Accountant. Mr. Corti is a member of the Board of Directors and Chairman of the Audit Committee of Activision, Inc., a leading international publisher of interactive entertainment software with fiscal 2007 revenues of $1.5 billion. He also serves as a member of the Board of the Queens College Foundation and the Valtarese Foundation. He and his wife JoAnn, the parents of two adult sons, reside in New York.

Mr. Corti is a member of the Audit Committee and the Compensation Committee.

ADOLFO L. DANGUILLECOURT, 47, became a Director in January 2001. He is currently one of two Deputy Chairmen. Mr. Danguillecourt is the High School Director at Carrollton School of the Sacred Heart in Coconut Grove, Florida. Mr. Danguillecourt served as an officer in the United States Air Force from 1983-1998. He received a B.Sc. in Aeronautical Engineering from Rensselaer Polytechnic Institute in 1983 and an MA in Military Studies from American Military University in 1997. Mr. Danguillecourt lives in Miami with his wife, Mary-Anne, and has three daughters and one son.

Mr. Danguillecourt has served as Chairman of the Nominating & Governance Committee since 2001, and is a member of the Compensation Committee.

PAUL DE HECHAVARRIA, 38, was elected to the Board of Directors in 2005. Mr. de Hechavarria is President of El Batey LLC, whose principal business is equine investments focusing on the breeding development and racing of Bloodstock. Prior to this, Mr. de Hechavarria was an accounting analyst for Dueme Enterprises of Westport, Connecticut and an Associate Manager for SunBank NA assessing credit risks. He received a BA, with honors, in Business and Economics from Randolph Macon College. Mr. de Hechavarria is currently residing in Ocala, Florida.

Mr. de Hechavarria is a member of the Compensation Committee.

IGNACIO DE LA ROCHA, 55, was elected to the Board of Directors in 2004. Mr. de la Rocha was a manager of E.N. Bazan from 1974-1980 and a Senior Manager Purchasing from 1980-1987, and Vice

President Operations from 1987-1992 at Bacardi y Cia, S.A. España. He was also on the Executive Board of Bacardi Spain from 1988-1992. Mr. de la Rocha attended college in Madrid and England and from 1970-1972 was Professor Mercantil y Licenciado en Ciencias Economicas, Universidad Complutense de Madrid. Mr. de la Rocha lives in Nassau, Bahamas, with his wife, Amalia, and has two daughters.

Mr. de la Rocha is a member of the Nominating & Governance Committee.

GUILLERMO J. FERNANDEZ-QUINCOCES, 60, was elected as a Director in 2001. He is a shareholder with Buchanan Ingersol P.C. in the Miami office practicing in the areas of corporate, international cross border transactions, privatizations, and all aspects of U.S. tax law. Mr. Fernandez-Quincoces is also a Certified Public Accountant. He received a B.S. with honors from St. Peter's College (N.J.) in 1970, an M.B.A. from Harvard University in 1974 and his Juris Doctor from Boston University in 1977. Mr. Fernandez-Quincoces was an instructor in accounting and taxation in 1976 and 1977 at Babson College's Graduate School of Business and from 1980 through 1990 at the Graduate School of Business of the University of Miami. He lives in Miami and has one son.

Mr. Fernandez-Quincoces has served as Chairman of the Compensation Committee since 2003 and is a member of the Audit Committee.

ANDREAS GEMBLER, 64, was first elected to the Board in 2003. Mr. Gembler was elected President and Chief Executive Officer of the Company effective June 1, 2005. He has served as a member of the Audit Committee, the Compensation Committee and the Search Committee. He retired from Philip Morris (now Altria Group) in 1999 where he was President and CEO of Philip Morris International. Previously he held the position of President, Europe/Middle East and Africa from 1990 to 1997. Mr. Gembler served as Chairman of Bertolucci Watch Manufacturing, Neuchatel, Switzerland until 2004. He also serves as Chairman of Café-Tasse, a chocolate company in Belgium. Mr. Gembler received his BA in Business Administration in Bremen, Germany. He and his wife Renate are the parents of a daughter and son. Mr. Gembler is a resident of Bermuda.

BARRY E. KABALKIN, 52, was first elected to the Board in 2004. He is currently one of the two Deputy Chairmen of the Board and previously served on the Compensation Committee. Mr. Kabalkin is the managing director of Pitts Bay Partners LLC, a specialized corporate strategy and investment banking and advisory firm based in Washington, D.C. From 1997-2000, Mr. Kabalkin served as Executive Vice President of Bacardi Limited. From 1988-1996, Mr. Kabalkin was a partner of Covington & Burling, a Washington, D.C. law firm, which he first joined as an associate in 1981. At Covington & Burling, Mr. Kabalkin served as a senior corporate advisor and strategist to a wide range of multinational corporations, investment banking and private equity firms, and development stage companies. Mr. Kabalkin received an AB from Brown University in 1977, an MBA from Harvard Business School in 1981, and a JD from Harvard Law School in 1981. Mr. Kabalkin lives in Maryland with his wife, Shelley, and has three daughters.

JAY H. McDOWELL, 71, has been a Director of Bacardi Limited since 1999. Mr. McDowell was a Partner of Cadwalader, Wickersham & Taft, a New York law firm, from 1972 to 2000 and currently is Counsel to Withers Bergmann, LLP, a law firm with offices in London, Milan, Geneva, New York and New Haven. Mr. McDowell received a BA from Yale University in 1959 and an LLB from the University of Virginia Law School in 1963. Mr. McDowell lives in New York City with his wife, Kari, and has two sons and one daughter.

Mr. McDowell is a member of the Audit Committee and the Compensation Committee.

GUY PEYRELONGUE, 70, was first elected to the Board in 2003. From 1973 to 2001 he held senior management positions at L'Oreal, a leading global company of cosmetic and beauty products. From 1987 to 2001 he was President and Chief Executive Officer of L'Oréal USA and Chairman of L'Oréal Canada. From 1973 to 1987, he held various positions at L'Oréal including President Latin America. Mr. Peyrelongue previously served as a non-executive director of Burberry Ltd., a leading luxury goods company from 2002 until 2007. He graduated from the École des Haute Études Commerciales in Paris, France. Mr. Peyrelongue lives in Mexico and has one daughter.

Mr. Peyrelongue is a member of the Audit Committee and the Compensation Committee.

PHILIP SHEARER, 54, was first elected as a Director in 2006. On January 1, 2003 he was appointed to his current role of Group President, The Estée Lauder Companies Inc. Mr. Shearer joined The Estée Lauder Companies in September 2001 as Group President, International. From 1987 to 2001, Mr. Shearer held various positions at L'Oréal and was President of the Luxury Products Division at L'Oréal U.S.A. upon his departure. Previously, Mr. Shearer held various senior positions with the Elizabeth Arden division of Eli Lilly. Mr. Shearer was Chairman of the Board of The Fragrance Foundation from 1998 to 2001. He holds an MBA from the Johnson Graduate School of Management at Cornell University. He lives in New York City with his wife, Alix, and their three children.

Mr. Shearer is a member of the Compensation Committee.

RAYMOND P. SILCOCK, 56, was first elected to the Board in 2003. He is Executive Vice President and Chief Financial Officer of Swift & Company, Greeley, Colorado, a position he has held since 2006. From 1998-2005 Mr. Silcock served as Executive Vice President and Chief Financial Officer of Cott Corporation, Toronto, Canada and prior to that, from 1997 to 1998, was Chief Financial Officer of Delimex Holdings, San Diego, California. During the period 1979 to 1997 he held various financial offices with Campbell Soup Company, Camden, New Jersey, including Vice President Finance – Bakery and Confectionery Division and Vice President Finance – International Division. Mr. Silcock is presently a non-executive director of Prestige Brands Incorporated, Irvington, New York and of the American Italian Pasta Company, Kansas City, Missouri. Previously he served on the boards of directors of Arnott's Limited, Sydney, Australia and of Catavault, Philadelphia, Pennsylvania. He received an MBA from the Wharton School of the University of Pennsylvania and is a Fellow of the Chartered Institute of Management Accountants (UK). Mr. Silcock lives in Denver, Colorado with his wife, Houda.

Mr. Silcock has served as Chairman of the Audit Committee since June, 2003.

BOARD COMMITTEES

In accordance with our Bye-Laws, the business of the Company is to be managed and conducted by the Board of Directors. To assist in carrying out this responsibility, the Board of Directors has delegated certain authority to three standing committees. They are the Audit Committee, the Compensation Committee and the Nominating & Governance Committee. While not mandated by law, each committee operates under a written charter, which we believe ensures accountability among Committee members for their particular responsibilities. Our Board committees figure prominently in our vision of responsible corporate governance and our accounting and financial reporting processes.

The Audit Committee, which consists of Mr. Silcock (Chair), Mr. Bergel, Mr. Corti, Mr. Fernandez-Quincoces, Mr. McDowell and Mr. Peyrelongue is responsible for advising and assisting the Board of Directors with respect to the selection of the Independent Auditors of the Company, the conduct of the audit of the Company's accounts, financial reporting matters and internal controls over financial matters. The Committee is also responsible for reviewing the Company's consolidated financial statements, the reports of the Independent Auditors and other financial information. While the Board of Directors believes that there is more than one financial expert on the Committee it has determined that Mr. Silcock is the designated Audit Committee financial expert. A copy of the Audit Committee Charter is attached as Annex B.

The Compensation Committee, which consists of Mr. Fernandez-Quincoces (Chair), Mr. Comas, Mr. Corti, Mr. Danguillecourt, Mr. de Hechavarria, Mr. McDowell, Mr. Peyrelongue and Mr. Shearer assists the Board of Directors in fulfilling its responsibilities in determining the compensation of the Company's senior executives and Board members. The Committee has the overall responsibility for approving and evaluating the compensation plans (including perquisites and retirement benefits), policies and programs of the Company with respect to officers, senior executives and Directors. A copy of the Compensation Committee Charter is attached as Annex C.

The Nominating & Governance Committee, which consists of Mr. Danguillecourt (Chair), Mr. Arellano, Mr. Bacardi, Mr. Carrera-Justiz, and Mr. de la Rocha assists the Board of Directors in identifying, recruiting, and providing candidates who would become nominees for future election to the Board of Directors by the shareholders. The Committee is also responsible for assessing the performance of the Board of Directors and its individual members in coordination with the Chairman. Additionally, the Committee is tasked with oversight of the Company's corporate governance. A copy of the Nominating & Corporate Governance Committee Charter is attached as Annex D.

APPOINTMENT OF AUDITORS

It is proposed that the Company appoint PricewaterhouseCoopers, independent public accountants, to audit the accounts of the company for the fiscal year ending March 31, 2008, pursuant to Bye-Law 66 and authorize the Board of Directors to agree their fees.

CONFIRMATION OF ACTS

It is proposed that the Members confirm the Acts of the Directors of the Company for the year ended March 31, 2007.

ADDITIONAL INFORMATION

If you have any questions about this proxy statement or need assistance with the voting procedures, you should call Douglas Mello at (441) 298-1017. Requests for further copies of this proxy statement or proxies should be directed to us at the following address or telephone number:

Bacardi Limited
65 Pitts Bay Road
P.O. Box HM 720
Hamilton HM CX
Bermuda
Attention: Douglas Mello
Telephone: (441) 298-1017

To vote your shares, please complete, date, sign and return the enclosed proxy as soon as possible in the enclosed envelope.

ANNEX A

(SUBJECT TO APPROVAL BY THE 2007 ANNUAL GENERAL MEETING OF MEMBERS)

MINUTES of the Annual General Meeting of Members of BACARDI LIMITED (the "Company") held at the Fairmont Hamilton Princess Hotel, Pembroke, Bermuda, June 22, 2006 commencing at 9:00 am.

Mr. Facundo Bacardi, Chairman of the Company's Board of Directors, acted as Chairman of the Meeting and Mrs. Barbara Johnson acted as Secretary of the Meeting. In addition to management, the following persons were present for the meeting: Ms. Karen Taylor and Mr. Thomas Miller, Partners with PricewaterhouseCoopers, Mr. Thomas Brome, a partner with the law firm of Cravath, Swaine & Moore LLP, legal advisor to Bacardi Limited, Mr. Graham Collis, partner with Conyers Dill & Pearman, the Company's legal representative in Bermuda.

The Chairman welcomed everyone to the 2006 Annual General Meeting of Members of Bacardi Limited and called the Meeting to order at 9:00 a.m.

Mr. Bacardi asked Ms. Alicia Aixala to give the invocation after which there was a moment of silence in remembrance of one of our Directors, Mr. Sergio Danguillecourt, who along with his wife Mrs. Jacqueline Kriz Danguillecourt, died in an airline accident on December 19, 2005.

1. Confirmation of Notice

The Secretary confirmed that the Notice of the Meeting had been duly given on May 22, 2006 in accordance with the Bye-Laws and that the necessary quorum of members was present in person or by proxy, therefore the Meeting was entitled to transact business. The attendance list is filed with these minutes as Exhibit A.

2. Approval of Minutes of the Annual General Meeting held on June 23, 2005

The Chairman called the Members' attention to the Minutes of the Annual General Meeting held at the Fairmont Princess Hotel, Pembroke, Bermuda on June 23, 2005. He reminded the Members that the Minutes of the meeting were distributed with the Notice of this Meeting, and then asked whether there were any suggested corrections or amendments to the Minutes. There being none,

Upon motion duly made and seconded, it was

> ***RESOLVED, that the Minutes of the Annual General Meeting held at the Fairmont Princess Hotel, Pembroke, Bermuda on June 23, 2005 be approved as a correct record of the Meeting.***

3. Consolidated Financial Statements

Mr. Ralph Morera, Senior Vice President and Chief Financial Officer gave an overview of the Financial Statements contained in the Annual Report for 2006, highlighting the Company's record earnings and reduction of debt.

Mr. Morera addressed a few questions from the Members.

4. Auditors' Report

The Chairman asked Ms. Karen Taylor, partner from PricewaterhouseCoopers to read the Auditors' Report to Shareholders of Bacardi Limited which appears on page 37 of the Annual Report and is dated May 11, 2006. There being no questions,

Upon motion duly made and seconded, it was

> ***RESOLVED, that the Company's consolidated Audited Financial Statements, together with the Auditors' Report thereon, for the 12-month period ended March 31, 2006, as presented to the Meeting, be received and adopted.***

5. Election of Directors

The Chairman stated that the election of Directors would be by a poll vote taken later in the meeting. He noted that the Directors nominated for election were listed in the Proxy Statement, which was previously sent to all shareholders.

6. Appointment of Auditors

Upon motion duly made and seconded, it was

> ***RESOLVED, that the firm of PricewaterhouseCoopers be appointed Auditors of the Company for the ensuing year and that the Board of Directors be authorized to agree to their fees.***

7. Confirmation of Acts

The Chairman noted that a poll vote would be taken to confirm and ratify the actions of the Directors of the Company taken through March 31, 2006, the date of the last audited financial statements of the Company.

8. Poll Vote

The Chairman explained the process for the poll vote. He said that if the Members had not previously given a proxy, or if they wished to withdraw their proxy and vote on the resolutions, or if they would be voting as a proxyholder, they would need a ballot form in order to vote. Pursuant to the Company's Bye-laws, the Chairman went on to explain that he was required to appoint a committee of not less than 2 shareholders to examine the ballot forms and the counting which will be carried out by Mrs. Butterworth, Mrs. Johnson, Mr. Mello and representatives of the auditors, Messrs. PricewaterhouseCoopers. Messrs. Robert White and Nicholas B. Dill Jr. agreed to serve on such committee and to keep confidential the manner in which each shareholder voted, and so were appointed as the committee for this purpose.

9. President's Presentation

Mr. Andreas Gembler, President & CEO of Bacardi Limited, presented an overview of Bacardi Limited and its core brands, the presentation is filed at the Company with these Minutes. He reviewed the current status of the key brands and the strategies that have been adopted to develop them further.

Mr. Gembler drew the Meeting's attention to the change in management at Bacardi USA. He noted that Eduardo Sardiña had retired as President and CEO of Bacardi USA. During Mr. Sardiña's tenure the US operations had experienced exceptional growth that benefited all shareholders. Mr. Gembler thanked Mr. Sardiña for his contributions and extended best wishes to him and his family. He then introduced Mr. John Esposito, the new President and CEO of Bacardi USA.

Mr. Gembler then highlighted several key areas of the global organization with new leadership vital to the future goals of the Company:

- Human Resources under Tim Sullivan which is working to attract and retain global talent, the key to successful growth of the Company.

- Global Operations under Jon Grey which for the first time coordinates the entire supply chain of the organization under one team.

- Travel Retail, a new stand-alone unit under Maurice Doyle, which is faced with the challenge to increase Bacardi's position in this important market segment.

- Global Marketing, headed by Stella David, with the goal to strengthen global marketing and our core brands.

10. Mexico Presentation

Manuel Rubiralta, President of Bacardi Mexico, gave a presentation, filed at the Company with these Minutes as Exhibit B that focused on the results of the Mexican company in the recent years. He reported that after a period of decline, Bacardi Carta Blanca is growing and is now the #1 selling brand in Mexico. He went on to describe that the company has fundamentally changed from a rum company to a premium spirits portfolio company.

11. Results of Poll Vote for Election of Directors

After the auditors and scrutineers completed their work, the Chairman was handed the results of the voting and announced that the following persons had been elected to serve as Directors of Bacardi Limited for the term of one year or until their successors have been duly elected. The names were announced in alphabetical order:

Victor R. Arellano Jr.
Facundo L. Bacardi
Jaime Bergel
Francisco Carrera-Justiz
Toten A. Comas Bacardi
Robert J. Corti
Adolfo L. Danguillecourt
Ignacio de la Rocha
Paul de Hechavarria
Guillermo J. Fernandez-Quincoces
Andreas Gembler
Barry E. Kabalkin
Jay H. McDowell
Guy Peyrelongue
Philip Shearer
Raymond P. Silcock

12. Results of Poll Vote for Confirmation of Acts of the Directors

Mr. Bacardi announced that the resolution confirming the Acts of the Directors was approved by the shareholders with a vote of 84.83 % of the votes cast in favor, 14.44 % against, and .73 % in abstention.

13. Percentage of Votes Cast

Mr. Bacardi announced that 93.27% of the outstanding shares of Bacardi Limited were voted and thanked the shareholders for their participation in the Meeting.

14. Shareholder Comments

Among various comments, a shareholder inquired as to the status of a possible IPO for the Company, since it had not been mentioned during the presentations, and wanted to know what would be the reasons for taking such action and the benefits. The Chairman noted that the principal reasons for the Board to consider an IPO would be the expressed interest of the members in increasing the liquidity of their shares and the financing needs of the Company to undertake a major strategic transaction. The Board will continue to consider these reasons from time to time. He also noted that independently of a decision to launch an IPO, the Board believes that it is beneficial for the members if the Company moves towards the standards and practices adopted by public companies.

15. Chairman's Comments

The Chairman recognized three very special retirements: Ruben Rodriguez from the Board of Directors, Barbara Johnson as Company Secretary and Eduardo Sardiña as CEO of Bacardi USA. He personally thanked the retirees for their achievements and dedicated service to the Company.

16. Adjournment

There being no further business, upon motion duly made and seconded, the Meeting was adjourned at 11:20 a.m.

________________ ________________

Chairman Secretary

ANNEX B

BACARDI LIMITED

AUDIT COMMITTEE CHARTER

Purpose:

The Audit Committee (the "Committee") is appointed by the Board of Directors (the "Board") of Bacardi Limited (the "Company") to advise and assist the Board with respect to (1) the selection of the Company's independent external auditors, (2) the conduct of the audit of the Company's accounts, (3) financial reporting matters, (4) internal controls over financial matters and (5) such other matters as the Board shall determine. In particular, the Committee shall monitor (a) the integrity of the financial statements of the Company, (b) the compliance by the Company with legal and regulatory requirements, (c) the Company's code of conduct, (d) the independent external auditors' qualifications and independence, and (e) the performance of the Company's internal audit function and independent external auditors.

Responsibilities:

The Committee shall satisfy itself, on behalf of the Board, that:

(a) the Company's quarterly and annual financial statements will be distributed to the Company's shareholders and other stakeholders, following approval of quarterly statements by the Committee and approval of the annual financial statements by the Board subject to the recommendation of the Committee;

(b) the information contained in the Company's quarterly and annual financial statements to shareholders, and any other financial disclosure information, is not materially erroneous, misleading or incomplete;

(c) the Company has implemented appropriate systems of internal control over financial controls and reporting and over the safeguarding of the Company's assets and that these are operating effectively;

(d) the audit function has been effectively carried out and that any matter which the independent external auditors or the internal auditors wish to bring to the attention of the Board has been addressed; and

(e) the Company's independent external auditors are qualified and independent of management.

The Committee shall report regularly to the Board. The Committee should review with the full Board any issues that arise with respect to the quality and integrity of the Company's financial statements, the Company's compliance with applicable legal and regulatory requirements, the performance and independence of the Company's independent external auditors, and the performance of the internal auditors.

The Committee shall meet separately, periodically, with management, with the internal auditors and with the independent external auditors.

The Committee shall discuss the annual audited financial statements and quarterly financial statements with management and with the independent external auditors, including the Financial Review, and shall recommend to the Board whether the audited financial statements should be distributed to shareholders and others.

The Committee shall discuss with management and the independent external auditors significant financial reporting issues and judgments made in connection with the preparation of the Company's financial statements, including any significant changes in the Company's selection or application of accounting principles, any major issues as to the adequacy of the Company's internal controls and any special steps adopted in light of material control deficiencies.

The Committee is directly responsible for the resolution of disagreements between management and the independent external auditors regarding financial reporting.

The Committee shall review the effect of regulatory and accounting initiatives as well as off-balance sheet structures, if any, on the Company's financial statements.

The Committee shall recommend to the Board the appointment, retention and replacement of the independent external auditors (subject to shareholder ratification). The Committee shall be directly responsible for the compensation and oversight of the independent external auditors for the purpose of preparing or issuing audit reports or performing other audit, review or attest services. The Committee shall review the independent external auditors' plans and the independent external auditors shall report directly to the Committee.

The Committee shall review with the independent external auditors any audit problems or difficulties and management's response. This review should include a discussion of (a) any restrictions on the scope of the independent external auditors' activities, or on access to, requested information, and (b) any significant disagreements with management. The Committee may review, as it deems appropriate; (i) any accounting adjustments that were noted or proposed by the independent external auditors but were "passed" (as immaterial or otherwise); (ii) any communications between the audit team and the audit firm's national office respecting auditing or accounting issues presented by the engagement; and (iii) any "management" or "internal control" letter issued, or proposed to be issued, by the audit firm to the Company.

The Committee shall, at least annually, obtain and review a report from the independent external auditors describing (i) the independent external auditors' internal quality-control procedures, (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, (iii) any steps taken to deal with any such issues, and (iv) all relationships between the independent external auditors and the Company.

Based on the reports mentioned in the preceding paragraph, the Committee shall evaluate the qualifications, performance and independence of the independent external auditors. In this evaluation, the Committee shall (i) consider whether the independent external auditors' quality controls are adequate and the provision of non-audit services, if any, is compatible with maintaining their independence, (ii) evaluate the lead partner of the independent external auditors' team and make sure that there is a regular rotation of the lead partner, (iii) consider if there should be a rotation of the independent external auditors, and (iv) take into account the opinions of management and internal auditors. The Committee shall present its conclusions with respect to the independent external auditors to the Board.

The Committee shall review and discuss quarterly reports from the independent external auditors on (a) all critical accounting policies and practices to be used, (b) all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent external auditors and management, (c) other material written communications between the independent external auditors and management, such as any management letter or schedule of unadjusted differences.

The Committee shall be responsible for the pre-approval of all audit and non-audit services (including the fees and terms) to be performed for the Company by the independent external auditors, except for de minimus amounts.

The Committee shall discuss with management the Company's policies with respect to risk assessment and risk management, including major financial risk exposures and the steps management has taken to monitor and control such exposure.

The Committee shall review the objectivity, effectiveness, and resources of the internal auditors and the scope and results of audit plans of the internal auditors.

The Committee shall monitor the Company's internal accounting controls and information gathering systems, and shall review the risks, priorities and any deficiencies identified by the Company's internal auditors and ensure that appropriate corrective action is taken with respect thereto.

The Committee shall review the performance and the remuneration of the Company's internal auditors and shall approve all decisions in connection therewith. The internal auditors shall report directly to the Committee.

Both the independent external auditors and the internal auditors shall have access to the Committee, generally via the Chairman of the Committee, whenever required.

The Committee shall set clear policies for hiring by the Company of employees or former employees of both the independent external auditors and the internal auditors.

The Committee shall ensure that a compliance program is developed and maintained by the Company for material laws and regulations.

The Committee shall establish procedures for (a) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters, and (b) the confidential anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

The members of the Committee shall have the right, for the purpose of performing their duties, to inspect all the books and records of the Company and its subsidiaries, and to discuss such accounts and records and any matters relating to the financial position of the Company with the officers and both the independent external and internal auditors of the Company. The Committee may require the independent or the internal auditors to attend any or every meeting.

The Committee shall review and reassess the adequacy of this Charter periodically, at least on an annual basis, as conditions dictate. The Committee shall annually review and assess the Committee's own performance.

It is understood that in order to properly carry out its responsibilities, the Committee shall have the right, to the extent it deems necessary or appropriate, to retain independent legal, accounting or other advisors.

Structure:

The Board shall elect annually from among its members a committee to be known as the Audit Committee to be composed of a minimum of four directors, none of whom shall (a) accept directly or indirectly from the Company or any subsidiary of the Company any consulting, advisory or other compensatory fee or (b) be affiliated with the Company (other than through the ownership of stock) or (c) be officers or employees of the Company or of any of its affiliates, or have been an officer or employee of the Company or of its affiliates or of the independent external auditors, in the three years prior to being appointed to the Committee or (d) be an immediate family member of any of these persons. Specific exceptions from these requirements may be granted upon approval by the Board. At least one member of the Audit Committee shall have accounting or related financial expertise.

A majority of the members of the Committee shall constitute a quorum. No business may be transacted by the Committee except at a meeting of its members at which a quorum of the Committee is present (in person or by means of telephone conference whereby each participant has the opportunity to speak to and hear one another) or by a resolution in writing signed by all the members of the Committee.

Each member of the Committee shall hold such office until the next annual meeting of shareholders after election as a member of the Committee. However, any member of the Committee may be removed or replaced at any time by the Board and shall cease to be a member of the Committee as soon as such member ceases to be a director or otherwise ceases to be qualified to be a member of the Committee.

The Committee shall appoint one of its members to act as Chairman (the "Chairman"). The Chairman will appoint a secretary who will keep minutes of all meetings (the "Secretary"). The Secretary need not be a member of the Committee nor a director and can be changed by simple notice from the Chairman.

The Committee will meet as many times as is necessary to carry out its responsibilities.

The time at which, and the place where, the meetings of the Committee shall be held, the calling of meetings and the procedure in all respects of such meeting shall be determined by the Committee, unless otherwise provided for in the Bye-Laws of the Company or otherwise determined by resolution of the Board.

The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board may from time to time determine, in accordance with applicable Bye-Laws of the Company.

Effective June 1, 2007

BACARDI LIMITED

COMPENSATION COMMITTEE CHARTER

Purpose

The Compensation Committee (the "Committee") was established and appointed by the Board of Directors (the "Board") of Bacardi Limited (the "Company") to assist the Board in fulfilling its responsibilities in determining the compensation of the Company's senior executives and Board members. The Committee has the overall responsibility for approving and evaluating the compensation plans (including perquisites and retirement benefits), policies and programs of the Company with respect to officers, senior executives, and Directors.

The Committee shall develop compensation policies that are designed to attract, motivate and retain those key employees necessary to support the Company's growth and success. The Committee will support the Company's efforts to generate value for Company's shareholders by: (1) developing world-class leaders, (2) matching the Company's compensation plans to its business strategies, (3) balancing appropriately the short-term and long-term goals of the Company, (4) emphasizing the relationship between pay and performance by placing an appropriate portion of compensation at risk and subject to the achievement of financial goals and other critical objectives. To achieve this goal, the Committee will endeavor to award full and fair compensation to each individual consistent with their performance and level of responsibility on a level of compensation that is competitive with management positions in similarly situated companies taking into account general economic conditions and the Company's performance. In developing compensation policies and practices, and in applying those policies and practices to individual compensation decisions, the Committee shall at all times consider the impact of its recommendations and actions on its over-riding goal of enhancing stockholder value.

The Committee is also charged with the review and formulation of compensation policies with respect to bonuses and long-term incentive plans with the intended goal of matching the short and long-term interests of the Company's shareholders and executives.

Organization

The Committee is a permanent committee of the Board composed of three (3) or more Directors. Committee members shall be elected by the Board annually at the organizational meeting of the Board of Directors after the annual shareholders meeting or as necessary to fill vacancies; members shall serve until their successors shall be duly elected and qualified. The Committee chairman may also entertain requests from, and may so invite, Board members who wish to attend Committee meetings, however, such invitees may only participate in the discussion of the issues presented to the Committee but may not vote on any matters to be decided.

The Committee's chairperson may be designated by the full Board or, if the Board does not do so, the Committee members shall elect, by majority vote, a chairperson. Committee members may be replaced by the Board at any time, but shall otherwise serve until a successor has been named. In consultation with the other members of the Committee, the chairperson shall set the frequency and length of each meeting and the agenda of items to be addressed at each upcoming meeting. In addition, at each meeting held following the annual meeting of shareholders, the chair, in consultation with the other members of the Committee, shall determine the annual agenda of items to be addressed by the Compensation Committee during the coming year.

No Director shall serve as a member of the Committee if such Director has been or is currently a part of an interlocking Directorate in which the CEO or another executive officer of the Company serves on the compensation committee of another company that employs such Director.

None of the members of the Committee shall (a) accept directly or indirectly from the Company or any subsidiary of the Company any consulting, advisory or other compensatory fee or (b) be affiliated with the Company (other than through the ownership of stock) or (c) be officers or employees of the Company or of any of its affiliates, or have been an officer or employee of the Company or of its affiliates or of the independent external auditors, in the three years prior to being appointed to the Committee or (d) be an immediate family member of any of these persons. Specific exemptions from these requirements may be granted upon approval of the Board.

Meetings

The Committee shall hold meetings as necessary. Committee meetings are usually scheduled at least three times a year, after the general shareholders meeting, and before the November and March (of the following calendar year) Board meetings.

The Committee may include the Company's management at its meetings, but shall also hold an executive session at each meeting at which only Directors who are not executives are present. No employee, including the CEO, shall attend that portion of any meeting where his or her performance or compensation are discussed, unless specifically so requested by the Committee.

Attendance of a majority of the members of the Committee shall constitute a quorum for the transaction of business. Approval of a matter by a majority of the members present at a meeting at which a quorum is present shall constitute approval by the Committee. The Committee may also act by unanimous written consent without a meeting.

The Committee shall maintain written minutes of its meetings, which minutes will be filed in the Company's corporate minute book. The Chairman will appoint a secretary who will keep minutes of all meetings (the "Secretary"). The Secretary need not be a member of the Committee nor a director and can be changed by simple notice from the Chairman.

Responsibilities

In addition to any special duties which the Board may assign to the Committee from time to time, the Duties of the Committee shall include:

AAA Objective Setting. Annually review and approve corporate goals and objectives relevant to the CEO's compensation (including, but not limited to the AAA non-financial goals, as well as those financial objectives set by the Board), and evaluate the CEO's performance in light of the goals and objectives set for the prior fiscal year. Based on that evaluation the Committee shall recommend to the Board the CEO's compensation levels.

CEO's Compensation. The Committee shall make recommendations to the Board as to the CEO's (1) annual base salary level, (2) annual incentive bonuses, and (3) long term incentive compensation (in the aggregate, the "Total Compensation"). In determining the Total Compensation, the Committee will consider the Company's performance and relative shareholder return, the value of similar incentive awards to CEOs at comparable companies, and the awards given to the CEO in past years. As part of this evaluation, the Committee shall obtain input from other Committees of the Board concerning the CEO's performance as it deems appropriate, including but not limited to input from (i) the Audit Committee on matters related to the Company's financial reporting and disclosure controls and (ii) the Nominating and Governance Committee on matters related to executive development and succession planning.

CEO and Executive Compensation. In addition to CEO's Total Compensation, the Committee shall also annually review and approve (1) employment agreements, (2) severance arrangements, and (3) change in control agreements/provisions, in each case as, when and if appropriate, and (4) the benefits to be received by the CEO as well as any special or supplemental benefits. At the Board's request, the Committee shall also review the Total Compensation for any of the Company's officers, Directors and key executives based on the compensation received by such persons in comparable positions in comparable companies. The Committee shall also review and approve the CEO's recommendation as to the Total Compensation of each member of management reporting directly to the CEO.

Award Units of Earnings Appreciation Rights. Administer, interpret, make grants and awards to the CEO and those employees recommended by the CEO, adopt rules and recommend to the Board amendments of the Company's executive benefits, including the Earnings Appreciation Rights Plan. In connection to such recommendations, the Committee shall structure and award formulae and calculation and performance targets for all incentive compensation programs for the CEO and in turn shall review and approve the CEO's recommendations with respect to the members of the Company's Executive Committee. In connection with long term incentive compensation, the Committee shall be responsible for the design, implementation and administration of all Company-wide benefit plans, including equity-based compensation programs.

Control Perquisites and other Forms of Remuneration. Receive a report from the Company's Human Resource department, as part of its annual review of executive compensation, in such form as the Committee shall deem appropriate, which discloses non-compensatory "perks" and/or benefits associated with the executives' (including the CEO) employment with the Company. Such report shall include but not be limited to any special health, life insurance, travel, residential support, club memberships, expense accounts, automobile allowances or use of Company owned automobiles, airplane travel in public or private carriers, severance benefits, use of Company owned real estate and/or vehicles, and charitable or political support benefits enjoyed by executives as a result of their employment by the Company.

Employment, Severance and Change in Control Agreements. In addition to approving all employment, severance or change in control agreements and any special or supplemental benefits provided to any executive officers or Directors of the Company. The Committee will review the impact of any potential material transaction, such as a merger, acquisition, or spin-off, on compensation plans.

Compensation Consultants, Accountants, Attorneys and Other Professionals. The Committee shall have the authority to retain and terminate any compensation consultant to be used to assist in the evaluation of CEO or senior executive compensation and shall have sole authority to approve the consultant's fees and other retention terms. The Compensation Committee shall also have authority to obtain advice and assistance from internal or external legal, accounting or other advisors. The Company will provide the Compensation Committee with the appropriate funding to exercise its authority to retain consultants or advisors.

Management Succession. The Committee shall review and make recommendations to the Board concerning management succession.

Director Compensation. The Committee shall review director and Chairman of the Board compensation levels and practices, and recommend, from time to time, changes in such compensation levels and practices to the Board.

Reporting to the Board. The Committee shall make regular reports to the Board and record summaries of its recommendations to the Board in written form.

Review and Evaluation of the Committee and its Charter. The Committee shall annually review the Committee's performance and the adequacy of the Charter to encourage the continuing improvement of the Committee in the execution of its responsibilities. In conducting this review, the Committee shall evaluate whether this Charter appropriately addresses the matters that are or should be within its scope and shall recommend any proposed amendments of the Charter to the Board for approval. For purposes of evaluating the Committee's performance, the Committee shall consider the following: the adequacy, appropriateness and quality of the information and recommendations presented by the Committee to the Board, the manner in which they were discussed or debated, and whether the number and length of meetings of the Committee were adequate for the Committee to complete its work in a thorough and thoughtful manner.

Power to Interpret Charter. The Committee shall have the power and authority to interpret this Charter and make any determinations as to whether any act taken has been taken in compliance with the terms hereof.

Reliance on Company Reports and Executives. The Committee, and each member of the Committee in his or her capacity as such, shall be entitled to rely, in good faith, on information, opinions, reports or statements, or other information prepared or presented to them by (i) officers and other employees of the Company, whom such member believes to be reliable and competent in the matters presented, (ii) counsel, advisors, public accountants or other persons as to matters which the member believes to be within the professional competence of such person.

Effective May 3, 2006

ANNEX D

BACARDI LIMITED

NOMINATING & GOVERNANCE COMMITTEE CHARTER

Purpose

The Nominating & Governance Committee (the "Committee") was established and appointed by the Board of Directors (the "Board") of Bacardi Limited (the "Company") to:

- assist the Board in discharging its responsibilities with respect to identifying, recruiting and providing candidates who would become nominees for future election to the Board by the Shareholders;
- examine the candidate selection process, apply criteria, and review qualification guidelines that may be set by the Board from time to time;
- assess and review any matters concerning the governance of the Board;
- assist the Board of Directors in constituting the membership for the various committees of the Board;
- provide assistance to the Board regarding any other matter relating to the nomination and governance processes.

Responsibilities

The Committee's responsibilities shall be:

(a) to review from time to time the adequacy of the Company's corporate governance principles in light of broadly accepted practices of corporate governance and emerging governance issues, and to advise and make recommendations to the Board with respect to appropriate modifications;

(b) to monitor the implementation and operation of the Company's corporate governance principles;

(c) to identify, review and evaluate candidates for election as Director;

(d) to oversee the process by which shareholders may nominate Directors;

(e) to assess the performance of the Board and its individual members;

(f) to advise the Board with respect to such other matters relating to the nomination and governance processes of the Company as the Committee may from time to time approve, including changes to terms or scope of this Charter and the Committee's overall responsibilities; and

(g) to carry out such other tasks as the Board may from time to time delegate to the Committee.

Structure

The Board shall elect annually from among its members a committee to be known as the Nominating & Governance Committee to be composed of four or more directors.

A majority of the members of the Committee shall constitute a quorum. No business may be transacted by the Committee except at a meeting of its members at which a quorum of the Committee is present (in person or by means of telephone conference whereby each participant has the opportunity to speak to and hear one another) or by a resolution in writing signed by all the members of the Committee. All Committee recommendations shall be presented to the full Board for approval.

Each member of the Committee shall hold such office until the next annual meeting of shareholders after election as a member of the Committee. However, any member of the Committee may be removed or replaced at any time by the Board and shall cease to be a member of the Committee as soon as such member ceases to be a director or otherwise ceases to be qualified to be a member of the Committee.

The Committee shall appoint one of its members to act as Chairman (the "Chairman"). The Chairman will appoint a secretary who will keep minutes of all meetings (the "Secretary"). The Secretary need not be a member of the Committee nor a director and can be changed by simple notice from the Chairman.

The Committee will meet as many times as is necessary to carry out its responsibilities.

The time at which, and the place where, the meetings of the Committee shall be held, the calling of meetings and the procedure in all respects of such meeting shall be determined by the Committee, unless otherwise provided for in the Bye-Laws of the Company or otherwise determined by resolution of the Board.

The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board may from time to time determine, in accordance with applicable Bye-Laws of the Company.

Effective May 3, 2006

END